OFFERING CIRCULAR

DATED MAY 2, 2022

MY RACEHORSE CA LLC

120 Kentucky Ave., Suite 110

Lexington, Kentucky 40502

(888) 697-2234

www.myracehorse.com

Series Membership Interests Overview Active Offerings (Previously Qualified)

		Number of Shares	Price to Public	Underwriting Discounts and Commissions (1)(2)	Proceeds to Issuer (3)

Series You Make Luvin Fun 19	Per Unit	1	$75.00	$0.75	$74.25
	Total Maximum	6,000	$450,000.00	$4,500.00	$445,500.00

Series Margarita Friday 19	Per Unit	1	$166.00	$1.66	$164.34
	Total Maximum	2,000	$332,000.00	$3,320.00	$328,680.00

Series War Safe	Per Unit	1	$146.00	$1.46	$144.54
	Total Maximum	2,000	$292,000.00	$2,920.00	$289,080.00

Series Tufnel	Per Unit	1	$62.00	$0.62	$61.38
	Total Maximum	5,200	$322,400.00	$3,224.00	$319,176.00

Series Who Runs the World	Per Unit	1	$104.00	$1.04	$102.96
	Total Maximum	5,100	$530,400.00	$5,304.00	$525,096.00

Series Balletic	Per Unit	1	$80.00	$0.80	$79.20
	Total Maximum	10,000	$800,000.00	$8,000.00	$792,000.00

Series Song of Bernadette 20	Per Unit	1	$97.00	$0.97	$96.03
	Total Maximum	5,100	$494,700.00	$4,947.00	$489,753.00

Series Daring Dancer 20	Per Unit	1	$135.00	$1.35	$133.65
	Total Maximum	750	$101,250.00	$1,012.50	$100,237.50

Series Chad Brown Bundle	Per Unit	1	$234.00	$2.34	$231.66
	Total Maximum	5,000	$1,170,000.00	$11,700.00	$1,158,300.00

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Series Membership Interests Overview Closed/Terminated Offerings (4)

		Number of Shares	Price to Public	Underwriting Discounts and Commissions (1)(2)	Proceeds to Issuer (3)

Series Carrothers	Per Unit	1	$101.00	$1.01	99.99
	Total Maximum	5,100	$515,100.00	$5,151.00	$509,949.00

Series Echo Warrior 19	Per Unit	1	$58.00	$0.58	$57.42
	Total Maximum	6,000	$348,000.00	$3,480.00	$344,520.00

Series Vow	Per Unit	1	$179.00	$1.79	$177.21
	Total Maximum	2,000	$358,000.00	$3,580.00	$354,420.00

Series Miss Sakamoto	Per Unit	1	$54.00	$0.54	$53.46
	Total Maximum	6,000	$324,000.00	$3,240.00	$320,760.00

Series Our Miss Jones 19	Per Unit	1	$156.00	$1.56	$154.44
	Total Maximum	1,200	$187,200.00	$1,872.00	$185,328.00

Series Desire Street 19	Per Unit	1	$201.00	$2.01	$198.99
	Total Maximum	1,020	$205,020.00	$2,050.20	$202,969.80

Series Duke of Love	Per Unit	1	$142.00	$1.42	$140.58
	Total Maximum	2,000	$284,000.00	$2,840.00	$281,160.00

Series Essential Rose 20	Per Unit	1	$105.00	$1.05	$103.95
	Total Maximum	10,000	$1,050,000.00	$10,500.00	$1,039,500.00

Series Grand Traverse Bay 20	Per Unit	1	$121.00	$1.21	$119.79
	Total Maximum	750	$90,750.00	$907.50	$89,842.50

(1)	The Company has engaged Dalmore Group, LLC (“Dalmore”), Member FINRA/SIPC, to act as the broker/dealer of record for all offerings and, thus, they will be entitled to a Brokerage Fee as reflected herein and described in greater detail under “Plan of Distribution and Subscription Procedure – Broker” and “– Fees and Expenses” and per the Broker-Dealer Agreement.

(2)	No underwriter has been engaged in connection with the Offering. The securities being offered hereby will only be offered by us and persons associated with us, in reliance on the exemption from registration contained in Rule 3a4-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We intend to distribute all offerings of membership interests in any series of the Company principally through the MyRacehorse™ Platform as described in greater detail under “Plan of Distribution and Subscription Procedure.”

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(3)	The use of proceeds for each Series assumes a fully subscribed Series, including interests previously issued under prior offerings of the applicable Series Interests, if any.

(4)

The following offerings were terminated/closed:

•       On April 20, 2022, the Series Essential Rose 20 was sold out and closed.

•       On April 20, 2022, the Series Carrothers was sold out and closed.

•       On April 20, 2022, the Series Our Miss Jones 19 was sold out and closed.

•       On April 20, 2022, the Series Desire Street 19 was sold out and closed.

•       On April 20, 2022, the Series Duke of Love was closed.

•       On April 20, 2022, the Series Echo Warrior 19 was sold out and closed.

•       On April 20, 2022, the Series Grand Traverse Bay 20 was sold out and closed.

•       On April 20, 2022, the Series Vow was sold out and closed.

•       On April 20, 2022, the Series Miss Sakamoto was sold out and closed.

My Racehorse CA LLC, a Nevada series limited liability company (“we,” “us,” “our,” “MRH” or the “Company”) is offering, on a best efforts basis, up to the amount of membership interests of each of the series of the Company (the “Maximum”) without any minimum target as set forth in the above table entitled “Series Membership Interests Overview.”

All of the series of the Company offered hereunder may collectively be referred to herein as the “Series” and each, individually, as a “Series”. The interests of all Series described above may collectively be referred to herein as the “Interests” and each, individually, as an “Interest” and the offerings of the Interests may collectively be referred to herein as the “Offerings” and each, individually, as an “Offering”.

This Offering Circular on Form 1-A has been filed with the Securities and Exchange Commission (the “Commission”) (the “Original Offering Circular”). This Original Offering Circular describes each individual Series set forth in the above table entitled “Series Membership Interests Overview.”

Series Interests are available for purchase exclusively through the MyRacehorse™ Platform and will be issued in book-entry electronic form only. Vertalo, Inc. has been engaged as the Company’s SEC-registered transfer agent and registrar of the Series Interests pursuant to Section 17A(c) of the Exchange Act.

A purchaser of the Interests shall be deemed an “Investor” or “Interest Holder.” There will be separate closings with respect to each Offering. The Company will commence such offerings within two calendar days of qualification with the SEC as provided in Rule 251(d)(3)(i)(F). The Company may undertake one or more closings on a rolling basis with respect to each Offering (each, a “Closing”). After each Closing, funds tendered by Investors will be available to the Company. Because the Offering is being made on a best efforts basis and without a minimum offering amount, the Company may close the offering at any level of proceeds raised. Each such Offering shall be terminated on the earlier of (i) the date subscriptions for the Maximum Interests of such Series have been accepted, (ii) a date determined by the Manager in its sole discretion, or (iii) the date which is one year from the date this Offering Circular is qualified by the Commission which period may be extended by an additional six months by the Manager in its sole discretion.

No securities are being offered by existing security holders. Each Offering is being conducted under Regulation A (17 CFR 230.251 et. seq.) and the information contained herein is being presented in Offering Circular format. See “Plan of Distribution and Subscription Procedure” and “Description of Interests Offered” for additional information.

GENERALLY, NO SALE MAY BE MADE TO YOU IN ANY OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration. This Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy, nor may there be any sales of these securities in, any state in which such offer, solicitation or sale would be unlawful before registration or qualification of the offer and sale under the laws of such state.

An investment in the Interests involves a high degree of risk. See the section titled, “Risk Factors”, herein for a description of some of the risks that should be considered before investing in the Interests.

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TABLE OF CONTENTS

MY RACEHORSE CA LLC

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Offering Circular includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding:

∙	our development plans for our business;
∙	our strategies and business outlook;
∙	the racing prospects for the respective Underlying Assets;
∙	potential distributions or dividends of race winnings and other revenue sources;
∙	anticipated development of the Company, the Manager and each Series of the Company;
∙	the overall growth of the horse racing industry;
∙	our compliance with regulatory matters (including the Investment Company Act, Investment Advisers Act and state securities regulations);
∙	the development of the MyRacehorse™ Platform (defined below); and
∙	various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).

These forward-looking statements express the Manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates”, “believes”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “might”, “plans”, “possible”, “potential”, “predicts”, “projects”, “seeks”, “should”, “will”, “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Offering Circular are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither the Company nor the Manager can guarantee future performance, or that future developments affecting the Company, the Manager or the MyRacehorse™ Platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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OFFERING SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere herein and in the Exhibits hereto. You should read the entire Offering Circular and carefully consider, among other things, the matters set forth in the section captioned “Risk Factors.” You are encouraged to seek the advice of your attorney, tax consultant, and business advisor with respect to the legal, tax, and business aspects of an investment in the Interests.  All references in this Offering Circular to “$” or “dollars” are to United States dollars.

The Company:	The Company is My Racehorse CA LLC, a Nevada series limited liability company formed on December 27, 2016.

Underlying Asset(s) and Offering Per Series Interest:	The Underlying Asset for each Series and the Offering Price per Interest for each respective Series is set forth in the description for such asset herein.

The assets of all Series described below may collectively be referred to herein as the “Underlying Assets” and each, individually, as an “Underlying Asset.” It is not anticipated that any of the Series would own any assets other than said interest in such Underlying Asset, plus certain prepaid cash reserves for insurance and other administrative expenses pertaining to the Series and amounts earned from the monetization of such Underlying Asset.

Securities Offered:	Investors will acquire membership interests in a Series of the Company, each of which is intended to be a separate series of the Company for purposes of assets and liabilities. It is intended that owners of interests in a Series will only have assets, liabilities, profits and losses pertaining to the specific Underlying Assets owned by that Series. For example, an owner of interests in Series Balletic will only have an interest in the assets, liabilities, profits and losses pertaining to Series Balletic and its related operations and not as it relates to Series Essential Rose 20 or any other series. See the “Description of Interests Offered” section for further details. The Interests will be non-voting except with respect to certain limited matters set forth in the Amended and Restated Series Limited Liability Company Agreement of the Company (the "Company Agreement” or “Company Operating Agreement”). The purchase of membership interests in a Series of the Company is an investment only in that Series (and with respect to that Series’ Underlying Asset) and not an investment in the Company as a whole.

Investors:	Each Investor must be a “qualified purchaser.” See “Plan of Distribution and Subscription Procedure – Investor Suitability Standards” for further details. The Manager may, in its sole discretion, decline to admit any prospective Investor, or accept only a portion of such Investor’s subscription, regardless of whether such person is a “qualified purchaser”.

Manager:

Experiential Squared, Inc., a Delaware corporation, will serve as the manager of the Company and of each Series (the “Manager” or “Experiential”) pursuant to that certain Management Services Agreement (the “Management Agreement”). Experiential offers leading horse racing management services. Experiential employs a team of experts in horse racing management including a resident veterinarian, a global Head of Bloodstock and Stable management and multiple racing mangers, based in the three major US horse racing markets; Kentucky, California and New York. These experts have over 100 years combined experiences, buying, selling and managing racehorses. Experiential also owns and operates a web platform and a mobile app-based investment platform called MyRacehorse™ (the MyRacehorse™ platform and any successor platform used by the Company for the offer and sale of interests, shall be referred to as the “MyRacehorse™ Platform”), which is licensed to the Company pursuant to the terms of the Management Agreement, through which the Interests are sold.

The Manager and/or its affiliates may, from time to time, purchase Interests at their discretion on the same terms and conditions as the Investors. The Company, the Manager, its affiliates and/or third parties may also (1) acquire horses that are listed on MyRacehorse.com pursuant to a promissory note between the Series and lender or (2) have the Series acquire the horses upon close of the respective offering. In many instances, said lender will have a right, prior to completion of the Offering, to participate in pre-closing dividends from revenue generated by its interest in the Underlying Asset and the right to convert into the unsold portion of the offering prior to being fully funded.

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Broker:

The Company has entered into an agreement with Dalmore Group, LLC (“Dalmore” or the “Broker”) a New York limited liability company and a broker-dealer which is registered with the Commission and is registered in each state where such Offering will be made prior to the launch of such Offering. Dalmore will act as the broker/dealer of record for each transaction and provide related services in connection with such Offering as described in the Broker-Dealer Agreement incorporated by reference as Exhibit 6.2.

Dalmore is a member of FINRA.

Minimum Interest purchase:

The minimum subscription by an Investor is 1 Interest in a Series. Notwithstanding the foregoing, the Manager has discretion to increase the minimum subscription by an Investor to greater than 1 Interest in a Series.

Purchase Price Consideration; Gift Cards:

The Purchase price for an Investor’s subscription will be payable in cash in United States Dollars at the time of subscription.

In addition, the Company sells gift cards for cash that are redeemable only for merchandise, racetrack experiences and as consideration for the purchase of Interests on the MyRacehorse™ Platform.

The gift cards are valued at the cash value paid (e.g. if a purchaser pays $100 they get a gift card with a $100 value), are not redeemable for cash (except as required by applicable law), have no expiration date and may be used solely on the MyRacehorse™ Platform. There are no discounts, differentiated pricing or other more favorable offering terms given or credited to Investors that use gift cards in connection with the purchase of Interests.

To the extent even a $1 balance on a gift card remains, it can be used towards the purchase of Interests in combination with cash.

Gift cards can also be purchased by 3rd party businesses looking to provide gifts, perks, promotions or incentives to their customers, clients or employees.

The recipient or user of a gift card, regardless of how it was obtained will still need to qualify as a “qualified purchaser” to invest and will be subject to the same subscription process as Investors that subscribe for cash. See “Investor Suitability Standards” and “Plan of Distribution and Subscription Procedure” for more information.

Offering size:	There is no minimum offering amount for the sale of Interests in each Offering. The Maximum Interests offered per Series is set forth in the “Series Membership Interests Overview” table set forth above.

Offering Period:	There will be a separate closing for each Offering. Each Offering is being conducted on a best efforts basis without any minimum target. The Company undertakes closings on a rolling basis for each Offering. After each closing, funds tendered by Investors will be available to the Company. Because each Offering is being made on a best efforts basis and without a minimum offering amount, the Company may close each Offering at any level of proceeds raised. Each respective Offering shall be terminated on the earlier of (i) the date subscriptions for the Maximum Interests of such Series have been accepted, (ii) a date determined by the Manager in its sole discretion, or (iii) the date which is one year from the date this Offering Circular is qualified by the Commission which period may be extended by an additional six months by the Manager in its sole discretion.

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Additional Investors:	After the Closing of each Offering, no Member will be required to make additional capital contributions. If a Series’ funds are insufficient to meet the needs of the Series, the Manager may (a) advance or loan funds to such Series, on which the Manager may impose a reasonable rate of interest, which shall not be lower than the Applicable Federal Rate (as defined in the Internal Revenue Code), and be entitled to reimbursement of such amount from future revenues generated by such Series, and/or (b) cause additional Interests to be issued in order to cover such additional amounts.

In the event that the Manager determines to issue additional Interests (as described in (b) above), the Manager shall notify the Members of the need for additional capital and the Members may be permitted, but not required, to make additional capital contributions to the Series on a pro-rata basis. In the event all Members do not make additional capital contributions, the Manager has discretion to sell additional Interests to third parties to meet the capital needs of such Series.

Use of proceeds:

The proceeds received by a Series from its respective Offering will be applied in the following order of priority of payment:

(i) Brokerage Fee: A fee equal to 1.0% of the amount raised through this Offering (which excludes any Interests purchased by the Manager, its affiliates or the Horse Sellers) paid to Dalmore as compensation for brokerage services;

(ii) Due Diligence Fee: A fee paid to Manager as compensation for due diligence services in evaluating, investigation and discovering the Underlying Assets and establishing the Series, not to exceed the maximum Due Diligence Fee as detailed in the Use of Proceeds for each Series. This fee includes the costs associated with managing all aspects of the selection of horses and the establishment of a series. This also includes the selection and oversight of third-party contractors such as attorneys, accountants and bloodstock agents.

(iii) Asset Cost of the Underlying Asset: Actual cost of the Underlying Asset paid to the Horse Seller (which may have been paid off prior to such Offering through a loan to the Company), including any accrued interest under potential loans to the Series and through down-payments by the Manager and/or its affiliates to acquire an interest in the Underlying Asset prior to an Offering; and will include sales tax and/or an up to 5.0% blood stock agent fee, if applicable in selecting the Underlying Asset.

(iv) Offering Expenses: In general, these costs include actual legal, accounting, underwriting, filing and compliance costs incurred by the Company in connection with an Offering of a series of Interests (and excludes ongoing costs described in Operating Expenses), as applicable, paid to legal advisors, printing and accounting firms, as the case may be. In the case of the Offerings hereunder, the Manager has agreed to pay and not be reimbursed for Offering Expenses.

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The Manager bears all expenses related to item (iii) above on behalf of a Series and is reimbursed by a Series through the proceeds of a successful offering. In addition, the Manager or an affiliate may loan the Company or a Series the funds required to pay any costs identified in item (ii), which will be reimbursed through the proceeds of a successful offering or refunded if an offering is aborted. Any loans made under item (iii), other than down-payments, accrue interest at the Applicable Federal Rate (as defined in the Internal Revenue Code).

Commencing with future Offerings (excluding existing Offerings described herein), the Company plans to re-organize and further define and add clarity to its fee structure by restructuring the Fees and Expenses which may be charged to a Series as part of the Offering amount as further described in the Use of Proceeds section for such Series as follows:

(A) Brokerage Fee: No changes – see (i) above for description.

(B) Management/Due Diligence Fee: The Company is combining its existing due diligence and management fee structures into a single, ongoing Management/Due Diligence Fee which will cover the Manager’s work on behalf of a Series during its lifecycle. This includes the existing Due Diligence Fee which is a fee paid to Manager as compensation for due diligence services in evaluating, investigation and discovering the Underlying Assets and establishing the Series, not to exceed the maximum Due Diligence Fee as detailed in the Use of Proceeds for each Series. This fee includes the costs associated with managing all aspects of the selection of horses and the establishment of a series. This also includes the selection and oversight of third-party contractors such as attorneys, accountants and bloodstock agents. In addition, ongoing work for management of veterinarians, co-owners, trainers, boarding facilities and review and audit of bills (from veterinarians, trainers, farriers etc.) will be covered here. The existing “Management Fee” as discussed below will be transitioned to a “Management Performance Bonus” which will only accrue in certain circumstances as described below.

(C) Asset Cost of the Underlying Asset: No changes – see (iii) above for description.

(D) Organizational and Experiential Fee: This fee covers several organizational and experiential aspects of the business. First, any Offering Expenses associated with an offering, including actual legal, accounting, underwriting, filing and compliance costs incurred by the Company in connection with an Offering of a Series of Interests (and excludes ongoing costs described in Operating Expenses), as applicable, paid to legal advisors and other third parties, as the case may be, will be covered. Second, fees paid to the Manager for the experiential activities associated with ownership of a racehorse in a Series, including marketing costs, event planning, content development and hosting on the MyRacehorse™ Platform, and Membership Experience Programs (as discussed further in the “Description of the Business”). This fee may be discounted for certain Series or such fees could be capped for Investors with multiple or sizable Series investments (which would have the result of a discounted effective Offering Price to such frequent or large-scale Investors). Lastly, any ongoing organizational costs to cover legal and compliance expenses incurred to set up the legal and financial framework and compliance infrastructure for the marketing and sale of the Series Interests and ongoing costs for compliance, reporting and legal.

As discussed above, these fees were typically either offset by the Due Diligence Fee or billed to the Series as Operating Expenses previously but will now be specifically allocated to the Use of Proceeds for each future Series offering.

To date, the Company has not directly charged Offering Expenses as part of the Offering despite reserving the right to do so. As part of the re-structuring of its fee structure, the Company plans to do so moving forward as part of (D).

(E) Operating Expense Reserve. As the Company has done previously, a portion of the offering amount goes to prepaid expense reserves to cover “Operating Expenses” of a Series as described below.

See “Use of Proceeds” for each Series and “Plan of Distribution and Subscription Procedure – Fees and Expenses” sections for further details on the specific fees charged as to each individual Series.

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Operating Expenses:	“Operating Expenses” are costs and expenses attributable to the activities of the Series (collectively, “Operating Expenses”), which may be as much as or greater than the actual cost of a Series’ interest in the applicable Underlying Asset, including:

•	costs incurred in managing the Underlying Asset, including, but not limited to boarding, maintenance, training and transportation costs (the “Upkeep Fees”);

•	costs incurred prior to the offering of the Underlying Asset, including, but not limited to costs associated with the initial acquisition of the Underlying Asset, vet checks, etc. related to the pre-offering operation of the Underlying Asset (“Prepaid Expenses”), and, to the extent that Prepaid Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses and/or Distributable Cash which occur after the acquisition of the Underlying Asset;

•	costs incurred in preparing any reports and accounts of the Series, including any tax filings and any annual audit of the accounts of the Series (if applicable) or costs payable to any third-party registrar or transfer agent or governmental body and any reports to be filed with the Commission including periodic reports on Forms 1-K, 1-SA and 1-U;

•	any indemnification payments; and

•	any and all insurance premiums or related expenses in connection with the Underlying Asset, including mortality, loss of use, liability and/or medical insurance of the Underlying Asset to insure against the death, injury or third party liability of racehorse ownership (as described in “Description of the Business – Business of the Company”). The decision to purchase insurance on a horse is made on a horse-by-horse basis. THERE IS NO GUARANTEE THAT A HORSE YOU INVEST IN WILL BE INSURED.

The Company has purchased mortality insurance for Magical Ways (f.k.a. You Make Luvin Fun 19), Straight No Chaser (f.k.a Margarita Friday 19), War Safe, Tufnel, Who Runs the World, Balletic, Cable Boss (f.k.a Song of Bernadette 20), Daring Dancer 20, Night Combat, Three Jewels, and Splashdown 20.

Mortality insurance is a very dynamic process in horse racing. The estimated value of a horse can fluctuate after each race. The Series, through its relationship with the Manager reviews policies and increases, decrease, and maintain the insurance values predicated on their estimates of value. The Company, through its Manager may choose not to insure a horse from the outset. See the “Description” of such Series herein to confirm the status of insurance as to each such Series.

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See “Use of Proceeds” for each such Series for reference to inclusion of Prepaid Expenses in Operating Expenses for a Series-by-Series determination.

We anticipate that for a majority of the Offerings, we will allocate a sizable portion of such Offering to a cash reserve to be spent on Upkeep Fees which cover operating expenses related specifically to the training, upkeep and maintenance of the applicable Underlying Asset. However, if the Operating Expenses exceed the amount of revenues generated from the applicable Underlying Asset, the Manager may (a) advance or loan the amount of the Operating Expenses to such Series, on which the Manager may impose a reasonable rate of interest, which shall not be lower than the Applicable Federal Rate (as defined in the Internal Revenue Code), and be entitled to reimbursement of such amount from future revenues generated by such Series (“Operating Expenses Reimbursement Obligation(s)”), and/or (b) cause additional Interests to be issued in order to cover such additional amount. In such cases, until a Series generates revenues from its interest in the applicable Underlying Asset, we expect a Series to, initially, deplete only the Upkeep Fees. We may incur Operating Expenses Reimbursement Obligations if the Manager pays such Operating Expenses incurred and such Operating Expenses exceed revenues and Upkeep Fees. See discussion of “Description of the Business – Operating Expenses” for additional information.

From time to time, certain Offerings will not have an allocated upfront cash reserve for Upkeep Fees as part of such Offering proceeds. Instead, the Manager or an affiliate will, in connection with such Offering, incur liabilities related to Upkeep Fees on behalf of the Series and be entitled to reimbursement of such amount only upon a sale of the Underlying Asset or a dissolution or termination of such Series and not from Distributable Cash (as defined below) from ongoing revenues generated by such Series. Notwithstanding the foregoing, in these types of Offerings, there will still exist a smaller pre-paid cash reserve for Prepaid Expenses and insurance, administrative and general Operating Expenses which is intended to cover three years of such projected Operating Expenses (excluding Upkeep Fees).

In addition, the Manager, in these types of Offerings, retains discretion to also (a) loan the amount of the Operating Expenses to such Series, on which the Manager may impose a reasonable rate of interest, which shall not be lower than the Applicable Federal Rate (as defined in the Internal Revenue Code), and/or (b) cause additional Interests to be issued in order to cover such additional amounts.

Regardless of the type of Offering, an Interest Holder will be liable only to the extent of their agreed upon capital contributions and, if no such capital remains at dissolution, such Interest Holder will not be liable for the failure of a Series to repay its underlying debt or liabilities, including the Operating Expenses Reimbursement Obligations.

Further issuance of Interests:	A further issuance of Interests of a Series may be made in the event the Operating Expenses of that Series exceed the income generated from its interest in the Underlying Asset and cash reserves of that particular Series. This may occur if the Company does not take out sufficient amounts under an Operating Expenses Reimbursement Obligation to pay such excess Operating Expenses, or the Manager does not pay such amounts without seeking reimbursement.

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Co-Ownership Agreements; Bonuses; Kickers:

The Company, through individual Series, intends to purchase interests in racehorses. These Underlying Assets will be owned either (i) with a minority interest (with certain major decision rights included), (2) a majority controlling interest, or (3) 100% ownership. The Series’ percentage ownership in a specific horse is determined on a series-by-series basis as described in such Series’ “Description” in this Offering Circular. For Underlying Assets not owned 100%, the Series will enter into an agreement with other owners of the Underlying Asset (“Co-Owners”) which will govern the rights of the Series vis-à-vis the other Co-Owners and the Underlying Asset (the “Co-Ownership Agreements”).

As an owner of a racehorse, the individual Series will receive a percentage of the purse winnings that is equal to its ownership percentage, as well as other revenue-generating events including, race Bonuses (as described below), sale of the racehorse via claiming, auction or private sale, marketing or sponsorship activities (this does not include merchandise as that is the property of the Manager) and the sale of future breeding rights less expenses and liabilities (including “Kickers” if any as described below). If the Series decides to breed the horse (rather than sell) and the breeding equity is included in the Co-Ownership Agreement (breeding equity is included in all Series that are not “Racing Leases”), then Investors will receive their pro rata share of net proceeds. Similarly, the individual Series will be responsible for the expenses of the racehorse/breeding horse at a rate equal to its ownership percentage. These expenses will often be payable directly by the Series. Copies of such Co-Ownership Agreements for each respective Series are attached as exhibits hereto and descriptions of such terms are included with each Series’ respective description herein.

Certain of the Series’ Co-Ownership Agreements may include bonuses related to winning of graded stakes races in the form of promotional bonuses, (“Promotional Bonuses”), future stallion bonuses (“Future Stallion Bonuses”) or future broodmare bonuses (“Future Broodmare Bonuses,”) (collectively referred to as “Bonuses”). The Future Stallion Bonuses may be voided prior to being earned to the extent a decision is made by the Co-Owners to geld the racehorse in the discretion of the Manager or the Co-Ownership (typically due to health and safety concerns or to better maximize its racing career prospects). These Bonuses will be distributable (less expenses, reserves, etc.) as in the same manner generic race winnings as described in “Distributable Cash” below.

In addition, certain Co-Ownership Agreements may be negotiated with the original horse seller for a payment to the seller upon a horse winning certain races or awards (the “Kickers”). Kickers are contractual obligations of a Series to the original seller of a horse which could result in a payment obligation to the seller upon the happening of certain events like Grade 1 race wins. They act as a “performance bonus” and are tied to certain revenue-generating events in the life of the Series. In the event that a Co-Ownership Agreement contains a Kicker, the campaign page, which screenshots are included in each series description contained herein, will contain express descriptions of the Kicker, its terms and its impact on such Series.

Such Kickers are payable out of race winnings and often offset and reduce the short-term Distributable Cash of a Series. However, the upside associated with breeding equity of a horse that has hit a Kicker can significantly increase the long-term value of a Series whether upon a sale of the Underlying Asset or the future revenue generated by breeding.

Each Kicker can be generally seen as a contingent liability of that Series that, when triggered, becomes a liability payable by that Series prior to any distributions to that Series’ members. This is the same case as it relates to any expenses of the Series or reserves needed to be maintained for the ongoing operations of such Series. As a result of such liability, Distributable Cash (as defined below) may be considerably less than stated race winnings.

In any event, a Series member will be liable only to the extent of their agreed upon capital contributions and, if no such capital remains at dissolution or at the time a Kicker payment is due, such Series member will not be liable for the failure of a Series to repay its underlying debt or liabilities, including the payment of any Kickers.

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Racing Leases:

As an alternative to the Co-Ownership racehorse ownership structures discussed above, which include the purchase and sale with the full ownership of a horse, for certain Series, the Company, through individual Series, may enter into lease agreements or “racing leases” which will entitle the Series to the exclusive right to “all of the racing qualities of an ownership interest in the horse” including the operation of such horse during a set racing term (typically 1 year) in exchange for an upfront lease fee. The Series’ percentage lease interest in a specific horse is determined on a series-by-series basis. This means that the Series will enter into an agreement with other owners of the Underlying Asset (“Owners”) which will govern the rights of the Series during the lease term and the operation of the Underlying Asset (the “Lease Agreement”).

As the lessee of a racehorse, the individual Series will receive a percentage of the purse winnings that is equal to its lessee percentage, as well as other revenue-generating events as well as marketing and advertising related revenues (excluding merchandise that is either the asset of the lessor or the manager). Similar to the Co-Ownership arrangements, the individual Series in the Lease Agreement will be responsible for the expenses of the racehorse at a rate equal to its lessee percentage. These expenses will often be payable directly by the Series. At the end of such lease term, however, the ownership rights in the horse revert back to the Owner along with the obligation to cover any future expenses associated with such horse.

In certain leases, in the event that the Owner intends to retire the horse and elects to terminate the Lease Agreement due to health, breeding or economic interest concerns, the pro rata portion of the lease fee remaining on the Series will be re-paid to the Series.

The Company’s intent with racing leases is to capture the value of the racing career of said horse without the complexities, time and expense associated with the purchase, sale or breeding of a horse outside of its useful racing life.

Copies of such Lease Agreements for each respective Series, and any amendments to such Lease Agreements, if applicable, are attached as exhibits hereto and descriptions of such additional terms are included with each Series’ respective description herein.

Distributable Cash:

“Distributable Cash” shall mean the net income (as determined under U.S. generally accepted accounting principles (“GAAP”)) generated by a Series plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) for such Series and less any liabilities (including contractual obligations for Kickers or Bonuses to Horse Sellers) related to its interest in the applicable Underlying Asset. The Manager may maintain Distributable Cash funds in a deposit account or an investment account for the benefit of each Series.

A Series will typically generate Distributable Cash from revenue-generating events of such Series. The frequency with which such event occurs, or the timing of when such revenue is actually distributed to Members, is dependent on the racing schedule of the Underlying Asset, cash reserves in such Series, ongoing contractual obligations of a Series, potential sales of the Underlying Asset, the terms of such Series’ Co-Ownership Agreement and other revenue-generating events which do not occur on a fixed or set time period (e.g. quarterly or monthly) but which will recur on an ongoing basis so long as revenue is generated.

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Management Fee/Management Performance Bonus; Final Gross Proceeds Fee:

For existing Offerings, in addition to the “Due Diligence Fee” described above, the Manager shall also receive 10% of the Gross Proceeds for that Series (including all race winnings and Final Sale Gross Proceeds) to the Manager as a Management Fee.

For future offerings, the “Management Fee” has been combined with the “Due Diligence Fee” resulting in the “Management/Due Diligence Fee”.

In its place, a “Management Performance Bonus” will be in place for future offerings and is limited in scope when compared with the past “Management Fee”. For the “Management Performance Bonus, the Manager shall receive 10 % of all Gross Proceeds from stakes races only.

Separately, for future offerings, in connection with final sales of the Underlying Asset, in addition to the Management Performance Bonus, upon the sale of an Underlying Asset, the Manager shall receive 5% of the Final Sale Gross Proceeds if the Underlying Asset has depreciated and 20% of the Final Sale Gross Proceeds if the Underlying Asset has appreciated (referred to as “Final Gross Proceeds Fee.”)

“Final Sale Gross Proceeds” is defined as the sum of all money generated by the sale of a horse owned by a Series, prior to any deductions that have been made or will be used for expenses. The Underlying Asset appreciation is calculated as the Gross Sale Price minus the Gross Purchase Price.

Distribution Rights:	The Manager has sole discretion in determining what distributions of Distributable Cash, if any, are made to Interest Holders of a Series. Any Distributable Cash generated by a Series from the utilization of the Underlying Asset shall be applied by that Series in the following order of priority (after payment of liabilities, including contractual obligations under Co-Ownership Agreements, if any):

•	Payment of the Management Performance Bonus or Final Gross Proceeds Fee (as described above);

•	thereafter to create such reserves for that Series as the Manager deems necessary, in its sole discretion, to meet future Operating Expenses of that Series; and

•	thereafter, 100% (net of corporate income taxes applicable to a Series, if any) by way of distribution to the Interest Holders of that Series on a pro rata percentage basis.

As described above in “Operating Expenses” Operating Expenses Reimbursement Obligations are not payable prior to a distribution of Distributable Cash to Interest Holders of a Series. Instead, Operating Expenses Reimbursement Obligations are payable only upon a sale of the Underlying Asset or a dissolution or termination of such Series and not from Distributable Cash.

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Timing of Distributions:

The Manager may make periodic distributions of Distributable Cash remaining to Interest Holders of a Series subject to it having the right, in its sole discretion, to withhold distributions in order to meet anticipated costs and liabilities of a Series. The Manager may change the timing of potential distributions to a Series in its sole discretion.

FOR THE AVOIDANCE OF DOUBT, A RACE WIN BY A SERIES’ RACEHORSE WILL NOT RESULT IN AN IMMEDIATE DISTRIBUTION OF CASH TO INTEREST HOLDERS.

No Trading Market:

There is currently no public trading market for our Interests, and we do not intend or expect that any such market will ever develop. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your shares at any price. Even if a public market does develop, the market price could decline below the amount you paid for your shares.

The Company estimates that most Series will exist for 2-6 years (the racing life cycle) and then the Underlying Asset will be sold, which will be the primary liquidity event other than Distributions on Gross Proceeds as discussed above. A sale of the Underlying Asset may occur at a lower value than when the Underlying Asset was first acquired or at a lower price than the aggregate of costs, fees and expenses used to purchase the Underlying Asset, including the repayment of the Operating Expenses Reimbursement Obligations described above.

Manager Duties:	The Manager may not be liable to the Company, any Series or the Investors for errors in judgment or other acts or omissions not amounting to fraud, willful misconduct or gross negligence, since provision has been made in the Operating Agreement for exculpation of the Manager. Therefore, Investors have a more limited right of action than they would have absent the limitation in the Operating Agreement.

Indemnification:	To the fullest extent permitted by applicable law, subject to approval of each Series Manager, all officers, directors, shareholders, partners, members, employees, representatives or agents of the Manager or a Series Manager, or their respective affiliates, employees or agents (each, a “Covered Person”) shall be entitled to indemnification from such Series (and the Company generally) for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Series Manager, or such Series and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement and any Series Agreement, except that no Covered Person shall be entitled to be indemnified for any loss, damage or claim incurred by such Covered Person by reason of fraud, deceit, gross negligence, willful misconduct or a wrongful taking with respect to such acts or omissions; provided, however, that any indemnity under the Operating Agreement shall be provided out of and to the extent of the assets of the such Series only, and no other Covered Person or any other Series or the Company shall have any liability on account thereof.

To the fullest extent permitted by applicable law, subject to approval of a Series Manager, all expenses (including legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by such Series prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by such Series of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in the Operating Agreement.

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Transfers:	The Manager may refuse a transfer by an Interest Holder of its Interest(s) if such transfer would result in (a) the assets of a Series being deemed “plan assets” for purposes of ERISA, (b) result in a change of U.S. federal income tax treatment of the Company and/or a Series, or (c) the Company, a Series or the Manager being subject to additional regulatory requirements. Furthermore, as the Interests are not registered under the Securities Act of 1933, as amended (the “Securities Act”), transfers of Interests may only be affected pursuant to exemptions under the Securities Act and permitted by applicable state securities laws and there is a right of first refusal on transfers of Interests. See “Description of Interests Offered – Limitations on Transferability” for more information.

Where to Buy; Transfer Agent:	Series Interests will be available for purchase exclusively on the MyRacehorse™ Platform. These Series Interests will be issued in book-entry electronic form only. Vertalo, Inc. is the SEC-registered transfer agent and registrar for the Series Interests. See that certain Vertalo Subscription Agreement attached hereto and incorporated by reference as Exhibit 6.3.

Governing law:	The Company and the Operating Agreement will be governed by Nevada law and any dispute in relation to the Company and the Operating Agreement is subject to the dispute resolution provisions set forth therein. If an Interest Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement, it would be required to do so in compliance with these dispute resolution provisions. Notwithstanding the foregoing, mandatory arbitration provisions set forth therein do not apply to claims made under the federal securities laws.

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RISK FACTORS

The Interests offered hereby are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. There can be no assurance that the Company’s investment objectives will be achieved or that a secondary market would ever develop for the Interests, whether via the MyRacehorse™ Platform, via third party registered broker-dealers or otherwise. The risks described in this section should not be considered an exhaustive list of the risks that prospective Investors should consider before investing in the Interests. Prospective Investors should obtain their own legal and tax advice prior to making an investment in the Interests and should be aware that an investment in the Interests may be exposed to other risks of an exceptional nature from time to time. The following considerations are among those that should be carefully evaluated before making an investment in the Interests.

Risks relating to the structure, operation and performance of the Company

An investment in our Interests is a speculative investment and, therefore, no assurance can be given that you will realize your investment objectives.

No assurance can be given that Investors will realize a return on their investments on their Interests or that they will not lose their entire investment in their Interests. For this reason, each prospective subscriber for the Interests should carefully read this Offering Circular. All such persons or entities should consult with their legal and financial advisors prior to making an investment in the Interests.

An investment in an Offering constitutes only an investment in that Series and not in the Company, any other Series or the Underlying Asset.

A purchase of Interests in a Series does not constitute an investment in the Company, any other Series of the Company, or the Underlying Asset directly. This results in limited voting rights of the Investor, which are solely related to such Series. Investors will have voting rights only with respect to certain matters, primarily relating to the removal of the Manager for “cause.” The Manager thus retains significant control over the management of the Company and the Underlying Asset.  Furthermore, because the Interests in a Series do not constitute an investment in the Company as a whole, holders of the Interests in the Series will not receive any economic benefit from, or be subject to the liabilities of, the assets of any other Series. In addition, the economic interest of a holder in a Series will not be identical to owning a direct undivided interest in the applicable Underlying Asset because, among other things, a Series may be required to pay corporate taxes before distributions are made to the holders, and the Manager will receive a fee in respect of its management of the applicable Underlying Asset.

There is no public trading market for our securities.

There is currently no public trading market for any of our Interests, and we do not intend or expect that any such market will ever develop. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Interests at any price. Even if a public market does develop, the market price could decline below the amount you paid for your Interests.

There may be state law restrictions on an Investor’s ability to sell the Interests.

Each state has its own securities laws, often called “blue sky” laws, which (1) limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by the broker-dealers, if any, who agree to facilitate sales of our Interests. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Interests. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

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Limited operating history.

The Company was formed in 2016 and has a relatively limited operating history upon which prospective Investors may evaluate their performance. No guarantee can be given that the Company and any Series will achieve their investment objectives, the value of any Underlying Asset will increase or that any Underlying Asset will be successfully monetized.

Limited Investor appetite.

There can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Series or future proposed Series. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives by acquiring additional interests in underlying assets through the issuance of further Series and monetizing them together with interests in such Underlying Assets to generate distributions for Investors. In addition, if the Company is unable to raise funding for additional Series, this may impact any Investors already holding interests as they will not see the benefits which arise from economies of scale following the acquisition by other Series of additional underlying assets and other monetization opportunities (e.g., Membership Experience Programs - hosting events with the race horses, winners circle access, race day privileges, group discounts on insurance, reduction in offering costs, etc.).

Offering amount exceeds value of Underlying Asset.

The size of each Offering will exceed the purchase price of such Series’ interest in the applicable Underlying Asset as at the date of such Offering (as the proceeds of each Offering in excess of the purchase price of the applicable Underlying Asset will be used to pay fees, costs and expenses incurred in making each Offering, acquiring the interest in the applicable Underlying Asset, Due Diligence Fees and Operating Expenses). If the applicable Underlying Asset had to be sold and there has not been substantial appreciation of the applicable Underlying Asset prior to such sale, there may not be sufficient proceeds from the sale of the applicable Underlying Asset to repay Investors the amount of their initial investment (after first paying off any liabilities on the horse at the time of the sale including but not limited to any outstanding Operating Expenses Reimbursement Obligation or Kickers or other contractual obligations in Co-Ownership Agreements) or any additional profits in excess of this amount.

Excess Operating Expenses

Operating Expenses related to a particular Series incurred post-Closing shall be the responsibility of the Series. The Company maintains a reserve for estimated Operating Expenses for the Underlying Asset, which excludes UpKeep Fees.

The Manager or an affiliate will incur liabilities related to Upkeep Fees on behalf of the Series and be entitled to reimbursement of such amount only upon a sale of the Underlying Asset or a dissolution or termination of such Series and not from Distributable Cash (as defined below) from ongoing revenues generated by such Series (“Operating Expenses Reimbursement Obligation(s)”). Notwithstanding the foregoing, there will still exist a smaller pre-paid cash reserve for Prepaid Expenses and insurance, administrative and general Operating Expenses which is intended to cover three years of such projected Operating Expenses (excluding Upkeep Fees).

However, if the Operating Expenses of a particular Series exceed the amount of revenues generated from the interest in the Underlying Asset of such Series, the Manager retains discretion to also (a) loan the amount of the Operating Expenses to such Series, on which the Manager may impose a reasonable rate of interest, which shall not be lower than the Applicable Federal Rate (as defined in the Internal Revenue Code), and/or (b) cause additional Interests to be issued in order to cover such additional amounts.

If additional Interests are issued in a particular Series, this would dilute the current value of the Interests held by existing Investors and the amount of any future distributions payable to such existing Investors.

In any event, an Interest Holder will be liable only to the extent of their agreed upon capital contributions and, if no such capital remains at dissolution, such Interest Holder will not be liable for the failure of a Series to repay its underlying debt or liabilities, including the Operating Expenses Reimbursement Obligations.

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Reliance on the Manager and its personnel.

The successful operation of the Company (and therefore, the success of the Interests) is in part dependent on the ability of the Manager to source, acquire and manage the Underlying Assets. Experiential Squared, Inc. has been in existence since June 2016 and could be considered an early-stage company with a limited operating history within the horse racing sector.

The success of the Company (and therefore, the Interests) will be highly dependent on the expertise and performance of the Manager and its team, its expert network and other professionals (which include third party experts) to find, acquire, manage and utilize the Underlying Assets. While the Manager has a team of employees and independent contractors with extensive experience in the equine racing world, there can be no assurance that these individuals will continue to be associated with the Manager. The loss of the services of one or more of these individuals could have a material adverse effect on the Underlying Assets and, in particular, their ongoing management and use to support the investment of the Interest Holders.

Furthermore, the success of the Company and the value of the Interests is dependent on there being critical mass from the market for the Interests and that the Company is able to acquire a number of underlying assets in multiple series of interests so that the Investors can benefit from economies of scale which arise from holding more than one Underlying Assets (e.g., a reduction in offering costs if a large number of Underlying Assets are listed on subsequent offering circulars at the same time). In the event that the Company is unable to source additional Underlying Assets due to, for example, competition for such Underlying Assets or lack of Underlying Assets available in the marketplace, then this could materially impact the success of the Company and its objectives of acquiring additional Underlying Assets through the issuance of further series of interests and monetizing them together with the Underlying Assets at the Membership Experience Programs to generate distributions for Investors.

Liability of Investors between series of interests.

The Company is structured as a Nevada series limited liability company that issues a separate series of interests for each Underlying Asset. Each Series will merely be a separate series and not a separate legal entity. Under the Nevada Revised Statutes (the “NRS”), if certain conditions (as set forth in NRS Section 86.296(3)) are met, the liability of Investors holding one series of interests is segregated from the liability of Investors holding another series of interests and the assets of one series of interests are not available to satisfy the liabilities of other series of interests. Although this limitation of liability is recognized by the courts of Nevada, there is no guarantee that if challenged in the courts of another U.S. State or a foreign jurisdiction, such courts will uphold a similar interpretation of Nevada corporation law, and in the past certain jurisdictions have not honored such interpretation. If the Company’s series limited liability company structure is not respected, then Investors may have to share any liabilities of the Company with all Investors and not just those who hold the same series of interests as them. Furthermore, while we intend to maintain separate and distinct records for each series of interests and account for them separately and otherwise meet the requirements of the NRS, it is possible a court could conclude that the methods used did not satisfy Section 86.296(3) of the NRS and thus potentially expose the assets of such Series to the liabilities of another Series. The consequence of this is that Investors may have to bear higher than anticipated expenses which would adversely affect the value of their Interests or the likelihood of any distributions being made by a particular Series to its Investors. In addition, we are not aware of any court case that has tested the limitations on inter-series liability provided by Section 86.296(3) in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one series of interests should be applied to meet the liabilities of the other series of interests or the liabilities of the Company generally where the assets of such other series of interests or of the Company generally are insufficient to meet our liabilities.

If any fees, costs and expenses of the Company are not allocable to a specific Series, they will be borne proportionately across all of the Series (which may include future Series and Interests yet to be issued). Although the Manager will allocate fees, costs and expenses acting reasonably and in accordance with its sole discretion, there may be situations where it is difficult to allocate fees, costs and expenses to a specific series of interests and therefore, there is a risk that a series of interests may bear a proportion of the fees, costs and expenses for a service or product for which another series of interests received a disproportionately high benefit.

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Potential breach of the security measures of the MyRacehorse™ Platform.

The highly automated nature of the MyRacehorse™ Platform through which potential Investors may acquire interests may make it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. The MyRacehorse™ Platform processes certain confidential information about Investors, the Horse Sellers and the underlying assets. While we intend to take commercially reasonable measures to protect the confidential information and maintain appropriate cybersecurity, the security measures of the MyRacehorse™ Platform, the Company, the Manager or the Company’s service providers (including Dalmore) could be breached. Any accidental or willful security breaches or other unauthorized access to the MyRacehorse™ Platform could cause confidential information to be stolen and used for criminal purposes or have other harmful effects. Security breaches or unauthorized access to confidential information could also expose the Company to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity, or loss of the proprietary nature of the Manager’s and the Company’s trade secrets. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in the MyRacehorse™ Platform software are exposed and exploited, the relationships between the Company, Investors, users and the Horse Sellers could be severely damaged, and the Company or the Manager could incur significant liability or have their attention significantly diverted from utilization of the underlying assets, which could have a material negative impact on the value of interests or the potential for distributions to be made on the interests.

Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, the Company, and other third-party service providers may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, federal regulators and many federal and state laws and regulations require companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause Investors, the Horse Sellers or service providers within the industry, including insurance companies, to lose confidence in the effectiveness of the secure nature of the MyRacehorse™ Platform. Any security breach, whether actual or perceived, would harm the reputation of the Company and the MyRacehorse™ Platform and the Company could lose Investors and the Horse Sellers. This would impair the ability of the Company to achieve its objectives of acquiring additional underlying assets through the issuance of further series of interests and monetizing them together with the Underlying Asset at the Membership Experience Programs.

The novel coronavirus could have a material adverse impact on our business, results of operations, financial condition, cash flows or liquidity.

The outbreak of a novel coronavirus (which causes the disease now known as COVID-19), was first identified in December 2019 in Wuhan, China, and has since spread globally. COVID-19, subsequent mutations of the virus and any similar or dissimilar virus or disease outbreak may have a large range of negative effects on us.  For example, the implementation of business continuity plans in a fast-moving public health emergency could have an adverse effect on our internal controls (potentially giving rise to significant deficiencies or material weaknesses) and also increase our vulnerability to information technology and other systems disruptions.

We currently are unable to predict the duration and severity of the spread of the current coronavirus or any other disease outbreak. The implications for our business and operations, our results of operations, financial condition, cash flow and liquidity, will depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control, such as the speed of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, the timing and scope of governmental restrictions on public gatherings, mobility and other activities, financial and other market reactions to the foregoing, and reactions and responses of the populace both in affected regions and regions yet to be affected.  While we expect we will suffer adverse effects with any health pandemic, the more severe the outbreak and the longer it lasts, the more likely it is that the effects on us and our business will be materially adverse.

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Risks relating to the Offerings

We are offering our Interests pursuant to recent amendments to Regulation A promulgated pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers will make our Interests less attractive to Investors.

As a Tier 2 issuer, we will be subject to scaled disclosure and reporting requirements which may make an investment in our Interests less attractive to Investors who are accustomed to enhanced disclosure and more frequent financial reporting. In addition, given the relative lack of regulatory precedent regarding the recent amendments to Regulation A, there is a significant amount of regulatory uncertainty in regard to how the Commission or the individual state securities regulators will regulate both the offer and sale of our securities, as well as any ongoing compliance that we may be subject to. If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of the Interests, we may be unable to raise the funds necessary to fund future offerings, which could impair our ability to develop a diversified portfolio of racehorses and create economies of scale, which may adversely affect the value of the Interests or the ability to make distributions to Investors.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to penalties.

As a Tier 2 issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are a Tier 2 issuer. We are in the process of evaluating whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

Impact of non-compliance with regulations.

As of September 3, 2020, the Interests are being sold through Dalmore, which will act as the broker/dealer of record and is a registered broker/dealer under the Securities Exchange Act of 1934 (the “Exchange Act”) and Member FINRA/SIPC. Interests will be registered in each state where the Offering and sale of such Interests will occur prior to the launch of such Offering. In addition, if the Manager is required to register as a ‘broker-dealer’, there is a risk that any Series of Interests offered and sold while the Manager was not registered may be subject to a right of rescission, which may result in the early termination of the Series of Interests.

Furthermore, the Company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and the Manager is not registered and will not be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”), and thus the Interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. The Company and the Manager have taken the position that the underlying assets are not “investment securities” within the meaning of the of the Investment Company Act or the Investment Advisers Act. Further, the Company, any Series, the Manager, and/or any of their respective affiliates intend that no Series will hold underlying assets in which the Manager has limited or no management control, so that it is not considered to be an investment company within the meaning of the Investment Company Act. These positions, however, are based upon applicable case law that is inherently subject to judgments and interpretation.  If the Company were to be required to register under the Investment Company Act or the Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each Series and the Manager may be forced to liquidate and wind up each Series or rescind the Offerings for any of the Series or the offering for any other series of interests.

Possible Changes in Federal Tax Laws.

The Internal Revenue Code (the “Code”) is subject to change by Congress, and interpretations of the Code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting the Company, a series, or an investment in any series of interest of the Company would be limited to prospective effect. Accordingly, the ultimate effect on an Investor’s tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed or made, as the case may be.

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We have elected to delay compliance with certain new or revised financial accounting standards.

We have elected to delay compliance with the new revenue recognition accounting standard, ASC Topic 606 Revenue from Contracts with Customers, which took effect on January 1, 2018 until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7201(a)) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Management does not believe the provisions of ASC Topic 606 will have a material impact on our financial position or results of operations, but some Investors may view this as a lack of access to certain information they may deem important.

Risks relating to the Horse Racing industry

There can be no assurances that the value of the racehorse which is owned by the Series will not decrease in the future which may have an adverse impact on the Company’s or an Individual Series’ activities and financial position.

The business of owning, training and racing horses is a high-risk venture. There is no assurance that any horse and therefore any interest in such horse acquired by the Series will be successful. Horses are subject to aging, illness, injury and disease which may result in permanent or temporary retirement from racing, restrictions in racing schedules, layups, and even natural death or euthanasia of the animal. There can be no assurances that the value of the interest in such Underlying Asset which may be acquired and owned by a Series, will not decrease in the future or that a Series will not subsequently incur losses on the racing careers or sale or other disposition of any or all of the horses which such Series may acquire. No combination of management ability, experience, knowledge, care or scientific approach can avoid the inherent possibilities of loss.

While the Company believes that there is a market for horse breeding, training and racing, such a market is highly volatile. The horse industry is dependent upon the present and future values of horses and of the Company’s and Series’ horse(s) in particular. The Company can provide no assurance that it will be successful in its proposed activity. The expenses incurred may result in operating losses for a Series and there is no assurance that a Series will generate profits or that any revenues generated will be sufficient to offset expenses incurred or would result in a profit to a Series. As a result, it is possible that Investors will lose all or a substantial part of their investment in a Series. Additionally, there is no assurance that there will be any cash available for distribution.

The valuation of racehorses is a highly speculative matter and the market for racehorses is extremely volatile. If the valuation of an individual Series' horse decreases the individual Series will still be responsible for the expenses of maintaining, training and racing the horse at lower level races or smaller venues which could negatively impact the revenues from the horse.

The valuation of horses (particularly racehorses) is a highly speculative matter and prices fluctuated widely, particularly in recent years. The success of the Company, and each an individual Series, is dependent upon the present and future values of racehorses generally, and of the Series’ racehorses in particular, the racing industry in general, as well as the racing success of the Underlying Assets. Although the future value of horses generally cannot be predicted, it will be affected by general economic conditions such as inflation, employment, recessions, tariffs, unstable or adverse credit market conditions, other business conditions, the amount of money available for investment purposes, and the continued interest of Investors and enthusiasts in the racehorse industry. In the past, there has been growing foreign investment in certain types of racehorses, and the continued ability of foreign Investors to acquire horses is subject to change due to economic, political or regulatory conditions. The value of racehorses is also subject to federal income tax treatment of racing and related activities, the continuation or expansion of legalized gambling and the size of racing purses, all which cannot be predicted. The expense of maintaining, boarding, training and racing horses can be expected to increase during the term of a Series or the Company, regardless of what happens to the future market price of racehorses or the performance of the Series’ racehorse(s). Further, there is always a risk of liability for damages caused by the Underlying Assets to other persons or property.

18

The cost of racing is unpredictable and speculative and may negatively impact the Company’s and each individual Series’ ability to generate revenue.

Increases in operation costs, labor rates and other variable costs, such as costs of feed and grain and costs of transporting animals (all of which are subject to inflationary pressure and should be expected to increase), to an extent which cannot be matched by increases in revenue. The racehorse industry, like other industries, is subject to labor disputes, labor shortages, and government intervention, changes in laws, licensing or regulatory restrictions may adversely impact the availability of grooms, trainers, jockeys and other horse industry workers. Adverse weather, disease, war and economic conditions may result in unforeseen circumstances including, without limitation, restrictions on attendance at a particular race or racetrack, ability to transport the horses, and increases in costs or decreases in revenues. Changes in government regulations, whether or not relating to the horse racing industry, may result in additional expenses or reduced revenue from operations.

If a horse is unsuccessful in racing, becomes sick or injured, the Underlying Asset’s value will be adversely affected which may have a negative impact on the Company's and such individual Series' valuation and its revenue.

Horse racing is extremely speculative and expensive. Horses often must be transported to various tracks and training centers throughout the United States and are exposed to dangers inherent in travel and training including illness, injury or death. A horse in which a Series has an interest attempts to earn enough through racing to cover expenses of boarding and training. If a horse in which a Series has an interest is unsuccessful in racing, its value will be adversely affected. Furthermore, revenues from racing are dependent upon the size of the purses offered. The size of the purses depends in general on the extent of public interest in horse racing, and in particular on the relative quality of the specific horses in contention in any specific meeting or race. Although public interest has been strong in recent years, there is no assurance that public interest will remain constant, much less increase. Legalized gambling proliferating in many states threatens to curtail interest in horse racing as a means of recreation. In addition, there is no assurance that the horse in which a Series has an interest will be of such quality that they may compete in any races which offer purses of a size sufficient to cover such Series' expenses.

Horse racing could be subjected to restrictive regulation or banned entirely which could adversely affect the conduct of the Company's business.

The racing future of and/or market for the horses in which the Company and/or a Series' has an interest depends upon continuing governmental acceptance of horse racing as a form of legalized gambling. Although horse racing has a long history of acceptance in the United States and as a source of revenue, at any time, horse racing could be subjected to restrictive regulation or banned entirely. The value of the interest in an Underlying Asset would be substantially diminished by any such regulation or ban. Horse racing is regulated in various states and foreign countries by racing regulatory bodies which oversee the conduct of racing as well as the licensing of owners, trainers and others. Further, other forms of gambling are being approved throughout the United States and therefore no assurance can be provided that the legalization of other forms of gambling and competition from non-gambling sports and other activities will not adversely affect attendance and participation, and therefore the profitability of horse racing and sales. Lastly, our ownership structure is novel and may require us to seek regulatory approval to race in certain jurisdictions.

The Series may not purchase insurance on its horse which could require Series resources to be spent to cover any loses from the death or injury of a horse.

The decision to purchase insurance on a horse is made on a horse-by-horse basis. There is no guarantee that a horse owned by a Series will be insured. Mortality insurance provides coverage in many instances where a horse dies or must be humanely euthanized. Loss of use insurance covers yearlings and horses of racing age that have not yet been put into training. Loss of use insurance is generally intended to cover up to 60% of the horse’s fair market value or 60% of the insured value (whichever is less) if the horse is permanently incapable of racing due to an injury, illness or disease. Liability insurance covers the risk that the horse in which the Series has an interest causes death, injury or damage to persons or property. Without insurance, an individual Series is responsible for any costs or depreciation in value related to the injury, illness, disability or death of the horse.  The death of a horse could mean the individual Series will be left with no asset. The payment of such liabilities may have a material adverse effect on our financial position. See Series descriptions as to whether insurance has or has not been purchased related to your Interests. All insurance coverages described above are subject to the individual terms, conditions and exclusions of the relevant insurance policies in place at the time. The descriptions of insurance above are for general explanation only and the nature and extent of coverage is always dependent on the language of the relevant insurance policy.

19

A decrease in average attendance per racing date coupled with increasing costs could jeopardize the continued existence of certain racetracks which could negatively impact the Company's operations.

A decrease in average attendance per racing date coupled with increasing costs could jeopardize the continued existence of certain racetracks which could impact the availability of race tracks available for horses in which the Company or a Series has an interest to race at and then negativity impact its operations.

Industry practices and structures have developed which may not be attributable solely to profit-maximizing, economic decision-making which may have an adverse impact on our Company's activities business.

Because horse racing is a sport as well as a business, industry practices and structures have developed which not be attributable solely to profit-maximizing, economic decision-making. For instance, a particular bloodline could command substantial prices owing principally to the interest of a small group of individuals having particular goals unrelated to economics. A decline in this interest could be expected to adversely affect the value of the bloodline.

Series may only own a minority interest in Underlying Assets as a result it may not have sufficient control regarding the training or racing of the Underlying Asset.

A Series will not always own a majority interest in a particular horse. Therefore, despite its best efforts to build in oversight rights and major decision rights (such as the sale of an Underlying Asset) a Series, the Company or the Manager may not have complete autonomy regarding race selection and training of the horse(s). As a result, the Manager/Company/Series may be dependent on the majority owners’ decisions as to when and where to race the horse and its training regime. Additionally, there are situations in which a trainer or owner may have a conflict of interest which could negatively impact the ability of a horse to be placed in a particular race and given priority in workout times, jockeys or stabling.

Market shortages may impact the ability of the Series to generate revenue.

The Company, through its individual Series, will primarily engage in horse racing in the United States. The future success of these activities will depend upon the ability of the Manager to purchase an interest in high-quality horses through an individual Series. The future success of these activities also depends upon whether the horse is being handled by highly skilled trainers and ridden by highly skilled jockeys. Because horse racing is an intensely competitive activity and the Manager for the Company could be competing with individuals who have greater influence and/or financial resources than the Manager or the Company to purchase interests in the best racehorses, there can be no assurance that the Manager or the Company will be successful in the endeavors of pursuing certain racehorses for any Series. Further, once purchased, because the Series may have only a minority interest in such horse, the Manager/Company could have restricted control over the training, handling, and management of the horse and therefore can make no assurances as to the success of the investment.

The Company, via an individual Series, has no intention of paying dividend payments on a regular schedule as revenues are irregular, seasonal, and unpredictable.

The revenues, if any, of an individual Series may be highly irregular and seasonal. While the Manager will endeavor to sell horses or interests in horses for cash at the time of sale, there can be no assurance that other payment terms will not be required by the relevant market conditions. The consequent variance in the amount or the timing of a Series’ dividends, if any, could pose particular risks for Investors who seek to transfer their Interests during the term of the Series.

20

Competitive interests and other factors can have unforeseen consequences.

The horseracing industry is highly competitive and speculative. Horseracing in the United States and in foreign countries draws competitors and participants from locations throughout the United States and overseas, who have been in the business of horseracing for many years and have greater financial resources than the Company. The Company will be competing in its racing and selling activities with such persons. Similarly, horse markets are international, and auctions are frequently internationally advertised. This can be favorable in that it increases the value of Underlying Assets but, by the same token, Company or Company’s Manager may not be able to compete with such competitors in the acquisition of interests in horses. The Company will be competing in the purchase and sale of horses with most of the major horse breeders and dealers in the United States and foreign countries. Thus, prices at which the Company buys or sells its interests in the Underlying Assets may vary dramatically. Market factors, which are beyond the Company’s control, will greatly affect the profitability of the Company. Such factors include, but are not limited to, auction prices, private sales, foreign Investors, federal income tax treatment of the racing industry and the size of racing purses. Further, the Company and the concept of crowdfunding in the racehorse industry is a new venture and thus the risk of unforeseen issues and problems is high.

There is a lack of financial forecasts for the Company and for individual Series.

While the Company believes that there is a market for racehorse breeding, training and racing, such a market is highly volatile. The racehorse industry is dependent upon the present and future values of racehorses and of the horses in which the Company or a Series invested in particular. There can be no assurance that the Company will be successful in its proposed activity. The expenses incurred may result in operating losses for a Series and there is no assurance that a Series will generate profits or that any revenues generated will be sufficient to offset expenses incurred or would result in a profit to the Series. As a result, it is possible that the Investors will lose all or a substantial part of their investment in the Series. Additionally, there is no assurance that there will be any cash available for dividends. In addition, dividends, if any, may be less than their distributive share of taxable income and the Investors’ tax liability could require out-of-pocket expenditures by the Investors.

Lack of Diversification.

It is not anticipated that each Series would own any assets other than its interest in such Underlying Asset, plus potential cash reserves for maintenance, training, insurance and other Upkeep Fees pertaining to its interest in such Underlying Asset and amounts earned by such Series from the monetization of its interest in such Underlying Asset. Investors looking for diversification will have to create their own diversified portfolio by investing in other opportunities in addition to such Series.

Risks Related to Ownership of our Interests

You will have only limited voting rights regarding our management and it will be difficult to remove our Manager, therefore, you will not have the ability to actively influence the day-to-day management of our business and affairs.

Our Manager has sole power and authority over the management of our Company and the individual Series. Furthermore, our Manager may only be removed for “Good Cause” meaning fraud, deceit, gross negligence, willful misconduct or a wrongful taking, bad faith, death, disability or disappearance, etc.

To remove the Manager from an individual Series for “Good Cause”, Members holding in excess of 75% of the percentage interests, must approve. Therefore, you will not have an active role in our Company’s management and it would likely be difficult to cause a change in our management. As a result, you will not have the ability to alter our management’s path if you feel they have erred.

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Lack of voting rights.

The Manager has a unilateral ability to amend the Operating Agreement in certain circumstances without the consent of the Investors, and the Investors only have limited voting rights in respect of a Series. Investors will therefore be subject to any amendments the Manager makes (if any) to the Operating Agreement and also any decision it takes in respect of the Company and the applicable Series, which the Investors do not get a right to vote upon. Investors may not necessarily agree with such amendments or decisions and such amendments or decisions may not be in the best interests of all of the Investors as a whole but only a limited number.

Furthermore, the Manager can only be removed as manager of the Company or one of the Series in very limited circumstances. Investors would therefore not be able to remove the Manager merely because they did not agree, for example, with how the Manager was operating an underlying asset.

The offering price for the Interests determined by us may not necessarily bear any relationship to established valuation criteria such as earnings, book value or assets that may be agreed to between purchasers and sellers in private transactions or that may prevail in the market if and when our Interests can be traded publicly.

The price of the Interests was derived as a result of our negotiations with Horse Sellers based upon various factors including prevailing market conditions, our future prospects and our capital structure, as well as certain expenses incurred in connection with the Offerings and the acquisition of interests in each Underlying Asset. These prices do not necessarily accurately reflect the actual value of the Interests or the price that may be realized upon disposition of the Interests.

Funds from purchasers accompanying subscriptions for the Interests will not accrue interest prior to admission of the subscriber as an Investor in the Series, if it occurs, in respect of such subscriptions.

The funds paid by purchasers for the Interests will go into the Company’s general operating account and be allocated to the specific Series which is subject of the investment. Investors will not have the use of such funds or receive interest thereon pending the completion of said Offering. No subscriptions will be accepted and Interests sold unless valid subscriptions for such Offering are received and accepted prior to the termination of the Offering Period. If we terminate an Offering prior to accepting a subscriber’s subscription, funds will be returned, without interest or deduction, to the proposed Investor.

The Company’s Operating Agreement contains mandatory arbitration provisions that restrict your ability to bring claims against the company, except in instances of claims related to Federal and State securities laws.

Investors will be obligated to submit any claims against the Company to arbitration, except in instances of claims related to Federal and State securities laws.  Investors will be limited in the location, venue and circumstances under which a claim for damages can be brought against the Company or its officer, directors, managers or related parties. This limitation reduces the ability of Investors to dispute or fight against decisions made by the Company or its managers which may be viewed as having a negative impact on the value of your underlying investment.

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POTENTIAL CONFLICTS OF INTEREST

We have identified the following conflicts of interest that may arise in connection with the Interests, in particular, in relation to the Company, the Manager, the Manager’s majority stockholder and the Underlying Assets. The conflicts of interest described in this section should not be considered as an exhaustive list of the conflicts of interest that prospective Investors should consider before investing in the Interests.

Manager’s Fees and Compensation

None of the compensation set forth under the "Compensation " section was determined by arms' length negotiations. It is anticipated that the income received by the Manager may be higher or lower depending upon market conditions.

This conflict of interest will exist in connection with Company management and Investors must rely upon the duties of the Manager of good faith and fair dealing to protect their interests, as qualified by the Operating Agreement.

The Manager has the right to retain the services of other firms, in addition to or in lieu of the Manager, to perform various services, asset management and other activities in connection with the business that is described in this Offering Circular.

The Company converted an advance from founders outstanding as of December 31, 2017, to equity in the Company to ease the cash flow burden to the Company. The Company also has borrowed $1,119,860 from the manager of the Company in order to acquire horse assets prior to establishing and issuing securities in the underlying series holding the horse assets for the fiscal year ended December 31, 2020. Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length.

Upkeep Fee Liabilities; Operating Expenses Reimbursement Obligations; Manager Loans

The Manager or an affiliate will incur liabilities related to Upkeep Fees on behalf of the Series and be entitled to reimbursement of such amount only upon a sale of the Underlying Asset or a dissolution or termination of such Series and not from Distributable Cash from ongoing revenues generated by such Series (“Operating Expenses Reimbursement Obligation(s)”). Notwithstanding the foregoing, there will still exist a smaller pre-paid cash reserve for Prepaid Expenses and insurance, administrative and general Operating Expenses which is intended to cover three years of such projected Operating Expenses (excluding Upkeep Fees).

In addition, the Manager retains discretion to also (a) loan the amount of the Operating Expenses to such Series, on which the Manager may impose a reasonable rate of interest, which shall not be lower than the Applicable Federal Rate (as defined in the Internal Revenue Code), and/or (b) cause additional Interests to be issued in order to cover such additional amounts.

An Interest Holder will be liable only to the extent of their agreed upon capital contributions and, if no such capital remains at dissolution, such Interest Holder will not be liable for the failure of a Series to repay its underlying debt or liabilities, including the Operating Expenses Reimbursement Obligations.

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Other Series or Businesses

The Manager may engage for its own account, or for the account of others, in other business ventures, similar to that of the Company or otherwise, and neither the Company nor any Investor shall be entitled to any interest therein.

The Company will not have independent management and it will rely on the Manager for the operation of the Company. The Manager will devote only so much time to the business of the Company as is reasonably required. The Manager could have conflicts of interest in allocating management time, services and functions between its existing business interests other than the Company and any future entities which it may organize as well as other business ventures in which it may be involved. The Manager believes it has sufficient staff available to be fully capable of discharging its responsibilities to all such entities.

The Manager, acting in the same capacities for other Investors, companies, partnerships or entities, may result in competition with individual Series, including other Series. There are no restrictions on the Manager, or any of its affiliates, against operating other businesses in such competition with the Company. If the Manager or any of its affiliates did operate such a business that competed for clients with the Company, it could substantially impair the Company's financial results.

Manager Affiliation with Majority Owners

The Manager may independently determine to invest in syndicates that own majority interests in certain assets owned by individual Series. The Manager may derive compensation from its membership in these syndicates in addition to any compensation earned as a Manager of an individual Series.

Animal Welfare Obligations

The Manager is responsible and equipped to manage the series in a manner to maximize investor returns by buying, managing and selling the Underlying Asset in an optimal manner, however the Manager is committed to maximizing the welfare of the thoroughbred and will make decisions that are always in the best interest of the welfare of the horse. This could include but is not limited to surgery and rehabilitation costs, veterinary inspections and diagnostics, spelling (breaks from racing and training that limit the ability to earn revenue), and early retirement of a horse if it is deemed in the best interest of the horse.

Maximization of Entertainment Value

The Manager is responsible and equipped to manage the series in a manner to maximize investor returns by buying, managing and selling the Underlying Asset in an optimal manner. However, as has been shown by our Investors’ interests over the past few years, the Manager is committed to maximizing the entertainment and experiential value of the Investors as well. Many Investors cite their primary reason for investing as the ability to own a racehorse and experience the journey of racehorse ownership. The Manager needs to make decisions that balance the welfare, the profit of the underlying asset and the entertainment expectations of the Series Investors.

An affiliate of Spendthrift Farm LLC is a Majority Stockholder in the Manager and Spendthrift is frequently a Horse Seller and Co-Owner in our Underlying Assets. Our interests in these transactions may be different from the interests of affiliates in these transactions.

On March 17, 2020, an affiliate of Spendthrift Farm, LLC, a Kentucky limited liability company (“Spendthrift”), became a majority stockholder in Experiential Squared, Inc., the Manager of the Company. Spendthrift is also a Horse Seller and Co-Owner with the Company in several of the Underlying Assets of existing Series and will continue to hold those positions in future Series. As such, the Company recognizes that there may be a heightened risk of conflicts of interest representing our interests in these transactions on the one hand and the interests of the Manager and its affiliates in preserving or furthering their respective relationships on the other hand and/or proper valuation of certain transactions (or the perception thereof). The Manager and the Company, in determining whether to approve or authorize a particular transaction with Spendthrift, will consider whether the transaction between the Company and Spendthrift is fair and reasonable to the Company and has terms and conditions no less favorable to us than those available from unaffiliated third parties.

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Lack of Independent Legal Representation

The Members have not been separately represented by independent legal counsel in connection with the Company’s organization or in their dealings with the Manager. The Investors must rely on the good faith and integrity of the Manager to act in accordance with the terms and conditions of this Offering. The terms of the management of the business and the Operating Agreement have all been prepared by the Company. Therefore, the terms of these agreements have not been negotiated in an arms’ length transaction, and there is no assurance that the Company could not have obtained more favorable terms from a third party for any of these agreements. PROSPECTIVE INVESTORS MUST RELY ON THEIR OWN LEGAL COUNSEL FOR LEGAL ADVICE IN CONNECTION WITH THIS INVESTMENT.

We do not have a conflicts of interest policy.

The Company, the Manager and their affiliates will try to balance the Company’s interests with their own.  However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on the Company’s financial performance and, consequently, on distributions to Investors and the value of the Interests. The Company has not adopted, and does not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

DILUTION

Dilution means a reduction in value, control or earnings of the Interests the Investor owns. There will be no dilution to any Investors associated with any Offering. However, from time to time, additional Series Interests may be issued in order to raise capital to cover the applicable Series’ ongoing operating expenses. See “Description of the Business – Operating Expenses” for further details.

25

USE OF PROCEEDS – SERIES YOU MAKE LUVIN FUN 19

We estimate that the gross proceeds of the Series You Make Luvin Fun 19 Offering will be $450,000.00 and assumes the full amount of the Series You Make Luvin Fun 19 Offering is sold, and will be used as follows:

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost	$240,000.00	53.33%
Brokerage Fee (1)	$4,500.00	1.000%
Due Diligence Fee	$67,500.00	15.00%
Offering Expenses (None) (2)	$0.00	0.00%
Operating Expenses (including Prepaid Expenses but Excluding Upkeep Fees) (3)(4)	138,000.00	30.67%
Total Fees and Expenses	$210,000.00	46.67%
Total Proceeds	$450,000.00	100.00%

_______________________

(1)	Calculation of Brokerage Fee excludes proceeds from the sale of Interests to the Manager, its affiliates, or the Horse Seller, if any.
(2)	Solely in connection with the offering of the Series You Make Luvin Fun 19 Interests, the Manager has assumed and will not be reimbursed for Offering Expenses.
(3)	To the extent that Operating Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses and/or Distributable Cash. The Company estimates the Cash Reserves for Operating Expenses for Series You Make Luvin Fun 19 will last through April 2023.
(4)	Operating Expenses may also include Prepaid Expenses which are costs incurred prior to the offering of the Underlying Asset, including, but not limited to costs associated with the initial acquisition of the Asset, twenty-four months of initial training expenses, vet checks, blood stock fees, etc. related to the pre-offering operation of the Underlying Asset. To the extent that Prepaid Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses and/or Distributable Cash which occur after acquisition of the Underlying Asset.

The Company acquired the 60% interest in Magical Ways (f.k.a. You Make Luvin Fun 19) from the Horse Seller for a total cost of $240,000.00 (the “Asset Cost”) exclusive of agent fees and expenses as part of the auction.

The allocation of the net proceeds of the Series You Make Luvin Fun 19 Offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. In the event that less than the Maximum Series You Make Luvin Fun 19 Interests are sold in connection with the Series You Make Luvin Fun 19 Offering, the Manager may pay, and not seek reimbursement for Offering Expenses and Upkeep Fees.

In the event that less than the “Cash Portion of the Asset Cost” of a series, including Series You Make Luvin Fun 19, is raised, (i) the Manager and/or its affiliates may exercise their right to purchase interests in the series on the same terms and conditions as the Investors, (ii) if such Underlying Asset was originally acquired by the Company or an affiliate pursuant to a Profit Participation Convertible Promissory Note or similar instrument, such party may exercise its conversion rights, and/or (iii) the series may obtain a loan from the Manager, affiliates or third parties to obtain sufficient working capital to operate the underlying asset.

The purchase price of Magical Ways includes reserves for Operating Expenses through April 2023. The Company anticipates that Magical Ways may begin racing and, thus, generating revenue in or about April 2022, which should allow Series You Make Luvin’ Fun to maintain an ongoing reserve for Operating Expenses without the need to raise additional capital. Should Magical Ways need more time than anticipated in training or fails to generate sufficient revenues as expected, Magical Ways has reserves in place to cover such contingencies through April 2023.

Should Magical Ways need more time than anticipated in training or fails to generate sufficient revenues as expected, the Manager may loan the Series money from time-to-time to cover operating expenses or sell additional interests as described above. The Company may update racing start dates and reserve contingency timelines based on the circumstances of each race horse and, as such, actual timelines are subject to change.

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USE OF PROCEEDS – SERIES MARGARITA FRIDAY 19

We estimate that the gross proceeds of the Series Margarita Friday 19 Offering will be $332,000.00 and assumes the full amount of the Series Margarita Friday Bay 19 Offering is sold, and will be used as follows:

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost	$110,000.00	33.13%
Brokerage Fee (1)	$3,320.00	1.000%
Due Diligence Fee	$49,800.00	15.00%
Offering Expenses (None) (2)	$0.00	0.00%
Operating Expenses (including Prepaid Expenses but Excluding Upkeep Fees) (3)(4)	$168,880.00	50.87%
Total Fees and Expenses	$222,000.00	66.87%
Total Proceeds	$332,000.00	100.00%

_______________________

(1)	Calculation of Brokerage Fee excludes proceeds from the sale of Interests to the Manager, its affiliates, or the Horse Seller, if any.
(2)	Solely in connection with the offering of the Series Margarita Friday 19 Interests, the Manager has assumed and will not be reimbursed for Offering Expenses.
(3)	To the extent that Operating Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses and/or Distributable Cash. The Company estimates the Cash Reserves for Operating Expenses for Series Margarita Friday 19 will last through May 2023.
(4)	Operating Expenses may also include Prepaid Expenses which are costs incurred prior to the offering of the Underlying Asset, including, but not limited to costs associated with the initial acquisition of the Asset, twenty-four months of initial training expenses, vet checks, blood stock fees, etc. related to the pre-offering operation of the Underlying Asset. To the extent that Prepaid Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses and/or Distributable Cash which occur after acquisition of the Underlying Asset.

The Company acquired the 100% interest in Straight No Chaser (f.k.a. Margarita Friday 19) from the Horse Seller for a total cost of $110,000.00 (the “Asset Cost”) exclusive of agent fees and expenses as part of the auction.

The allocation of the net proceeds of the Series Margarita Friday 19 Offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. In the event that less than the Maximum Series Margarita Friday 19 Interests are sold in connection with the Series Margarita Friday 19 Offering, the Manager may pay, and not seek reimbursement for Offering Expenses and Upkeep Fees.

In the event that less than the “Cash Portion of the Asset Cost” of a series, including Series Margarita Friday 19, is raised, (i) the Manager and/or its affiliates may exercise their right to purchase interests in the series on the same terms and conditions as the Investors, (ii) if such Underlying Asset was originally acquired by the Company or an affiliate pursuant to a Profit Participation Convertible Promissory Note or similar instrument, such party may exercise its conversion rights, and/or (iii) the series may obtain a loan from the Manager, affiliates or third parties to obtain sufficient working capital to operate the underlying asset.

The purchase price of Straight No Chaser includes reserves for Operating Expenses through May 2023. The Company anticipates that Straight No Chaser may begin racing and, thus, generating revenue in or about May 2022, which should allow Series Margarita Friday 19 to maintain an ongoing reserve for Operating Expenses without the need to raise additional capital. Should Straight No Chaser need more time than anticipated in training or fails to generate sufficient revenues as expected, Straight No Chaser has reserves in place to cover such contingencies through May 2023.

Should Straight No Chaser need more time than anticipated in training or fails to generate sufficient revenues as expected, the Manager may loan the Series money from time-to-time to cover operating expenses or sell additional interests as described above. The Company may update racing start dates and reserve contingency timelines based on the circumstances of each race horse and, as such, actual timelines are subject to change.

27

USE OF PROCEEDS – SERIES WAR SAFE

We estimate that the gross proceeds of the Series War Safe Offering will be $292,000.00 and assumes the full amount of the Series War Safe Offering is sold, and will be used as follows:

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost	$90,000.00	30.82%
Brokerage Fee (1)	$2,920.00	1.000%
Due Diligence Fee	$43,800.00	15.00%
Offering Expenses (None) (2)	$0.00	0.00%
Operating Expenses (including Prepaid Expenses but Excluding Upkeep Fees) (3)(4)	$155,280.00	53.18%
Total Fees and Expenses	$202,000.00	69.18%
Total Proceeds	$292,000.00	100.00%

_______________________

(1)	Calculation of Brokerage Fee excludes proceeds from the sale of Interests to the Manager, its affiliates, or the Horse Seller, if any.
(2)	Solely in connection with the offering of the Series War Safe Interests, the Manager has assumed and will not be reimbursed for Offering Expenses.
(3)	To the extent that Operating Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses and/or Distributable Cash. The Company estimates the Cash Reserves for Operating Expenses for Series War Safe will last through August 2023.
(4)	Operating Expenses may also include Prepaid Expenses which are costs incurred prior to the offering of the Underlying Asset, including, but not limited to costs associated with the initial acquisition of the Asset, twenty-four months of initial training expenses, vet checks, blood stock fees, etc. related to the pre-offering operation of the Underlying Asset. To the extent that Prepaid Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses and/or Distributable Cash which occur after acquisition of the Underlying Asset.

The Company acquired the 100% interest in War Safe from the Horse Seller for a total cost of $90,000.00 (the “Asset Cost”) exclusive of agent fees and expenses as part of the auction.

The allocation of the net proceeds of the Series War Safe Offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. In the event that less than the Maximum Series War Safe Interests are sold in connection with the Series War Safe Offering, the Manager may pay, and not seek reimbursement for Offering Expenses and Upkeep Fees.

In the event that less than the “Cash Portion of the Asset Cost” of a series, including Series War Safe, is raised, (i) the Manager and/or its affiliates may exercise their right to purchase interests in the series on the same terms and conditions as the Investors, (ii) if such Underlying Asset was originally acquired by the Company or an affiliate pursuant to a Profit Participation Convertible Promissory Note or similar instrument, such party may exercise its conversion rights, and/or (iii) the series may obtain a loan from the Manager, affiliates or third parties to obtain sufficient working capital to operate the underlying asset.

The purchase price of War Safe includes reserves for Operating Expenses through August 2023. The Company anticipates that War Safe may begin racing and, thus, generating revenue in or about April 2022, which should allow Series War Safe to maintain an ongoing reserve for Operating Expenses without the need to raise additional capital. Should War Safe need more time than anticipated in training or fails to generate sufficient revenues as expected, War Safe has reserves in place to cover such contingencies through August 2023.

Should War Safe need more time than anticipated in training or fails to generate sufficient revenues as expected, the Manager may loan the Series money from time-to-time to cover operating expenses or sell additional interests as described above. The Company may update racing start dates and reserve contingency timelines based on the circumstances of each race horse and, as such, actual timelines are subject to change.

28

USE OF PROCEEDS – SERIES TUFNEL

We estimate that the gross proceeds of the Series Tufnel Offering will be $322,400.00 and assumes the full amount of the Series Tufnel Offering is sold, and will be used as follows:

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost	$156,000.00	48.39%
Brokerage Fee (1)	$3,224.00	1.000%
Due Diligence Fee	$48,360.00	15.00%
Offering Expenses (None) (2)	$0.00	0.00%
Operating Expenses (including Prepaid Expenses but Excluding Upkeep Fees) (3)(4)	$114,816.00	35.61%
Total Fees and Expenses	$166,400.00	51.61%
Total Proceeds	$322,400.00	100.00%

_______________________

(1)	Calculation of Brokerage Fee excludes proceeds from the sale of Interests to the Manager, its affiliates, or the Horse Seller, if any.
(2)	Solely in connection with the offering of the Series Tufnel Interests, the Manager has assumed and will not be reimbursed for Offering Expenses.
(3)	To the extent that Operating Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses and/or Distributable Cash. The Company estimates the Cash Reserves for Operating Expenses for Series Tufnel will last through August 2023.
(4)	Operating Expenses may also include Prepaid Expenses which are costs incurred prior to the offering of the Underlying Asset, including, but not limited to costs associated with the initial acquisition of the Asset, twenty-four months of initial training expenses, vet checks, blood stock fees, etc. related to the pre-offering operation of the Underlying Asset. To the extent that Prepaid Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses and/or Distributable Cash which occur after acquisition of the Underlying Asset.

The Company acquired the 52% interest in Tufnel from the Horse Seller for a total cost of $156,000.00 (the “Asset Cost”) exclusive of agent fees and expenses as part of the auction.

The allocation of the net proceeds of the Series Tufnel Offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. In the event that less than the Maximum Series Tufnel Interests are sold in connection with the Series Tufnel Offering, the Manager may pay, and not seek reimbursement for Offering Expenses and Upkeep Fees.

In the event that less than the “Cash Portion of the Asset Cost” of a series, including Series Tufnel, is raised, (i) the Manager and/or its affiliates may exercise their right to purchase interests in the series on the same terms and conditions as the Investors, (ii) if such Underlying Asset was originally acquired by the Company or an affiliate pursuant to a Profit Participation Convertible Promissory Note or similar instrument, such party may exercise its conversion rights, and/or (iii) the series may obtain a loan from the Manager, affiliates or third parties to obtain sufficient working capital to operate the underlying asset.

The purchase price of Tufnel includes reserves for Operating Expenses through August 2023. The Company anticipates that Tufnel may begin racing and, thus, generating revenue in or about September 2022, which should allow Series Tufnel to maintain an ongoing reserve for Operating Expenses without the need to raise additional capital. Should Tufnel need more time than anticipated in training or fails to generate sufficient revenues as expected, Tufnel has reserves in place to cover such contingencies through August 2023.

Should Tufnel need more time than anticipated in training or fails to generate sufficient revenues as expected, the Manager may loan the Series money from time-to-time to cover operating expenses or sell additional interests as described above. The Company may update racing start dates and reserve contingency timelines based on the circumstances of each race horse and, as such, actual timelines are subject to change.

29

USE OF PROCEEDS – WHO RUNS THE WORLD

We estimate that the gross proceeds of the Series Who Runs the World Offering will be $530,400.00 and assumes the full amount of the Series Who Runs the World Offering is sold, and will be used as follows:

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost	$306,000.00	57.69%
Brokerage Fee (1)	$5,304.00	1.000%
Due Diligence Fee	$79,560.00	15.00%
Offering Expenses (None) (2)	$0.00	0.00%
Operating Expenses (including Prepaid Expenses but Excluding Upkeep Fees) (3)(4)	$139,536.00	26.31%
Total Fees and Expenses	$224,400.00	42.31%
Total Proceeds	$530,400.00	100.00%

_______________________

(1)	Calculation of Brokerage Fee excludes proceeds from the sale of Interests to the Manager, its affiliates, or the Horse Seller, if any.
(2)	Solely in connection with the offering of the Series Who Runs the World Interests, the Manager has assumed and will not be reimbursed for Offering Expenses.
(3)	To the extent that Operating Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses and/or Distributable Cash. The Company estimates the Cash Reserves for Operating Expenses for Series Who Runs the World will last through August 2023.
(4)	Operating Expenses may also include Prepaid Expenses which are costs incurred prior to the offering of the Underlying Asset, including, but not limited to costs associated with the initial acquisition of the Asset, twenty-four months of initial training expenses, vet checks, blood stock fees, etc. related to the pre-offering operation of the Underlying Asset. To the extent that Prepaid Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses and/or Distributable Cash which occur after acquisition of the Underlying Asset.

The Company acquired the 51% interest in Who Runs the World from the Horse Seller for a total cost of $306,000.00 (the “Asset Cost”) exclusive of agent fees and expenses as part of the auction.

The allocation of the net proceeds of the Series Who Runs the World Offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. In the event that less than the Maximum Series Who Runs the World Interests are sold in connection with the Series Who Runs the World Offering, the Manager may pay, and not seek reimbursement for Offering Expenses and Upkeep Fees.

In the event that less than the “Cash Portion of the Asset Cost” of a series, including Series Who Runs the World, is raised, (i) the Manager and/or its affiliates may exercise their right to purchase interests in the series on the same terms and conditions as the Investors, (ii) if such Underlying Asset was originally acquired by the Company or an affiliate pursuant to a Profit Participation Convertible Promissory Note or similar instrument, such party may exercise its conversion rights, and/or (iii) the series may obtain a loan from the Manager, affiliates or third parties to obtain sufficient working capital to operate the underlying asset.

The purchase price of Who Runs the World includes reserves for Operating Expenses through August 2023. The Company anticipates that Who Runs the World may begin racing and, thus, generating revenue in or about September 2022, which should allow Series Who Runs the World to maintain an ongoing reserve for Operating Expenses without the need to raise additional capital. Should Who Runs the World need more time than anticipated in training or fails to generate sufficient revenues as expected, Who Runs the World has reserves in place to cover such contingencies through August 2023.

Should Who Runs the World need more time than anticipated in training or fails to generate sufficient revenues as expected, the Manager may loan the Series money from time-to-time to cover operating expenses or sell additional interests as described above. The Company may update racing start dates and reserve contingency timelines based on the circumstances of each race horse and, as such, actual timelines are subject to change.

30

USE OF PROCEEDS – SERIES BALLETIC

We estimate that the gross proceeds of the Series Balletic Offering will be $800,000.00 and assumes the full amount of the Series Balletic Offering is sold, and will be used as follows:

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost	$450,000.00	56.25%
Brokerage Fee (1)	$8,000.00	1.000%
Due Diligence Fee	$120,000.00	15.00%
Offering Expenses (None) (2)	$0.00	0.00%
Operating Expenses (including Prepaid Expenses but Excluding Upkeep Fees) (3)(4)	$222,000.00	27.75%
Total Fees and Expenses	$350,000.00	43.75%
Total Proceeds	$800,000.00	100.00%

_______________________

(1)	Calculation of Brokerage Fee excludes proceeds from the sale of Interests to the Manager, its affiliates, or the Horse Seller, if any.
(2)	Solely in connection with the offering of the Series Balletic Interests, the Manager has assumed and will not be reimbursed for Offering Expenses.
(3)	To the extent that Operating Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses and/or Distributable Cash. The Company estimates the Cash Reserves for Operating Expenses for Series Balletic will last through August 2023.
(4)	Operating Expenses may also include Prepaid Expenses which are costs incurred prior to the offering of the Underlying Asset, including, but not limited to costs associated with the initial acquisition of the Asset, twenty-four months of initial training expenses, vet checks, blood stock fees, etc. related to the pre-offering operation of the Underlying Asset. To the extent that Prepaid Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses and/or Distributable Cash which occur after acquisition of the Underlying Asset.

The Company acquired the 100% interest in Balletic from the Horse Seller for a total cost of $450,000.00 (the “Asset Cost”) exclusive of agent fees and expenses as part of the auction.

The allocation of the net proceeds of the Series Balletic Offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. In the event that less than the Maximum Series Balletic Interests are sold in connection with the Series Balletic Offering, the Manager may pay, and not seek reimbursement for Offering Expenses and Upkeep Fees.

In the event that less than the “Cash Portion of the Asset Cost” of a series, including Series Balletic, is raised, (i) the Manager and/or its affiliates may exercise their right to purchase interests in the series on the same terms and conditions as the Investors, (ii) if such Underlying Asset was originally acquired by the Company or an affiliate pursuant to a Profit Participation Convertible Promissory Note or similar instrument, such party may exercise its conversion rights, and/or (iii) the series may obtain a loan from the Manager, affiliates or third parties to obtain sufficient working capital to operate the underlying asset.

The purchase price of Balletic includes reserves for Operating Expenses through August 2023. The Company anticipates that Balletic may begin racing and, thus, generating revenue in or about September 2022, which should allow Series Balletic to maintain an ongoing reserve for Operating Expenses without the need to raise additional capital. Should Balletic need more time than anticipated in training or fails to generate sufficient revenues as expected, Balletic has reserves in place to cover such contingencies through August 2023.

Should Balletic need more time than anticipated in training or fails to generate sufficient revenues as expected, the Manager may loan the Series money from time-to-time to cover operating expenses or sell additional interests as described above. The Company may update racing start dates and reserve contingency timelines based on the circumstances of each race horse and, as such, actual timelines are subject to change.

31

USE OF PROCEEDS – SERIES SONG OF BERNADETTE 20

We estimate that the gross proceeds of the Series Song of Bernadette 20 Offering will be $494,700.00 and assumes the full amount of the Series Song of Bernadette 20 Offering is sold, and will be used as follows:

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost	$280,500.00	56.70%
Brokerage Fee (1)	$4,947.00	1.000%
Due Diligence Fee	$74,205.00	15.00%
Offering Expenses (None) (2)	$0.00	0.00%
Operating Expenses (including Prepaid Expenses but Excluding Upkeep Fees) (3)(4)	$135,048.00	27.30%
Total Fees and Expenses	$214,200.00	43.30%
Total Proceeds	$494,700.00	100.00%

_______________________

(1)	Calculation of Brokerage Fee excludes proceeds from the sale of Interests to the Manager, its affiliates, or the Horse Seller, if any.
(2)	Solely in connection with the offering of the Series Song of Bernadette 20 Interests, the Manager has assumed and will not be reimbursed for Offering Expenses.
(3)	To the extent that Operating Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses and/or Distributable Cash. The Company estimates the Cash Reserves for Operating Expenses for Series Song of Bernadette 20 will last through August 2023.
(4)	Operating Expenses may also include Prepaid Expenses which are costs incurred prior to the offering of the Underlying Asset, including, but not limited to costs associated with the initial acquisition of the Asset, twenty-four months of initial training expenses, vet checks, blood stock fees, etc. related to the pre-offering operation of the Underlying Asset. To the extent that Prepaid Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses and/or Distributable Cash which occur after acquisition of the Underlying Asset.

The Company acquired the 51% interest in Cable Boss (f.k.a Song of Bernadette 20) from the Horse Seller for a total cost of $280,500.00 (the “Asset Cost”) exclusive of agent fees and expenses as part of the auction.

The allocation of the net proceeds of the Series Song of Bernadette 20 Offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. In the event that less than the Maximum Series Song of Bernadette 20 Interests are sold in connection with the Series Song of Bernadette 20 Offering, the Manager may pay, and not seek reimbursement for Offering Expenses and Upkeep Fees.

In the event that less than the “Cash Portion of the Asset Cost” of a series, including Series Song of Bernadette 20, is raised, (i) the Manager and/or its affiliates may exercise their right to purchase interests in the series on the same terms and conditions as the Investors, (ii) if such Underlying Asset was originally acquired by the Company or an affiliate pursuant to a Profit Participation Convertible Promissory Note or similar instrument, such party may exercise its conversion rights, and/or (iii) the series may obtain a loan from the Manager, affiliates or third parties to obtain sufficient working capital to operate the underlying asset.

The purchase price of Cable Boss includes reserves for Operating Expenses through August 2023. The Company anticipates that Song of Bernadette may begin racing and, thus, generating revenue in or about September 2022, which should allow Series Song of Bernadette 20 to maintain an ongoing reserve for Operating Expenses without the need to raise additional capital. Should Cable Boss need more time than anticipated in training or fails to generate sufficient revenues as expected, Cable Boss has reserves in place to cover such contingencies through August 2023.

Should Cable Boss need more time than anticipated in training or fails to generate sufficient revenues as expected, the Manager may loan the Series money from time-to-time to cover operating expenses or sell additional interests as described above. The Company may update racing start dates and reserve contingency timelines based on the circumstances of each race horse and, as such, actual timelines are subject to change.

32

USE OF PROCEEDS – SERIES DARING DANCER 20

We estimate that the gross proceeds of the Series Daring Dancer 20 Offering will be $101,250.00 and assumes the full amount of the Series Daring Dancer 20 Offering is sold, and will be used as follows:

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost	$45,000.00	44.44%
Brokerage Fee (1)	$1,012.50	1.000%
Due Diligence Fee	$15,187.50	15.00%
Offering Expenses (None) (2)	$0.00	0.00%
Operating Expenses (including Prepaid Expenses but Excluding Upkeep Fees) (3)(4)	$40,050.00	39.56%
Total Fees and Expenses	$56,250.00	55.56%
Total Proceeds	$101,250.00	100.00%

_______________________

(1)	Calculation of Brokerage Fee excludes proceeds from the sale of Interests to the Manager, its affiliates, or the Horse Seller, if any.
(2)	Solely in connection with the offering of the Series Daring Dancer 20 Interests, the Manager has assumed and will not be reimbursed for Offering Expenses.
(3)	To the extent that Operating Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses and/or Distributable Cash. The Company estimates the Cash Reserves for Operating Expenses for Series Daring Dancer 20 will last through September 2023.
(4)	Operating Expenses may also include Prepaid Expenses which are costs incurred prior to the offering of the Underlying Asset, including, but not limited to costs associated with the initial acquisition of the Asset, twenty-four months of initial training expenses, vet checks, blood stock fees, etc. related to the pre-offering operation of the Underlying Asset. To the extent that Prepaid Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses and/or Distributable Cash which occur after acquisition of the Underlying Asset.

The Company acquired the 15% interest in Daring Dancer 20 from the Horse Seller for a total cost of $45,000.00 (the “Asset Cost”) exclusive of agent fees and expenses as part of the auction.

The allocation of the net proceeds of the Series Daring Dancer 20 Offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. In the event that less than the Maximum Series Daring Dancer 20 Interests are sold in connection with the Series Daring Dancer 20 Offering, the Manager may pay, and not seek reimbursement for Offering Expenses and Upkeep Fees.

In the event that less than the “Cash Portion of the Asset Cost” of a series, including Series Daring Dancer 20, is raised, (i) the Manager and/or its affiliates may exercise their right to purchase interests in the series on the same terms and conditions as the Investors, (ii) if such Underlying Asset was originally acquired by the Company or an affiliate pursuant to a Profit Participation Convertible Promissory Note or similar instrument, such party may exercise its conversion rights, and/or (iii) the series may obtain a loan from the Manager, affiliates or third parties to obtain sufficient working capital to operate the underlying asset.

The purchase price of Daring Dancer 20 includes reserves for Operating Expenses through September 2023. The Company anticipates that Daring Dancer 20 may begin racing and, thus, generating revenue in or about September 2022, which should allow Series Daring Dancer 20 to maintain an ongoing reserve for Operating Expenses without the need to raise additional capital. Should Daring Dancer 20 need more time than anticipated in training or fails to generate sufficient revenues as expected, Daring Dancer 20 has reserves in place to cover such contingencies through September 2023.

Should Daring Dancer 20 need more time than anticipated in training or fails to generate sufficient revenues as expected, the Manager may loan the Series money from time-to-time to cover operating expenses or sell additional interests as described above. The Company may update racing start dates and reserve contingency timelines based on the circumstances of each race horse and, as such, actual timelines are subject to change.

33

USE OF PROCEEDS – SERIES CHAD BROWN BUNDLE

We estimate that the gross proceeds of the Series Chad Brown Bundle Offering will be $1,170,000.00 and assumes the full amount of the Series Chad Brown Bundle Offering is sold, and will be used as follows:

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost	$603,450.00	51.58%
Brokerage Fee (1)	$11,700.00	1.000%
Due Diligence Fee	$175,500.00	15.00%
Offering Expenses (None) (2)	$0.00	0.00%
Operating Expenses (including Prepaid Expenses but Excluding Upkeep Fees) (3)(4)	$379,350.00	32.42%
Total Fees and Expenses	$566,550.00	48.42%
Total Proceeds	$1,170,000.00	100.00%

_______________________

(1)	Calculation of Brokerage Fee excludes proceeds from the sale of Interests to the Manager, its affiliates, or the Horse Seller, if any.
(2)	Solely in connection with the offering of the Series Chad Brown Bundle Interests, the Manager has assumed and will not be reimbursed for Offering Expenses.
(3)	To the extent that Operating Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses and/or Distributable Cash. The Company estimates the Cash Reserves for Operating Expenses for Series Chad Brown Bundle will last through September 2023.
(4)	Operating Expenses may also include Prepaid Expenses which are costs incurred prior to the offering of the Underlying Asset, including, but not limited to costs associated with the initial acquisition of the Asset, twenty-four months of initial training expenses, vet checks, blood stock fees, etc. related to the pre-offering operation of the Underlying Asset. To the extent that Prepaid Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses and/or Distributable Cash which occur after acquisition of the Underlying Asset.

The Company acquired the 60% interest in Night Combat from the Horse Seller for a total cost of $60,000.00 (the “Asset Cost”) exclusive of agent fees and expenses as part of the auction.

The Company acquired the 75% interest in Three Jewels from the Horse Seller for a total cost of $240,000.00 (the “Asset Cost”) exclusive of agent fees and expenses as part of the auction.

The Company acquired the 51% interest in Splashdown 20 from the Horse Seller for a total cost of $303,450.00 (the “Asset Cost”) exclusive of agent fees and expenses as part of the auction.

The allocation of the net proceeds of the Series Chad Brown Bundle Offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. In the event that less than the Maximum Series Chad Brown Bundle Interests are sold in connection with the Series Chad Brown Bundle Offering, the Manager may pay, and not seek reimbursement for Offering Expenses and Upkeep Fees.

In the event that less than the “Cash Portion of the Asset Cost” of a series, including Series Chad Brown Bundle, is raised, (i) the Manager and/or its affiliates may exercise their right to purchase interests in the series on the same terms and conditions as the Investors, (ii) if such Underlying Asset was originally acquired by the Company or an affiliate pursuant to a Profit Participation Convertible Promissory Note or similar instrument, such party may exercise its conversion rights, and/or (iii) the series may obtain a loan from the Manager, affiliates or third parties to obtain sufficient working capital to operate the underlying asset.

The purchase price of Chad Brown Bundle includes reserves for Operating Expenses through September 2023. The Company anticipates that Night Combat, Three Jewels, and Splashdown 20 may begin racing and, thus, generating revenue in or about September 2022, which should allow Series Chad Brown Bundle to maintain an ongoing reserve for Operating Expenses without the need to raise additional capital. Should Night Combat, Three Jewels, or Splashdown 20 need more time than anticipated in training or fails to generate sufficient revenues as expected, Chad Brown Bundle has reserves in place to cover such contingencies through September 2023.

Should Night Combat, Three Jewels, or Splashdown 20 need more time than anticipated in training or fails to generate sufficient revenues as expected, the Manager may loan the Series money from time-to-time to cover operating expenses or sell additional interests as described above. The Company may update racing start dates and reserve contingency timelines based on the circumstances of each race horse and, as such, actual timelines are subject to change.

34

DESCRIPTION OF MAGICAL WAYS

(F.K.A. YOU MAKE LUVIN FUN 19)

Summary Overview

•	Magical Ways is a 2019 Colt of Maclean’s Music (Sire) and You Make Luvin Fun (Dam).
•	Magical Ways was foaled on March 4, 2019.
•	Magical Ways has a limited track record under which to assess its performance.
•	Current horse value set at $400,000.00 with the Company acquiring a 60% stake in Magical Ways acquired via loan from the Manager.

Co-Ownership Description

As set forth in the Equine Co-Ownership and Acquisition Agreement for Magical Ways, the Company will hold a 60% stake in Magical Ways’ co-ownership group. The Manager will serve as the syndicate/co-ownership manager and will have the right to assign the racing manager, training schedule, and other day-to-day rights. The co-owners (which, for the avoidance of doubt, are not the series members) will have voting rights as it relates to Magical Ways related to selling the horse, breeding the horse, gelding the horse, marketing and sponsorships and racing in claiming races.

35

Asset Description

YOU MAKE LUVIN FUN 19

$75 1
0.01% share

BUY

2 - Maclean's Music x You Make Luvin Fun

Co-Owner: Saratoga Seven	Trainer: Bill Mott	Racing Circuit: New York

36

37

38

39

DESCRIPTION OF STRAIGHT NO CHASER

(F.K.A. MARGARITA FRIDAY 19)

Summary Overview

•	Straight No Chaser is a 2019 Colt of Speightster (Sire) and Margarita Friday (Dam).
•	Straight No Chaser was foaled on April 12, 2019.
•	Straight No Chaser has a limited track record under which to assess its performance.
•	Current horse value set at $110,000.00 with the Company acquiring a 100% stake in Straight No Chaser acquired via loan from the Manager.

40

Asset Description

STRAIGHT NO CHASER

$166
0.05% share

1

BUY

7
8
9
11
db

3 - Speightster x Margarita Friday

Trainer:
Dan Blacker

Racing Circuit:
So Cal

41

42

43

44

DESCRIPTION OF WAR SAFE

Summary Overview

•	War Safe is a 2019 Colt of Air Force Blue (Sire) and Safe Haven (Dam).
•	War Safe was foaled on May 17, 2019.
•	War Safe has a limited track record under which to assess its performance.
•	Current horse value set at $90,000.00 with the Company acquiring a 100% stake in War Safe acquired via loan from the Manager.

45

Asset Description

WAR SAFE

$146
0.05% share
lot

1

BUY

62

2 - Air Force Blue x Safe HAven

Trainer:
Josie Carroll

Racing Circuit:
Woodbine

46

47

Breeding Insights

War Safe's sire, Air Force Blue, is a son of the sensational War Front, North America's highest-priced stallion in 2019 and 2020. Air Force Blue was a rockstar on the racetrack as a 2-year-old in Europe, becoming the first juvenile since 2001 to win three European Group 1 races in 2015. His victories in the Dewhurst Stakes at Newmarket, Vincent O'Brien National Stakes at the Curragh, and the Phoenix Stakes, also at the Curragh, earned him the 2-year-old European championship, known as the Cartier Racing Award. At the time, his acclaimed trainer, Aidan O'Brien, said Air Force Blue was the best 2-year-old he had ever trained.

In addition to carrying the royal bloodlines of War Front, who is a son of Danzig and a grandson of Northern Dancer, Air Force Blue's second dam, Circle of Gold, is a sister to Flanders, a champion 2-year-old old filly and a winner of the Breeders' Cup Juvenile Fillies.

Air Force Blue entered stud in Kentucky at Ashford Stud in 2017, and drew immediate attention in 2020 with his first crop of runners, which included 33 individual winners and six stakes winners. His early success as a sire put the spotlight on his yearlings who sold at auction in 2020, with many of them commanding six-figure final bids.

A half-sibling to the stakes-placed Sent to Heaven and three other winners, War Safe's bloodlines on the female side of his family are equally impressive. First dam Safe Haven is a winning daughter of A.P. Indy, and a granddaughter of Seattle Slew. War Safe's second dam, Missed the Storm, is a Grade 1-winning daughter of Storm Cat.

Expected on track: December 2021

WORKOUTS

No data available

RESULTS

No data available

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DESCRIPTION OF TUFNEL

Summary Overview

•	Tufnel is a 2020 Colt of Into Mischief (Sire) and Count to Eleven (Dam).
•	Tufnel was foaled on April 9, 2020.
•	Tufnel has a limited track record under which to assess its performance.
•	Current horse value set at $300,000.00 with the Company acquiring a 52% stake in Tufnel acquired via loan from the Manager.

Co-Ownership Description

As set forth in the Equine Co-Ownership and Acquisition Agreement for Tufnel, the Company will hold a 52% stake in Tufnel’s co-ownership group. The Manager will serve as the syndicate/co-ownership manager and will have the right to assign the racing manager, training schedule, and other day-to-day rights. The co-owners (which, for the avoidance of doubt, are not the series members) will have voting rights as it relates to Tufnel related to selling the horse, breeding the horse, gelding the horse, marketing and sponsorships and racing in claiming races.

Spendthrift is a co-owner of Tufnel. On March 17, 2020, an affiliate of Spendthrift became a majority stockholder in Experiential Squared, Inc., the Manager of the Company. Tufnel was originally acquired by the Company, Spendthrift, and Brad Cox Colts Group at auction and the auction price (plus out of pocket expenses incurred) is the horse value upon which the Company's 52.0% stake was valued. Each co-owner pays a proportionate share of co-ownership expenses for the mutual benefit of the co-owners. On occasion, such expenses may be payable to Spendthrift.

50

Asset Description

TUFNEL

$62
0.01% share
1
lot

BUY

1 - Into Mischief x Count to Eleven

Co-Owner:
Spendthrift Farm, Brad Cox Colts Group

Trainer:
Brad Cox

Racing Circuit:
Kentucky

51

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VALUATION

Current Horse Value:	$300,000
MRH Stake:	52%/$156,000.00

OFFERING

Total Offering:	$322,400
Share Price:	$62/share lot
Total Share lots:	5200
Equity Per Share:	0.0100%

PER SHARE PRICE BREAKDOWN

(all numbers are approximate)

Horse value:	$30
Acquisition Costs:	$3 - Includes Vet Check and Bloodstock Fee
Prepaid Expenses:	$20 - Includes 2 Years Prepaid Training, Admin and Mortality Insurance
Management Fee:	$9

54

DESCRIPTION OF WHO RUNS THE WORLD

Summary Overview

•	Who Runs the World is a 2020 Filly of Quality Road (Sire) and Lucy N Ethel (Dam).
•	Who Runs the World was foaled on January 19, 2020.
•	Who Runs the World has a limited track record under which to assess its performance.
•	Current horse value set at $600,000.00 with the Company acquiring a 51% stake in Who Runs the World acquired via loan from the Manager.

Co-Ownership Description

As set forth in the Equine Co-Ownership and Acquisition Agreement for Who Runs the World, the Company will hold a 51% stake in Who Runs the World’s co-ownership group. The Manager will serve as the syndicate/co-ownership manager and will have the right to assign the racing manager, training schedule, and other day-to-day rights. The co-owners (which, for the avoidance of doubt, are not the series members) will have voting rights as it relates to Who Runs the World related to selling the horse, breeding the horse, gelding the horse, marketing and sponsorships and racing in claiming races.

Spendthrift is the co-owner of Who Runs the World. On March 17, 2020, an affiliate of Spendthrift became a majority stockholder in Experiential Squared, Inc., the Manager of the Company. Who Runs the World was originally acquired by the Company and Spendthrift at auction and the auction price (plus out of pocket expenses incurred) is the horse value upon which the Company's 51.0% stake was valued. Each co-owner pays a proportionate share of co-ownership expenses for the mutual benefit of the co-owners. On occasion, such expenses may be payable to Spendthrift.

55

Asset Description

WHO RUNS THE WORLD

$104
0.01% share
lot

1

BUY

1 - Quality Road x Lucy N Ethel

Co-Owner:
Spendthrift Farm

Trainer:
To Be Determined

Racing Circuit:
TBD

56

57

58

59

DESCRIPTION OF BALLETIC

Summary Overview

•	Balletic is a 2020 Filly of Into Mischief (Sire) and Ricketyracketyruss (Dam).
•	Balletic was foaled on February 3, 2020.
•	Balletic has a limited track record under which to assess its performance.
•	Current horse value set at $450,000.00 with the Company acquiring a 100% stake in Balletic acquired via loan from the Manager.

60

Asset Description

BALLETIC

$80 1

0.01% share

lot

BUY

1 - Into Mischief x Ricketyracketyruss

Trainer:
Todd Pletcher

Racing Circuit:
New York

61

62

63

64

DESCRIPTION OF CABLE BOSS

(F.K.A SONG OF BERNADETTE 20)

Summary Overview

•	Cable Boss is a 2020 Colt of Quality Road (Sire) and Song of Bernadette (Dam).
•	Cable Boss was foaled on April 26, 2020.
•	Cable Boss has a limited track record under which to assess its performance.
•	Current horse value set at $550,000.00 with the Company acquiring a 51% stake in Cable Boss acquired via loan from the Manager.

Co-Ownership Description

As set forth in the Equine Co-Ownership and Acquisition Agreement for Cable Boss, the Company will hold a 51% stake in Cable Boss’s co-ownership group. The Manager will serve as the syndicate/co-ownership manager and will have the right to assign the racing manager, training schedule, and other day-to-day rights. The co-owners (which, for the avoidance of doubt, are not the series members) will have voting rights as it relates to Cable Boss related to selling the horse, breeding the horse, gelding the horse, marketing and sponsorships and racing in claiming races.

65

Asset Description

CABLE BOSS

$97
0.01% share
1
BUY

2 - Quality Road x Song of Bernadette

Co-Owner:
Bridlewood Farm

Trainer:
Brendan Walsh

Racing Circuit:
Midwest

66

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68

HORSE OVERVIEW

Half-brother to Grade 1 Travers winner Catholic Boy, this strapping son of leading sire Quality Road looks to possess the same attributes as his world class big brother.

MyRacehorse partnered with Bridlewood Farm on this scopey looking son of leading sire Quality Road at the 2021 Fasig-Tipton Saratoga Sale of Selected Yearlings. The colt is a half-brother to Grade 1 winner Catholic Boy who captured the rare feat of winning Grade 1's on both turf (Belmont Derby) and dirt (Travers Stakes). While a late April foal, this colt has a lot of size and stretch to him and projects to be the type that should blossom with additional timing and maturity. His stature led our team to project him as a type that could take to either surface and excel around two-turns, much like Catholic Boy.

By Quality Road, sire of horses who have shown the ability to get the classic distance, and out of a Bernardini mare (from the stamina rich A.P. Indy line), we think this colt is a great fit for our Fasig-Tipton Select Six Bonus.

The colt will receive his initial training at Bridlewood Farm in Ocala, Florida this fall and into the spring before moving onto the race track towards the later part of next spring. We couldn't be more excited to partner with Bridlewood Farm who have a long storied history in racing, including their 2017 Belmont Stakes winner Tapwrit.

Fasig-Tipton Select Six Bonus

This colt comes with a $2 million bonus designed specifically for horses purchased by MRH at the 2021 Fasig-Tipton Saratoga Sale of Selected Yearlings. If this colt were to win the Kentucky Derby shareholders would be paid a $2 million bonus (approximately $392/share prior to fees). Unlike some of our past offerings where the bonus was split in partnership with co-owners, this bonus would be paid out only to MRH shareholders.

The Fasig Select Six $2M Oaks/Derby Bonus is provided pursuant to an insurance policy. If more than one of the Fasig Select Six horse triggers a payout the maximum payout of $2MM would be divided among the qualifying horses. Full details available at: https://myracehorse.com/bonus-details/

Breeding Insights

Quality Road is one of the most-sought after and consistent stallions over the last few years. His list of champions includes Breeders' Cup Mile winner City of Light, Kentucky Oaks winner Abel Tasman, Breeders' Cup Juvenile Fillies winner Caledonia Road, Santa Anita Derby winner Roadster, Santa Anita Oaks winner Bellafina, and Alabama Stakes winner Dunbar Road. He stood the 2021 season at Lane's End Farm for a $150,000 stud fee.

As a racehorse, Quality Road was one of the leading three-year-old's of 2009, winning the Fountain of Youth Stakes and Florida Derby at Gulfstream Park. Transferred to the barn of Todd Pletcher in the summer of 2009, Quality Road would go on to add victories in the prestigious Donn Handicap and Met Mile before retiring to stud at the end of 2010.

The colt's dam Song of Bernadette is by 2006 Preakness winner Bernardini, a leading stallion in his own-time and son of the legendary stamina influence stallion A.P. Indy. Bernardini is now becoming a prolific broodmare sire with the likes of Kentucky Oaks winner Serengeti Empress and Grade 1 winners Catholic Boy, Maxfield, and Dunbar Road. Of course, Song of Bernadette produced this colt's half brother Catholic Boy in 2015.

Expected on track: Summer 2022

69

DESCRIPTION OF DARING DANCER 20

Summary Overview

•	Daring Dancer 20 is a 2020 Filly of Blame (Sire) and Daring Dancer (Dam).
•	Daring Dancer 20 was foaled on January 21, 2020.
•	Daring Dancer 20 has a limited track record under which to assess its performance.
•	Current horse value set at $300,000.00 with the Company acquiring a 15% stake in Daring Dancer 20 acquired via loan from the Manager.

Co-Ownership Description

As set forth in the Equine Co-Ownership and Acquisition Agreement for Daring Dancer 20, the Company will hold a 15% stake in Daring Dancer 20’s co-ownership group. The Manager will serve as the operations manager/administrative co-ordinator for Daring Dancer 20 and will have the right to assign the racing manager, training schedule, and other day-to-day operating rights. The co-owners (which, for the avoidance of doubt, are not the series members), including the Company, will have joint voting rights as it relates to Daring Dancer 20 related to selling the horse, breeding the horse, gelding the horse, marketing and sponsorships and racing in claiming races.

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Asset Description

DARING DANCER 20

$135

1

0.02% share

BUY

Jodie Dupont 2021

1 - Blame x Danzig Dancer

Co-Owner:
Spendthrift Farm

SPENDTHRIFT

Trainer:
To Be Determined

Racing Circuit:
TBD

71

72

73

74

75

DESCRIPTION OF CHAD BROWN BUNDLE

Summary Overview

Night Combat

•	Night Combat is a 2020 Filly of Malibu Moon (Sire) and Annapolis Class (Dam).
•	Night Combat was foaled on January 30, 2020.
•	Night Combat has a limited track record under which to assess its performance.
•	Current horse value set at $100,000.00 with the Company acquiring a 60% stake in Night Combat acquired via loan from the Manager.

Three Jewels

•	Three Jewels is a 2020 Colt of American Pharoah (Sire) and Momentary Magic (Dam).
•	Three Jewels was foaled on April 15, 2020.
•	Three Jewels has a limited track record under which to assess its performance.
•	Current horse value set at $320,000.00 with the Company acquiring a 75% stake in Three Jewels acquired via loan from the Manager.

Splashdown 20

•	Splashdown 20 is a 2020 Filly of Oasis Dream (GB) (Sire) and Splashdown (GB) (Dam).
•	Splashdown 20 was foaled on April 12, 2020.
•	Splashdown 20 has a limited track record under which to assess its performance.
•	Current horse value set at $595,000.00 with the Company acquiring a 51% stake in Splashdown 20 acquired via loan from the Manager.

Co-Ownership Description

As set forth in the Equine Co-Ownership and Acquisition Agreement for Night Combat, the Company will hold a 60% stake in Night Combat’s co-ownership group. The Manager will serve as the syndicate/co-ownership manager and will have the right to assign the racing manager, training schedule, and other day-to-day rights. The co-owners (which, for the avoidance of doubt, are not the series members) will have voting rights as it relates to Night Combat related to selling the horse, breeding the horse, gelding the horse, marketing and sponsorships and racing in claiming races.

As set forth in the Equine Co-Ownership and Acquisition Agreement for Three Jewels, the Company will hold a 75% stake in Three Jewels co-ownership group. The Manager will serve as the syndicate/co-ownership manager and will have the right to assign the racing manager, training schedule, and other day-to-day rights. The co-owners (which, for the avoidance of doubt, are not the series members) will have voting rights as it relates to Three Jewels related to selling the horse, breeding the horse, gelding the horse, marketing and sponsorships and racing in claiming races.

As set forth in the Equine Co-Ownership and Acquisition Agreement for Splashdown 20, the Company will hold a 51% stake in Splashdown 20’s co-ownership group. The Manager will serve as the syndicate/co-ownership manager and will have the right to assign the racing manager, training schedule, and other day-to-day rights. The co-owners (which, for the avoidance of doubt, are not the series members) will have voting rights as it relates to Splashdown 20 related to selling the horse, breeding the horse, gelding the horse, marketing and sponsorships and racing in claiming races.

76

Asset Description

CHAD BROWN BUNDLE

$234 0.02% share 1 BUY

INTRODUCING THE
Chad Brown Bundle

BUNDLE HORSES

Night Combat
Three Jewels
Splashdown 20

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80

NIGHT COMBAT

BUNDLE

1 - Malibu Moon x Annapolis Class

Co-Owner:
Saratoga Seven

Trainer:
Chad Brown

Racing Circuit:
New York

81

82

83

THREE JEWELS

BUNDLE

1 - American Pharoah x Momentary Magic

Co-Owner:
Dixiana Farm

Trainer:
Chad Brown

Racing Circuit:
New York

84

85

86

87

SPLASHDOWN 20

BUNDLE

1 - Oasis Dream (GB) x Splashdown (GB)

Co-Owner:
BSW Crow Ventures

Trainer:
Chad Brown

Racing Circuit:
New York

88

89

90

91

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company was formed in the State of Nevada as a series limited liability company on December 27, 2016. Since our inception, we have been engaged primarily in acquiring a collection of horses for use in racing (each, an “Underlying Asset”). The Company, through individual Series, takes ownership in a particular racehorse or group of racehorses (all of the series of the Company offered in such racehorse(s) may collectively be referred to herein as the “Series”, and each, individually, as a “Series”; The interests of all Series in such racehorse(s) may collectively be referred to herein as the “Interests”, and each, individually, as an “Interest”). By doing so, the Company’s goal is to democratize the ownership of such racehorses, and allow fans to experience the thrill, perks and benefits of racehorse ownership at a fraction of the historical cost. This includes everything from the behind the scenes engagements with the racehorse, the jockey and trainers as well as exclusive on-track experiences, and a portion of financial gains that the ownership in such racehorse potentially creates if its breeding rights are sold, if it wins a “purse” at a racing event, if marketing or sponsorship ads are sold, or if it is claimed or sold.

We are managed by Experiential Squared, Inc. (“Experiential” or the “Manager”), a Delaware corporation incorporated in 2016. Experiential provides expert horse racing management services and owns and operates a mobile app-based crowd-funding platform called MyRacehorse™ (the MyRacehorse™ platform and any successor platform used by the Company for the offer and sale of Series interests, is referred to as the “MyRacehorse™ Platform”), which is licensed to the Company pursuant to the terms of that certain Management Services Agreement (the “Management Agreement”), through which Investors may indirectly invest, through Series of the Company’s interests, in fractional racehorse ownership interests that have been historically difficult to access for many market participants. Through the use of the MyRacehorse™ Platform, Investors can browse and screen racehorses, make potential investments in such racehorses, and sign legal documents electronically. It is the intent of the Company and its Manager to maintain control and input into the initial due diligence and subsequent training, maintenance and upkeep of the racehorses.

Experiential employs a team of horse racing experts that has allowed the Company to become one of the most successful horse racing stables in the United States over the past few years. The team has collectively over 100 years of experience buying, managing, and analyzing racehorses. This depth of expertise has led to over 70 wins since launching the stable in June of 2018 through February 2022. The wins have been achieved at the highest level in US horse racing including winning the Breeders’ Cup Classic and the Kentucky Derby. Experiential is considered a highly active racing manager through its strategically located staff in California, New York, and Kentucky (the three major markets for horse racing) and other racing markets as well. Experiential is in daily contact with the trainers and partners regarding all aspects of the racehorses under their management. Experiential also has retained a world-renowned resident veterinarian to actively review the horses in their stable for health and performance. In addition, they have access to several premium data sources that allows their horse racing experts to review speed figures, race results, pedigrees, and conditions to maximize performance of their bloodstock.

We have completed many offerings of Interests as set forth in the table below under “Operating Results” and continue to launch subsequent offerings for other series on an ongoing basis. The information contained in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is in relation to the Company as a whole, which is made up of a number of separate series and Underlying Assets. The purchase of membership interests in a Series of the Company is an investment only in such Series and not an investment in the Company as a whole or any other Series.

As of December 31, 2021, officers of the Manager have loaned the Company a total of $3,764,514 (excluding accrued interest) in connection with the acquisition of these Underlying Assets. See Note 4 to Audited Financial Statements as of December 31, 2021 – Advances from Manager and Note 7 - Related Party Transactions of the Notes to the Financial Statements for more information regarding the loans/advances from officers of the Manager or the Manager.

There is limited historical financial information about us upon which to base an evaluation of our performance. We are an emerging growth business with limited operating history, and we are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business, and our planned principal operations have only recently commenced. We cannot guarantee that we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources and possible cost overruns, such as increases in marketing costs, increases in administration expenditures associated with daily operations, increases in accounting and audit fees, and increases in legal fees related to filings and regulatory compliance.

92

Operating Results – For the Years Ended December 31, 2021 and 2020

As of December 31, 2021, the following Series and related race horses have been created and are being offered pursuant to either (i) our California intrastate offering permit, (ii) Rule 506(c) of Regulation D, or (iii) the Offering Statements:

Series-Series Name	Underlying Asset	Interests Offered (1)	Interests Sold (1)	Interests Remaining (1)	Asset Cost/Interest (2)	Operating Expense Reserve/ Interest (2)	Due Diligence Fee/ Interest (2)	Owed to Series (3)	Owed to Experiential (4)	Paid to Experiential (5)	Price Per Interest (6)	$ Sold (7)	$ Offered (7)	$ Remaining (7)
Series-Action Bundle(8)	Action Bundle	10,000	10,000	–	$4.50	$21.85	$4.65	$0.00	$0.00	$46,500.00	$31.00	$310,000.00	$310,000.00	$0.00
Series-Amandrea	Amandrea	550	550	–	210.00	40.00	45.00	–	–	24,750.00	295.00	162,250.00	162,250.00	–
Series-Ambleside Park 19	Lookwhogotlucky	410	410	–	115.00	59.25	30.75	–	–	12,607.50	205.00	84,050.00	84,050.00	–
Series-Amers	Amers	75	75	–	82.00	37.00	21.00	–	–	1,575.00	140.00	10,500.00	10,500.00	–
Series-Apple Down Under 19	Howboutdemapples	600	600	–	100.00	47.05	25.95	–	–	15,570.00	173.00	103,800.00	103,800.00	–
Series-Ari the Adventurer 19	Kanthari	5,100	5,100	–	57.50	14.75	12.75	–	–	65,025.00	85.00	433,500.00	433,500.00	–
Series-Athenian Beauty 19	Quantum Theory	1,800	1,800	–	25.00	14.95	7.05	–	–	12,690.00	47.00	84,600.00	84,600.00	–
Series-Authentic	Authentic	12,500	12,500	–	151.54	23.56	30.90	–	–	386,250.00	206.00	2,575,000.00	2,575,000.00	–
Series-Awe Hush 19	Can't Hush This	1,800	1,800	–	110.00	29.40	24.60	–	–	44,280.00	164.00	295,200.00	295,200.00	–
Series-Balletic	Balletic	10,000	2,809	7,191	45.00	23.00	12.00	165,393.00	323,595.00	33,708.00	80.00	224,720.00	800,000.00	575,280.00
Series-Bella Chica	Bella Chica	100	100	–	250.00	73.00	57.00	–	–	5,700.00	380.00	38,000.00	38,000.00	–
Series-Big Mel	Big Mel	6,000	6,000	–	89.00	14.00	18.00	–	–	108,000.00	121.00	726,000.00	726,000.00	–
Series-Black Escort 19	Halofied	20	15	5	2,750.00	1,660.00	590.00	8,300.00	13,750.00	8,850.00	5,000.00	75,000.00	100,000.00	25,000.00
Series-Bullion	Bullion	25	25	–	240.00	–	230.00	–	–	5,750.00	470.00	11,750.00	11,750.00	–
Series-Cable Boss	Cable Boss	5,100	2,309	2,791	55.00	27.45	14.55	76,612.95	153,505.00	33,595.95	97.00	223,973.00	494,700.00	270,727.00
Series-Cairo Kiss	Cairo Kiss	80	80	–	347.50	124.25	83.25	–	–	6,660.00	555.00	44,400.00	44,400.00	–
Series-Carrothers	Carrothers	5,100	4,016	1,084	60.20	25.65	15.15	27,804.60	65,256.80	60,842.40	101.00	405,616.00	515,100.00	109,484.00
Series-Cayala 19	Provocateur	4,100	4,100	–	60.00	17.35	13.65	–	–	55,965.00	91.00	373,100.00	373,100.00	–
Series-Chad Brown Bundle	Chad Brown Bundle	5,000	–	5,000	120.69	78.21	35.10	391,050.00	603,450.00	–	234.00	–	1,170,000.00	1,170,000.00
Series-Classic Cut	Classic Cut	10,000	10,000	–	24.00	19.35	7.65	–	–	76,500.00	51.00	510,000.00	510,000.00	–
Series-Classofsixtythree 19	Sixtythreecaliber	1,000	1,000	–	125.00	39.05	28.95	–	–	28,950.00	193.00	193,000.00	193,000.00	–
Series-Co Cola 19	Search Engine	5,100	5,100	–	62.50	27.60	15.90	–	–	81,090.00	106.00	540,600.00	540,600.00	–
Series-Collusion Illusion	Collusion Illusion	25,000	25,000	–	22.00	3.50	4.50	–	–	112,500.00	30.00	750,000.00	750,000.00	–
Series-Consecrate 19	Sacred Beauty	410	410	–	80.00	53.45	23.55	–	–	9,655.50	157.00	64,370.00	64,370.00	–
Series-Courtisane 19	Tap the Gavel	10,000	10,000	–	23.00	18.65	7.35	–	–	73,500.00	49.00	490,000.00	490,000.00	–
Series-Daddy's Joy	Daddy's Joy	600	600	–	80.00	73.00	27.00	–	–	16,200.00	180.00	108,000.00	108,000.00	–
Series-Dancing Crane	Dancing Crane	20	20	–	4,250.00	926.00	924.00	–	–	18,480.00	6,100.00	122,000.00	122,000.00	–
Series-Daring Dancer 20	Daring Dancer 20	750	–	750	60.00	54.75	20.25	41,062.50	45,000.00	–	135.00	–	101,250.00	101,250.00
Series-De Mystique 17	Dancing Destroyer	250	250	–	71.50	47.50	21.00	–	–	5,250.00	140.00	35,000.00	35,000.00	–
Series-Deep Cover	Deep Cover	800	800	–	100.00	87.00	33.00	–	–	26,400.00	220.00	176,000.00	176,000.00	–
Series-Demogorgon	Demogorgon	20	20	–	4,500.00	917.00	983.00	–	–	19,660.00	6,400.00	128,000.00	128,000.00	–

93

Series-Series Name	Underlying Asset	Interests Offered (1)	Interests Sold (1)	Interests Remaining (1)	Asset Cost/Interest (2)	Operating Expense Reserve/ Interest (2)	Due Diligence Fee/ Interest (2)	Owed to Series (3)	Owed to Experiential (4)	Paid to Experiential (5)	Price Per Interest (6)	$ Sold (7)	$ Offered (7)	$ Remaining (7)
Series-Desire Street 19	Always Hopeful	1,020	1,011	9	80.00	90.85	30.15	817.65	720.00	30,481.65	201.00	203,211.00	205,020.00	1,809.00
Series-Echo Warrior 19	Hero Status	6,000	3,867	2,133	27.00	22.30	8.70	47,565.90	57,591.00	33,642.90	58.00	224,286.00	348,000.00	123,714.00
Series-Escape Route	Escape Route	10	10	–	4,240.00	733.00	1,039.20	–	–	10,392.00	6,012.20	62,952.00	60,122.00	–
Series-Exonerated 19	Above Suspicion	820	820	–	105.00	38.65	25.35	–	–	20,787.00	169.00	138,580.00	138,580.00	–
Series-Frosted Oats	Frosted Oats	4,100	4,100	–	25.00	10.70	6.30	–	–	25,830.00	42.00	172,200.00	172,200.00	–
Series-Future Stars Stable	Future Stars Stable	10,000	10,000	–	33.55	8.95	7.50	–	–	75,000.00	50.00	500,000.00	500,000.00	–
Series-Going to Vegas	Going to Vegas	5,100	5,100	–	50.00	23.10	12.90	–	–	65,790.00	86.00	438,600.00	438,600.00	–
Series-Got Stormy	Got Stormy	5,100	5,100	–	24.51	13.74	6.75	–	–	34,425.00	45.00	229,500.00	229,500.00	–
Series-Grand Traverse Bay 19	Cornice Traverse	750	750	–	200.00	179.95	67.05	–	–	50,287.50	447.00	335,250.00	335,250.00	–
Series-Grand Traverse Bay 20	Grand Traverse Bay 20	750	–	750	50.00	52.85	18.15	39,637.50	37,500.00	–	121.00	–	90,750.00	90,750.00
Series-Into Summer 19	Malibu Mayhem	650	641	9	140.00	188.10	57.90	1,692.90	1,260.00	37,113.90	386.00	247,426.00	250,900.00	3,474.00
Series-Just Louise 19	Forbidden Kingdom	1,020	1,020	–	150.00	44.65	34.35	–	–	35,037.00	229.00	233,580.00	233,580.00	–
Series-Keertana 18	American Heiress	5,100	5,100	–	72.00	13.00	15.00	–	–	76,500.00	100.00	510,000.00	510,000.00	–
Series-Kiana's Love	Kiana's Love	200	200	–	55.00	47.00	18.00	–	–	3,600.00	120.00	24,000.00	24,000.00	–
Series-Kichiro	Kichiro	200	200	–	77.50	33.00	19.50	–	–	3,900.00	130.00	26,000.00	26,000.00	–
Series-Lane Way	Lane Way	6,000	6,000	–	61.00	15.50	13.50	–	–	81,000.00	90.00	540,000.00	540,000.00	–
Series-Latte Da 19	Inalattetrouble	4,100	4,100	–	19.50	10.25	5.25	–	–	21,525.00	35.00	143,500.00	143,500.00	–
Series-Lazy Daisy	Lazy Daisy	1,250	1,250	–	90.00	7.00	18.00	–	–	22,500.00	115.00	143,750.00	143,750.00	–
Series-Lost Empire 19	Laforgia	10,200	10,200	–	22.50	7.25	5.25	–	–	53,550.00	35.00	357,000.00	357,000.00	–

94

Series-Series Name	Underlying Asset	Interests Offered (1)	Interests Sold (1)	Interests Remaining (1)	Asset Cost/Interest (2)	Operating Expense Reserve/ Interest (2)	Due Diligence Fee/ Interest (2)	Owed to Series (3)	Owed to Experiential (4)	Paid to Experiential (5)	Price Per Interest (6)	$ Sold (7)	$ Offered (7)	$ Remaining (7)
Series-Madarnas	Madarnas	50	50	–	204.00	93.00	53.00	–	–	2,650.00	350.00	17,500.00	17,500.00	–
Series-Major Implications	Major Implications	20	20	–	128.00	67.00	35.00	–	–	700.00	230.00	4,600.00	4,600.00	–
Series-Man Among Men	Man Among Men	820	820	–	180.00	52.05	40.95	–	–	33,579.00	273.00	223,860.00	223,860.00	–
Series-Margaret Reay 19	A Mo Reay	820	820	–	200.00	55.85	45.15	–	–	37,023.00	301.00	246,820.00	246,820.00	–
Series-Margarita Friday 19	Straight No Chaser	2,000	6	1,994	55.00	86.10	24.90	171,683.40	109,670.00	149.40	166.00	996.00	332,000.00	331,004.00
Series-Martita Sangrita 17	Carpe Vinum	600	600	–	200.00	72.00	48.00	–	–	28,800.00	320.00	192,000.00	192,000.00	–
Series-Mayan Milagra 19	Tepeu	20	20	–	5,500.00	1,846.00	1,154.00	–	–	23,080.00	8,500.00	170,000.00	170,000.00	–
Series-Midnight Sweetie 19	Dolce Notte	820	820	–	90.00	35.80	22.20	–	–	18,204.00	148.00	121,360.00	121,360.00	–
Series-Miss Puzzle	Miss Puzzle	125	125	–	109.84	102.66	37.50	–	–	4,687.50	250.00	31,250.00	31,250.00	–
Series-Miss Sakamoto	Miss Sakamoto	6,000	4,919	1,081	25.00	20.90	8.10	22,592.90	27,025.00	39,843.90	54.00	265,626.00	324,000.00	58,374.00
Series-Mo Mischief	Mo Mischief	5,100	5,100	–	50.00	14.00	11.00	–	–	56,100.00	75.00	382,500.00	382,500.00	–
Series-Monomoy Girl	Monomoy Girl	10,200	10,200	–	29.41	9.69	6.90	–	–	70,380.00	46.00	469,200.00	469,200.00	–
Series-Moonless Sky	Moonless Sky	200	200	–	60.00	33.50	16.50	–	–	3,300.00	110.00	22,000.00	22,000.00	–
Series-Motion Emotion(9)	Motion Emotion	1,020	1,020	–	24.51	46.89	12.60	–	–	12,852.00	84.00	85,680.00	85,680.00	–
Series-Mrs Whistler	Mrs Whistler	2,000	1,531	469	40.00	76.45	20.55	35,855.05	18,760.00	31,462.05	137.00	209,747.00	274,000.00	64,253.00
Series-Naismith	Naismith	2,000	2,000	–	75.00	54.20	22.80	–	–	45,600.00	152.00	304,000.00	304,000.00	–
Series-National Road	National Road	20	–	20	4,250.00	1,249.50	1,000.50	24,990.00	85,000.00	–	6,500.00	–	130,000.00	130,000.00
Series-New York Claiming Package	New York Claiming Package	510	510	–	72.00	54.00	14.00	–	–	7,140.00	140.00	71,400.00	71,400.00	–
Series-Night of Idiots	Night of Idiots	80	80	–	112.00	100.00	38.00	–	–	3,040.00	250.00	20,000.00	20,000.00	–

95

Series-Series Name	Underlying Asset	Interests Offered (1)	Interests Sold (1)	Interests Remaining (1)	Asset Cost/Interest (2)	Operating Expense Reserve/ Interest (2)	Due Diligence Fee/ Interest (2)	Owed to Series (3)	Owed to Experiential (4)	Paid to Experiential (5)	Price Per Interest (6)	$ Sold (7)	$ Offered (7)	$ Remaining (7)
Series-Nileist	Nileist	45	45	–	260.00	190.00	80.00	–	–	3,600.00	530.00	23,850.00	23,850.00	–
Series-Noble Goddess	Noble Goddess	300	300	–	62.00	31.00	17.00	–	–	5,100.00	110.00	33,000.00	33,000.00	–
Series-NY Exacta	NY Exacta	2,000	2,000	–	107.50	86.30	34.20	–	–	68,400.00	228.00	456,000.00	456,000.00	–
Series-Our Miss Jones 19	Celebrity News	1,200	–	1,200	50.00	82.60	23.40	99,120.00	60,000.00	–	156.00	–	187,200.00	187,200.00
Series-Palace Foal	Palace Foal	510	–	510	31.00	71.00	18.00	36,210.00	15,810.00	–	120.00	–	61,200.00	61,200.00
Series-Popular Demand	Popular Demand	1,020	1,020	–	145.00	63.00	36.00	–	–	36,720.00	244.00	248,880.00	248,880.00	–
Series-Power Up Paynter	Power Up Paynter	600	600	–	100.00	61.00	29.00	–	–	17,400.00	190.00	114,000.00	114,000.00	–
Series-Queen Amira 19	Regal Rebel	2,000	2,000	–	60.00	80.25	24.75	–	–	49,500.00	165.00	330,000.00	330,000.00	–
Series-Race Hunter 19	Chasing Time	10,000	9,999	1	25.00	19.20	7.80	19.20	25.00	77,992.20	52.00	519,948.00	520,000.00	52.00
Series-Rosie's Alibi	Rosie's Alibi	10,000	6,736	3,264	62.50	26.75	15.75	267,500.00	625,000.00	106,092.00	105.00	707,280.00	1,050,000.00	1,050,000.00
Series-Salute to America	Salute to America	1,000	1,000	–	80.00	152.05	40.95	–	–	40,950.00	273.00	273,000.00	273,000.00	–
Series-Sauce On Side	Sauce On Side	125	125	–	130.00	74.00	36.00	–	–	4,500.00	240.00	30,000.00	30,000.00	–
Series-Shake It Up Baby	Shake It Up Baby	250	250	–	44.00	66.50	19.50	–	–	4,875.00	130.00	32,500.00	32,500.00	–
Series-Sigesmund	Sigesmund	200	200	–	50.00	35.00	15.00	–	–	3,000.00	100.00	20,000.00	20,000.00	–
Series-Silverpocketsfull 19	Iron Works	5,100	5,100	–	55.00	20.65	13.35	–	–	68,085.00	89.00	453,900.00	453,900.00	–
Series-Social Dilemma	Social Dilemma	510	510	–	49.02	92.93	25.05	–	–	12,775.50	167.00	85,170.00	85,170.00	–
Series-Soul Beam	Soul Beam	65	65	–	355.00	163.50	91.50	–	–	5,947.50	610.00	39,650.00	39,650.00	–
Series-Speightstown Belle 19	Ancient Royalty	900	900	–	85.00	33.15	20.85	–	–	18,765.00	139.00	125,100.00	125,100.00	–
Series-Squared Straight	Squared Straight	150	150	–	150.00	79.50	40.50	–	–	6,075.00	270.00	40,500.00	40,500.00	–
Series-Storm Shooter	Storm Shooter	2,000	2,000	–	90.00	48.00	24.00	–	–	48,000.00	162.00	324,000.00	324,000.00	–
Series-Street Band	Street Band	50	50	–	918.00	127.00	185.00	–	–	9,250.00	1,230.00	61,500.00	61,500.00	–
Series-Sunny 18	Solar Strike	6,000	6,000	–	40.30	14.69	10.01	–	–	60,060.00	65.00	390,000.00	390,000.00	–
Series-Sweet Sweet Annie 19	In Due Time	20	20	–	4,750.00	1,739.00	1,011.00	–	–	20,220.00	7,500.00	150,000.00	150,000.00	–
Series-Swiss Minister	Swiss Minister	50	50	–	150.00	88.00	42.00	–	–	2,100.00	280.00	14,000.00	14,000.00	–
Series-Takeo Squared	Takeo Squared	100	100	–	153.00	76.00	41.00	–	–	4,100.00	270.00	27,000.00	27,000.00	–
Series-Tapitry 19	Infinite Empire	820	820	–	180.00	52.05	40.95	–	–	33,579.00	273.00	223,860.00	223,860.00	–
Series-Tavasco Road	Tavasco Road	80	80	–	128.00	67.00	35.00	–	–	2,800.00	230.00	18,400.00	18,400.00	–
Series-Tell All 19	Walk the Talk	12	12	–	7,000.00	1,987.00	1,513.00	–	–	18,156.00	10,500.00	126,000.00	126,000.00	–
Series-Tell the Duchess 19	Duke of Love	2,000	1,313	687	42.50	78.20	21.30	53,723.40	29,197.50	27,966.90	142.00	186,446.00	284,000.00	97,554.00
Series-The Filly Four	The Filly Four	8,000	8,000	–	105.00	48.00	27.00	–	–	216,000.00	180.00	1,440,000.00	1,440,000.00	–
Series-Thirteen Stripes	Thirteen Stripes	1,000	1,000	–	100.00	94.65	34.35	–	–	34,350.00	229.00	229,000.00	229,000.00	–
Series-Tizamagician	Tizamagician	600	600	–	185.00	87.00	48.00	–	–	28,800.00	320.00	192,000.00	192,000.00	–
Series-Tufnel	Tufnel	5,200	5,143	57	30.00	22.70	9.30	1,293.90	1,710.00	47,829.90	62.00	318,866.00	322,400.00	3,534.00

96

Series-Series Name	Underlying Asset	Interests Offered (1)	Interests Sold (1)	Interests Remaining (1)	Asset Cost/Interest (2)	Operating Expense Reserve/ Interest (2)	Due Diligence Fee/ Interest (2)	Owed to Series (3)	Owed to Experiential (4)	Paid to Experiential (5)	Price Per Interest (6)	$ Sold (7)	$ Offered (7)	$ Remaining (7)
Series-Two Trail Sioux 17	Annahilate	450	450	–	165.00	90.00	45.00	–	–	20,250.00	300.00	135,000.00	135,000.00	–
Series-Two Trail Sioux 17K	Two Trail Sioux 17K	1	1	–	24,750.00	4,970.00	–	–	–	–	29,720.00	29,720.00	29,720.00	–
Series-Utalknboutpractice	Utalknboutpractice	100	100	–	165.00	90.00	45.00	–	–	4,500.00	300.00	30,000.00	30,000.00	–
Series-Vertical Threat	Vertical Threat	600	600	–	100.00	78.50	31.50	–	–	18,900.00	210.00	126,000.00	126,000.00	–
Series-Vow	Vow	2,000	1,999	1	70.00	82.15	26.85	82.15	70.00	53,673.15	179.00	357,821.00	358,000.00	179.00
Series-War Safe	War Safe	2,000	699	1,301	45.00	79.10	21.90	102,909.10	58,545.00	15,308.10	146.00	102,054.00	292,000.00	189,946.00
Series-Wayne O	Wayne O	6,000	6,000	–	75.00	6.00	14.00	–	–	84,000.00	95.00	570,000.00	570,000.00	–
Series-Who Runs the World	Who Runs the World	5,100	1,558	3,542	60.00	28.40	15.60	100,592.80	212,520.00	24,304.80	104.00	162,032.00	530,400.00	368,368.00
Series-Who'sbeeninmybed 19	Micro Share	5,100	5,100	–	45.00	17.90	11.10	–	–	56,610.00	74.00	377,400.00	377,400.00	–
Series-Without Delay	Golden Quality	20	16	4	4,500.00	1,550.00	950.00	6,200.00	18,000.00	15,200.00	7,000.00	112,000.00	140,000.00	28,000.00
Series-Wonder Upon a Star 19	Star Six Nine	10,000	10,000	–	14.00	17.45	5.55	–	–	55,500.00	37.00	370,000.00	370,000.00	–
Series-Yes This Time	Yes This Time	10	10	–	10,000.00	793.00	2,159.00	–	–	21,590.00	12,952.00	129,520.00	129,520.00	–
Series-You Make Luvin Fun 19	Magical Ways	6,000	3,810	2,190	40.00	23.75	11.25	52,012.50	87,600.00	42,862.50	75.00	285,750.00	450,000.00	164,250.00
Series-Zestful	Zestful	100	100	–	194.00	78.00	48.00	–	–	4,800.00	320.00	32,000.00	32,000.00	–

________________________

(1)	Denotes total membership interests offered, sold to date and remaining to be sold in each series.
(2)	Denotes the “Cash Portion of the Asset Cost”, “Cash Reserves for Operating Expenses”, and “Due Diligence Fee” per membership interest sold.
(3)	Denotes the amount of cash held in reserve attributable to such series after deduction of “Due Diligence Fee.”
(4)	Denotes the amount owed to the Manager for any loans extend on behalf of a series.
(5)	Denotes the amount of “Due Diligence Fee” or other “Management Fee” paid to Manager.
(6)	Price per membership interest of each series.
(7)	Denotes total dollar amount offered, sold to date and remaining to be sold in each series.
(8)	On April 2, 2021, the Series Action Bundle Offering was terminated prior to any securities being offered.
(9)	On April 2, 2021, the Series Motion Emotion Offering was terminated prior to any securities being offered.

97

Revenues

Revenues are generated at the Series level. During the twelve-month periods ended December 31, 2021, and December 31, 2020, the Company generated $2,608,565 and $1,455,916 in revenues, respectively. The increase in revenue is attributed to certain Series’ Underlying Asset winning horse race purse winnings. Some of the Company’s horses (as more particularly described in the Offering Statements under the “Use of Proceeds” section for each Underlying Asset) have begun racing, and thus, may begin to generate revenue.

During the twelve-month periods ended December 31, 2021, and December 31, 2020, the Company incurred costs of revenue – horse expenses of $4,362,914 and $1,805,350 respectively. The increase in costs of revenue – horse expenses is attributed to the Company’s investment in new, additional Underlying Assets that are related to veterinary costs, transportation, jockey fees, etc. as directly related to the revenue-driving activities of such series of horses.

The revenues generated, and costs of revenue incurred, on a series-by-series basis as of December 31, 2021, and December 31, 2020 are as follows:

		Revenues		Cost of Revenues
Series-Series Name	Underlying Asset	31-Dec-21	31-Dec-20	31-Dec-21	31-Dec-20
Series-Action Bundle (1)	Action Bundle	$108,820	$500	$(155,367)	$(37,070)
Series-Amandrea	Amandrea	4,750	19,039	(15,648)	(34,536)
Series-Ambleside Park 19	Lookwhogotlucky	900	-	(23,064)	(6,537)
Series-Amers	Amers	-	-	-	-
Series-Apple Down Under 19	Howboutdemapples	15,049	-	(28,518)	(9,111)
Series-Ari the Adventurer 19	Kanthari	-		(36,952)
Series-Athenian Beauty 19	Quantum Theory	225	-	(43,256)	(8,768)
Series-Authentic	Authentic	-	825,000	(350,467)	(300,002)
Series-Awe Hush 19	Can't Hush This	-	-	(38,943)	(20,598)
Series-Balletic	Balletic	-		(22,601)
Series-Bella Chica	Bella Chica	784	17,252	(8,192)	(14,105)
Series-Big Mel	Big Mel	-	12,450	(25,002)	(40,867)
Series-Black Escort 19	Halofied	-		(30,509)
Series-Bullion	Bullion	-	-	-	-
Series-Cable Boss	Cable Boss	-		(13,193)
Series-Cairo Kiss	Cairo Kiss	-	180	-	(5,183)
Series-Carrothers	Carrothers	669		(53,767)
Series-Cayala 19	Provocateur	8,538	-	(34,930)	(22,879)
Series-Chad Brown Bundle	Chad Brown Bundle	-		(29,328)
Series-Classic Cut	Classic Cut	-		(23,057)
Series-Classofsixtythree 19	Sixtythreecaliber	-	-	(27,619)	(11,755)
Series-Co Cola 19	Search Engine	2,466		(34,508)
Series-Collusion Illusion	Collusion Illusion	1,125	11,500	(42,037)	(48,960)
Series-Consecrate 19	Sacred Beauty	3,132	-	(17,748)	(6,166)
Series-Courtisane 19	Tap the Gavel	5,250		(55,454)
Series-Daddy's Joy	Daddy's Joy	17,070	22,488	(35,933)	(28,837)

98

Series-Dancing Crane	Dancing Crane	24,276		(53,454)
Series-Daring Dancer 20	Daring Dancer 20	-		(2,433)
Series-De Mystique 17	Dancing Destroyer	-	10,280	-	(4,723)
Series-Deep Cover	Deep Cover	38,500	-	(55,911)	(33,184)
Series-Demogorgon	Demogorgon	2,160		(14,727)
Series-Desire Street 19	Always Hopeful	566		(22,736)
Series-Echo Warrior 19	Hero Status	-		(24,850)
Series-Escape Route	Escape Route	78,000	30,300	(64,618)	(17,267)
Series-Exonerated 19	Above Suspicion	-	-	(22,569)	(10,161)
Series-Frosted Oats	Frosted Oats	12,608	-	(24,542)	(11,517)
Series-Future Stars Stable	Future Stars Stable	20,116	-	(80,094)	(30,394)
Series-Going to Vegas	Going to Vegas	213,304		(156,054)
Series-Got Stormy	Got Stormy	227,983	-	(216,760)	(1,104)
Series-Grand Traverse Bay 19	Cornice Traverse	1,125		(35,240)
Series-Grand Traverse Bay 20	Grand Traverse Bay 20	-		(2,165)
Series-Into Summer 19	Malibu Mayhem	650		(28,768)
Series-Just Louise 19	Forbidden Kingdom	43,095	-	(47,049)	(14,157)
Series-Keertana 18	American Heiress	612	-	(34,571)	(27,649)
Series-Kiana's Love	Kiana's Love	-	5,775	-	(6,536)
Series-Kichiro	Kichiro	34	2,338	(2,170)	(7,800)
Series-Lane Way	Lane Way	40,068	50,544	(58,994)	(81,400)
Series-Latte Da 19	Inalattetrouble	-	-	(16,199)	(9,955)
Series-Lazy Daisy	Lazy Daisy	-	10,271	-	(10,881)
Series-Lost Empire 19	Laforgia	-	-	(35,097)	(19,955)
Series-Madarnas	Madarnas	-	-	-	-
Series-Major Implications	Major Implications	-	-	-	-
Series-Man Among Men	Man Among Men	-	-	(22,610)	(15,419)
Series-Margaret Reay 19	A Mo Reay	50,020	-	(49,335)	(16,566)
Series-Margarita Friday 19	Straight No Chaser	-		(24,213)
Series-Martita Sangrita 17	Carpe Vinum	5,880	35,879	(30,112)	(57,080)
Series-Mayan Milagra 19	Tepeu	-		(29,250)
Series-Midnight Sweetie 19	Dolce Notte	-	-	(20,028)	(9,232)
Series-Miss Puzzle	Miss Puzzle	-	-	(4,571)	(9,492)
Series-Miss Sakamoto	Miss Sakamoto	-		(24,405)
Series-Mo Mischief	Mo Mischief	17,710	7,895	(30,924)	(42,824)
Series-Monomoy Girl	Monomoy Girl	178,500	-	(285,659)	(1,471)
Series-Moonless Sky	Moonless Sky	-	2,228	-	(689)
Series-Motion Emotion (2)	Motion Emotion	10,032	-	(16,821)	(2,070)
Series-Mrs Whistler	Mrs Whistler	-		(31,723)
Series-Naismith	Naismith	10,980	-	(52,342)	(30,704)

99

Series-National Road	National Road	-		(20,701)
Series-New York Claiming Package	New York Claiming Package	-	15,106	-	(5,132)
Series-Night of Idiots	Night of Idiots	-	3,960	-	(6,141)
Series-Nileist	Nileist	-	-	-	-
Series-Noble Goddess	Noble Goddess	-	218	-	(4,740)
Series-NY Exacta	NY Exacta	41,800	-	(108,054)	(53,793)
Series-Our Miss Jones 19	Celebrity News	-	-	(20,384)	-
Series-Palace Foal	Palace Foal	-		-
Series-Popular Demand	Popular Demand	-	-	(18,168)	(22,179)
Series-Power Up Paynter	Power Up Paynter	6,501	47,895	(33,746)	(49,448)
Series-Queen Amira 19	Regal Rebel	5,650		(38,489)
Series-Race Hunter 19	Chasing Time	119,460		(74,110)
Series-Rosie's Alibi	Rosie's Alibi	-		(35,132)
Series-Salute to America	Salute to America	1,050		(37,015)
Series-Sauce On Side	Sauce On Side	-	-	-	-
Series-Shake It Up Baby	Shake It Up Baby	-	325	-	(3,988)
Series-Sigesmund	Sigesmund	20	514	867	(8,358)
Series-Silverpocketsfull 19	Iron Works	-		(34,850)
Series-Social Dilemma	Social Dilemma	59,474	-	(59,070)	(1,275)
Series-Soul Beam	Soul Beam	-	-	-	-
Series-Speightstown Belle 19	Ancient Royalty	-	-	(11,028)	(10,361)
Series-Squared Straight	Squared Straight	2,048	4,016	(3,961)	(18,823)
Series-Storm Shooter	Storm Shooter	28,640	47,320	(51,519)	(64,157)
Series-Street Band	Street Band	-	51,359	-	(3,316)
Series-Sunny 18	Solar Strike	-	-	(20,359)	(38,038)
Series-Sweet Sweet Annie 19	In Due Time	34,500		(48,637)
Series-Swiss Minister	Swiss Minister	-	-	-	-
Series-Takeo Squared	Takeo Squared	-	-	-	-
Series-Tapitry 19	Infinite Empire	7,175	-	(25,444)	(15,373)
Series-Tavasco Road	Tavasco Road	-	-	-	-
Series-Tell All 19	Walk the Talk	-		(25,158)
Series-Tell the Duchess 19	Duke of Love	51,355		(55,262)
Series-The Filly Four	The Filly Four	271,309	38,000	(218,243)	(202,319)
Series-Thirteen Stripes	Thirteen Stripes	38,498	-	(59,093)	(31,310)
Series-Tizamagician	Tizamagician	325,800	58,923	(140,622)	(55,992)
Series-Tufnel	Tufnel	-		(13,446)
Series-Two Trail Sioux 17	Annahilate	-	-	(4,654)	(21,226)
Series-Two Trail Sioux 17K	Two Trail Sioux 17K	-	-	(1,541)	60
Series-Utalknboutpractice	Utalknboutpractice	-	10,200	-	(11,190)
Series-Vertical Threat	Vertical Threat	54,840	112,110	(70,755)	(77,095)

100

Series-Vow	Vow	12,600		(42,555)
Series-War Safe	War Safe	-		(21,030)
Series-Wayne O	Wayne O	2,140	2,051	(5,934)	(32,080)
Series-Who Runs the World	Who Runs the World	-		(14,819)
Series-Who'sbeeninmybed 19	Micro Share	4,284		(32,095)
Series-Without Delay	Golden Quality	-		(18,929)
Series-Wonder Upon a Star 19	Star Six Nine	-		(35,230)
Series-Yes This Time	Yes This Time	396,425	-	(168,276)	(1,472)
Series-You Make Luvin Fun 19	Magical Ways	-		(28,383)
Series-Zestful	Zestful	-	-	-	-
Totals		$2,608,565	$1,455,916	$(4,362,914)	$(1,805,350)

_____________________

(1)	On April 2, 2021, the Series Action Bundle Offering was terminated prior to any securities being offered.
(2)	On April 2, 2021, the Series Motion Emotion Offering was terminated prior to any securities being offered.

Operating Expenses

Since its formation in December 2016, the Company’s efforts have been focused on the development of the offering and marketing for fundraising. The Company commenced its planned principal operations in 2018. During the twelve-month periods ended December 31, 2021, and December 31, 2020, the Company incurred $7,917,288 and $4,832,257, respectively, an increase of $3,085,031 related to general and administrative fees, management fees and depreciation. The increase was primarily driven by increased costs from the Company’s investment in new Underlying Assets.

Operating Expenses for the Company including all of the Series for the twelve-month periods ended December 31, 2021, and December 31, 2020, are as follows:

Total Operating Expenses
	31-Dec-21	31-Dec-20	Difference	Change
General and Administrative	$374,367	$237,678	$136,689	58%
Management Fees	1,949,857	1,917,883	31,974	2%
Depreciation	5,593,064	2,676,696	2,916,368	109%
Total:	$7,917,288	$4,832,257	$3,085,031	64%

101

Operating Expenses - Overview

During the twelve-month periods ended December 31, 2021, and December 31, 2020, at the close of the respective offerings for the Series listed in the table below, each individual Series became responsible for operating expenses. All operating expenses are incurred on the books by the Series. The operating expenses for each Series are as follows:

		Operating Expenses
Series-Series Name	Underlying Asset	31-Dec-21	31-Dec-20
Series-Action Bundle (1)	Action Bundle	$59,782	$4,400
Series-Amandrea	Amandrea	21,792	47,845
Series-Ambleside Park 19	Lookwhogotlucky	21,407	19,417
Series-Amers	Amers	–	–
Series-Apple Down Under 19	Howboutdemapples	26,205	22,587
Series-Ari the Adventurer 19	Kanthari	150,235	–
Series-Athenian Beauty 19	Quantum Theory	20,623	19,298
Series-Authentic	Authentic	1,665,668	1,234,060
Series-Awe Hush 19	Can't Hush This	71,600	65,563
Series-Balletic	Balletic	98,523	–
Series-Bella Chica	Bella Chica	10,633	13,901
Series-Big Mel	Big Mel	133,340	224,846
Series-Black Escort 19	Halofied	21,480	–
Series-Bullion	Bullion	–	(2,758
Series-Cable Boss	Cable Boss	75,127	–
Series-Cairo Kiss	Cairo Kiss	–	10,025
Series-Carrothers	Carrothers	158,037	–
Series-Cayala 19	Provocateur	90,922	82,785
Series-Chad Brown Bundle	Chad Brown Bundle	46,871	–
Series-Classic Cut	Classic Cut	112,694	–
Series-Classofsixtythree 19	Sixtythreecaliber	47,267	43,503
Series-Co Cola 19	Search Engine	164,017	–
Series-Collusion Illusion	Collusion Illusion	192,246	146,741
Series-Consecrate 19	Sacred Beauty	16,892	15,105
Series-Courtisane 19	Tap the Gavel	135,087	–
Series-Daddy's Joy	Daddy's Joy	20,005	21,374
Series-Dancing Crane	Dancing Crane	43,987	–
Series-Daring Dancer 20	Daring Dancer 20	6,456	–
Series-De Mystique 17	Dancing Destroyer	–	7,944
Series-Deep Cover	Deep Cover	33,517	49,904
Series-Demogorgon	Demogorgon	25,319	–
Series-Desire Street 19	Always Hopeful	51,934	–
Series-Echo Warrior 19	Hero Status	85,254	–
Series-Escape Route	Escape Route	18,143	13,545
Series-Exonerated 19	Above Suspicion	29,175	37,264
Series-Frosted Oats	Frosted Oats	38,959	43,653
Series-Future Stars Stable	Future Stars Stable	124,219	108,743
Series-Going to Vegas	Going to Vegas	184,242	–
Series-Got Stormy	Got Stormy	71,323	9,673
Series-Grand Traverse Bay 19	Cornice Traverse	90,110	–
Series-Grand Traverse Bay 20	Grand Traverse Bay 20	5,376	–

102

Series-Into Summer 19	Malibu Mayhem	63,507	–
Series-Just Louise 19	Forbidden Kingdom	61,184	53,030
Series-Keertana 18	American Heiress	110,311	161,445
Series-Kiana's Love	Kiana's Love	–	5,125
Series-Kichiro	Kichiro	931	9,587
Series-Lane Way	Lane Way	138,604	209,752
Series-Latte Da 19	Inalattetrouble	39,480	26,646
Series-Lazy Daisy	Lazy Daisy	–	39,077
Series-Lost Empire 19	Laforgia	84,899	80,152
Series-Madarnas	Madarnas	–	–
Series-Major Implications	Major Implications	–	–
Series-Man Among Men	Man Among Men	54,800	50,602
Series-Margaret Reay 19	A Mo Reay	65,269	55,216
Series-Margarita Friday 19	Straight No Chaser	28,116	–
Series-Martita Sangrita 17	Carpe Vinum	45,213	49,530
Series-Mayan Milagra 19	Tepeu	48,339	–
Series-Midnight Sweetie 19	Dolce Notte	30,200	27,574
Series-Miss Puzzle	Miss Puzzle	6,023	7,494
Series-Miss Sakamoto	Miss Sakamoto	81,693	–
Series-Mo Mischief	Mo Mischief	67,929	126,338
Series-Monomoy Girl	Monomoy Girl	92,430	22,374
Series-Moonless Sky	Moonless Sky	–	1,987
Series-Motion Emotion (2)	Motion Emotion	15,055	2,215
Series-Mrs Whistler	Mrs Whistler	54,414	–
Series-Naismith	Naismith	56,760	74,657
Series-National Road	National Road	14,129	–
Series-New York Claiming Package	New York Claiming Package	–	(11,589)
Series-Night of Idiots	Night of Idiots	–	2,870
Series-Nileist	Nileist	–	–
Series-Noble Goddess	Noble Goddess	–	6,916
Series-NY Exacta	NY Exacta	79,778	107,220
Series-Our Miss Jones 19	Celebrity News	18,083	–
Series-Palace Foal	Palace Foal	4,769	3,902
Series-Popular Demand	Popular Demand	48,320	75,462
Series-Power Up Paynter	Power Up Paynter	20,748	27,890
Series-Queen Amira 19	Regal Rebel	79,597	–
Series-Race Hunter 19	Chasing Time	156,451	–
Series-Rosie's Alibi	Rosie's Alibi	195,534	–
Series-Salute to America	Salute to America	61,710	–
Series-Sauce On Side	Sauce On Side	–	–
Series-Shake It Up Baby	Shake It Up Baby	–	620
Series-Sigesmund	Sigesmund	–	8,064
Series-Silverpocketsfull 19	Iron Works	142,657	–
Series-Social Dilemma	Social Dilemma	25,485	2,953
Series-Soul Beam	Soul Beam	–	–
Series-Speightstown Belle 19	Ancient Royalty	11,130	29,271
Series-Squared Straight	Squared Straight	2,272	11,325

103

Series-Storm Shooter	Storm Shooter	67,114	92,199
Series-Street Band	Street Band	–	25,356
Series-Sunny 18	Solar Strike	40,082	95,630
Series-Sweet Sweet Annie 19	In Due Time	42,035	–
Series-Swiss Minister	Swiss Minister	–	–
Series-Takeo Squared	Takeo Squared	–	–
Series-Tapitry 19	Infinite Empire	55,518	50,602
Series-Tavasco Road	Tavasco Road	–	–
Series-Tell All 19	Walk the Talk	40,934	–
Series-Tell the Duchess 19	Duke of Love	54,822	–
Series-The Filly Four	The Filly Four	551,197	703,495
Series-Thirteen Stripes	Thirteen Stripes	42,678	58,881
Series-Tizamagician	Tizamagician	75,395	49,504
Series-Tufnel	Tufnel	63,592	–
Series-Two Trail Sioux 17	Annahilate	5,058	34,600
Series-Two Trail Sioux 17K	Two Trail Sioux 17K	4,282	19,968
Series-Utalknboutpractice	Utalknboutpractice	–	6,144
Series-Vertical Threat	Vertical Threat	44,348	36,201
Series-Vow	Vow	92,574	–
Series-War Safe	War Safe	34,815	–
Series-Wayne O	Wayne O	11,158	152,554
Series-Who Runs the World	Who Runs the World	69,514	–
Series-Who'sbeeninmybed 19	Micro Share	118,967	–
Series-Without Delay	Golden Quality	32,033	–
Series-Wonder Upon a Star 19	Star Six Nine	100,200	–
Series-Yes This Time	Yes This Time	90,124	–
Series-You Make Luvin Fun 19	Magical Ways	106,565	–
Series-Zestful	Zestful	–	–
Totals		$7,917,288	$4,832,257

_______________________

(1)	On April 2, 2021, the Series Action Bundle Offering was terminated prior to any securities being offered.
(2)	On April 2, 2021, the Series Motion Emotion Offering was terminated prior to any securities being offered.

104

Operating Expenses – General and Administrative

For the twelve-month periods ended December 31, 2021, and December 31, 2020, the Company incurred general and administrative fees of $374,367 and $237,678, respectively, an increase of $136,689. This is due to an increase in the minimum annual General and Administrative expense that is incurred by each Series. In addition, many of the horses that incurred expenses in the prior period incurred a subsequent fee in the current period. The expense increases based on the size of the overall offering. These increases in offerings combined with larger offerings contributed to an overall increase in the general and administrative expense for the Company for the period ending December 31, 2021 relative to the prior period.

The general and administrative fees incurred on a series-by-series basis as of December 31, 2021, and December 31, 2020 are as follows:

		General and Administrative Fees
Series-Series Name	Underlying Asset	31-Dec-21	31-Dec-20
Series-Action Bundle (1)	Action Bundle	$2,400	$4,350
Series-Amandrea	Amandrea	825	1,816
Series-Ambleside Park 19	Lookwhogotlucky	5,600	2,400
Series-Amers	Amers	-	-
Series-Apple Down Under 19	Howboutdemapples	5,200	2,400
Series-Ari the Adventurer 19	Kanthari	6,025	-
Series-Athenian Beauty 19	Quantum Theory	5,600	2,400
Series-Authentic	Authentic	8,970	12,180
Series-Awe Hush 19	Can't Hush This	5,600	2,400
Series-Balletic	Balletic	3,000	-
Series-Bella Chica	Bella Chica	2,300	1,788
Series-Big Mel	Big Mel	800	3,100
Series-Black Escort 19	Halofied	-	-
Series-Bullion	Bullion	-	(1,213)
Series-Cable Boss	Cable Boss	3,000	-
Series-Cairo Kiss	Cairo Kiss	-	2,900
Series-Carrothers	Carrothers	6,625	-
Series-Cayala 19	Provocateur	8,000	3,200
Series-Chad Brown Bundle	Chad Brown Bundle	1,200	-
Series-Classic Cut	Classic Cut	3,000	-
Series-Classofsixtythree 19	Sixtythreecaliber	5,600	2,400
Series-Co Cola 19	Search Engine	5,575	-
Series-Collusion Illusion	Collusion Illusion	8,800	1,800
Series-Consecrate 19	Sacred Beauty	5,600	2,400
Series-Courtisane 19	Tap the Gavel	5,425	-
Series-Daddy's Joy	Daddy's Joy	2,300	3,100
Series-Dancing Crane	Dancing Crane	800	-
Series-Daring Dancer 20	Daring Dancer 20	1,600	-

105

Series-De Mystique 17	Dancing Destroyer	-	1,725
Series-Deep Cover	Deep Cover	2,500	2,500
Series-Demogorgon	Demogorgon	175	-
Series-Desire Street 19	Always Hopeful	3,200	-
Series-Echo Warrior 19	Hero Status	6,800	-
Series-Escape Route	Escape Route	800	-
Series-Exonerated 19	Above Suspicion	5,600	2,400
Series-Frosted Oats	Frosted Oats	8,000	3,200
Series-Future Stars Stable	Future Stars Stable	8,000	3,200
Series-Going to Vegas	Going to Vegas	8,000	-
Series-Got Stormy	Got Stormy	14,100	9,673
Series-Grand Traverse Bay 19	Cornice Traverse	3,625	-
Series-Grand Traverse Bay 20	Grand Traverse Bay 20	1,600	-
Series-Into Summer 19	Malibu Mayhem	4,400	-
Series-Just Louise 19	Forbidden Kingdom	5,600	2,400
Series-Keertana 18	American Heiress	2,300	3,100
Series-Kiana's Love	Kiana's Love	-	3,140
Series-Kichiro	Kichiro	-	3,100
Series-Lane Way	Lane Way	3,800	3,800
Series-Latte Da 19	Inalattetrouble	7,200	3,200
Series-Lazy Daisy	Lazy Daisy	-	4,100
Series-Lost Empire 19	Laforgia	8,000	3,200
Series-Madarnas	Madarnas	-	-
Series-Major Implications	Major Implications	-	-
Series-Man Among Men	Man Among Men	5,600	2,400
Series-Margaret Reay 19	A Mo Reay	5,600	2,400
Series-Margarita Friday 19	Straight No Chaser	4,000	-
Series-Martita Sangrita 17	Carpe Vinum	2,300	3,100
Series-Mayan Milagra 19	Tepeu	-	-
Series-Midnight Sweetie 19	Dolce Notte	5,600	2,400
Series-Miss Puzzle	Miss Puzzle	2,681	3,100
Series-Miss Sakamoto	Miss Sakamoto	5,425	-
Series-Mo Mischief	Mo Mischief	2,550	2,500
Series-Monomoy Girl	Monomoy Girl	4,200	22,374
Series-Moonless Sky	Moonless Sky	-	1,718
Series-Motion Emotion (2)	Motion Emotion	1,200	2,215
Series-Mrs. Whistler	Mrs. Whistler	3,600	-
Series-Naismith	Naismith	5,662	5,938
Series-National Road	National Road	800	-
Series-New York Claiming Package	New York Claiming Package	-	1,693

106

Series-Night of Idiots	Night of Idiots	-	1,255
Series-Nileist	Nileist	-	-
Series-Noble Goddess	Noble Goddess	-	2,400
Series-NY Exacta	NY Exacta	3,931	6,069
Series-Our Miss Jones 19	Celebrity News	3,625	-
Series-Palace Foal	Palace Foal	-	-
Series-Popular Demand	Popular Demand	5,800	5,800
Series-Power Up Paynter	Power Up Paynter	1,550	3,100
Series-Queen Amira 19	Regal Rebel	3,225	-
Series-Race Hunter 19	Chasing Time	5,575	-
Series-Rosie's Alibi	Rosie's Alibi	3,000	-
Series-Salute to America	Salute to America	3,225	-
Series-Sauce On Side	Sauce On Side	-	-
Series-Shake It Up Baby	Shake It Up Baby	-	-
Series-Sigesmund	Sigesmund	-	3,100
Series-Silverpocketsfull 19	Iron Works	6,200	-
Series-Social Dilemma	Social Dilemma	6,763	2,215
Series-Soul Beam	Soul Beam	-	-
Series-Speightstown Belle 19	Ancient Royalty	2,000	2,400
Series-Squared Straight	Squared Straight	800	3,900
Series-Storm Shooter	Storm Shooter	4,250	5,800
Series-Street Band	Street Band	-	12,426
Series-Sunny 18	Solar Strike	800	3,140
Series-Sweet Sweet Annie 19	In Due Time	-	-
Series-Swiss Minister	Swiss Minister	-	-
Series-Takeo Squared	Takeo Squared	-	-
Series-Tapitry 19	Infinite Empire	5,600	2,400
Series-Tavasco Road	Tavasco Road	-	-
Series-Tell All 19	Walk the Talk	800	-
Series-Tell the Duchess 19	Duke of Love	3,200	-
Series-The Filly Four	The Filly Four	7,198	7,602
Series-Thirteen Stripes	Thirteen Stripes	6,600	5,000
Series-Tizamagician	Tizamagician	2,300	3,100
Series-Tufnel	Tufnel	3,000	-
Series-Two Trail Sioux 17	Annahilate	800	3,100
Series-Two Trail Sioux 17K	Two Trail Sioux 17K	800	10,975
Series-Utalknboutpractice	Utalknboutpractice	-	2,450
Series-Vertical Threat	Vertical Threat	20,163	3,100
Series-Vow	Vow	3,775	-
Series-War Safe	War Safe	2,400	-
Series-Wayne O	Wayne O	(750)	2,350
Series-Who Runs the World	Who Runs the World	3,175	-
Series-Who'sbeeninmybed 19	Micro Share	6,200	-

107

Series-Without Delay	Golden Quality	-	-
Series-Wonder Upon a Star 19	Star Six Nine	6,175	-
Series-Yes This Time	Yes This Time	-	-
Series-You Make Luvin Fun 19	Magical Ways	5,425	-
Series-Zestful	Zestful	-	-
Totals		$374,367	$237,678

_______________________

(1)	On April 2, 2021, the Series Action Bundle Offering was terminated prior to any securities being offered.
(2)	On April 2, 2021, the Series Motion Emotion Offering was terminated prior to any securities being offered.

Operating Expenses – Management Fee

For the twelve-month periods ended December 31, 2021, and December 31, 2020, the Company incurred Management Fee expenses of $1,949,857 and $1,917,883, respectively, an increase of $31,974. The increase is due primarily to the quantity and value of the overall offerings during the current period relative to the prior period. In addition, the increase in offerings combined with higher race earnings during the current period contributed to the increase from the prior period.

The Management Fee expenses on a series-by-series basis as of December 31, 2021, and December 31, 2020 are as follows:

		Management Fee
Series-Series Name	Underlying Asset	31-Dec-20	31-Dec-20
Series-Action Bundle (1)	Action Bundle	$57,382	$50
Series-Amandrea	Amandrea	475	7,529
Series-Ambleside Park 19	Lookwhogotlucky	90	12,608
Series-Amers	Amers	-	-
Series-Apple Down Under 19	Howboutdemapples	1,505	15,570
Series-Ari the Adventurer 19	Kanthari	65,025	-
Series-Athenian Beauty 19	Quantum Theory	23	12,690
Series-Authentic	Authentic	-	468,750
Series-Awe Hush 19	Can't Hush This	-	44,280
Series-Balletic	Balletic	33,708	-
Series-Bella Chica	Bella Chica	-	3,780
Series-Big Mel	Big Mel	-	51,580
Series-Black Escort 19	Halofied	8,850	-
Series-Bullion	Bullion	-	(1,788)
Series-Cable Boss	Cable Boss	33,596	-
Series-Cairo Kiss	Cairo Kiss	-	-
Series-Carrothers	Carrothers	60,909	-
Series-Cayala 19	Provocateur	922	55,897
Series-Chad Brown Bundle	Chad Brown Bundle	-	-
Series-Classic Cut	Classic Cut	76,500	-

108

Series-Classofsixtythree 19	Sixtythreecaliber	-	28,950
Series-Co Cola 19	Search Engine	81,337	-
Series-Collusion Illusion	Collusion Illusion	113	113,400
Series-Consecrate 19	Sacred Beauty	360	9,608
Series-Courtisane 19	Tap the Gavel	74,025	-
Series-Daddy's Joy	Daddy's Joy	1,707	2,276
Series-Dancing Crane	Dancing Crane	18,480	-
Series-Daring Dancer 20	Daring Dancer 20	-	-
Series-De Mystique 17	Dancing Destroyer	-	1,028
Series-Deep Cover	Deep Cover	3,850	26,400
Series-Demogorgon	Demogorgon	19,660	-
Series-Desire Street 19	Always Hopeful	30,538	-
Series-Echo Warrior 19	Hero Status	33,643	-
Series-Escape Route	Escape Route	3,210	10,392
Series-Exonerated 19	Above Suspicion	-	20,787
Series-Frosted Oats	Frosted Oats	1,261	25,830
Series-Future Stars Stable	Future Stars Stable	2,844	74,168
Series-Going to Vegas	Going to Vegas	87,120	-
Series-Got Stormy	Got Stormy	57,223	-
Series-Grand Traverse Bay 19	Cornice Traverse	50,400	-
Series-Grand Traverse Bay 20	Grand Traverse Bay 20	-	-
Series-Into Summer 19	Malibu Mayhem	37,179	-
Series-Just Louise 19	Forbidden Kingdom	4,584	34,762
Series-Keertana 18	American Heiress	61	36,795
Series-Kiana's Love	Kiana's Love	-	-
Series-Kichiro	Kichiro	-	1,320
Series-Lane Way	Lane Way	4,007	86,054
Series-Latte Da 19	Inalattetrouble	-	21,525
Series-Lazy Daisy	Lazy Daisy	-	27
Series-Lost Empire 19	Laforgia	399	53,151
Series-Madarnas	Madarnas	-	-
Series-Major Implications	Major Implications	-	-
Series-Man Among Men	Man Among Men	-	33,579
Series-Margaret Reay 19	A Mo Reay	5,002	37,023
Series-Margarita Friday 19	Straight No Chaser	150	-
Series-Martita Sangrita 17	Carpe Vinum	588	3,588
Series-Mayan Milagra 19	Tepeu	23,080	-
Series-Midnight Sweetie 19	Dolce Notte	-	18,204
Series-Miss Puzzle	Miss Puzzle	-	(63)
Series-Miss Sakamoto	Miss Sakamoto	39,844	-
Series-Mo Mischief	Mo Mischief	3,046	56,889
Series-Monomoy Girl	Monomoy Girl	88,230	-

109

Series-Moonless Sky	Moonless Sky	-	-
Series-Motion Emotion (2)	Motion Emotion	13,855	-
Series-Mrs. Whistler	Mrs. Whistler	31,462	-
Series-Naismith	Naismith	1,098	45,600
Series-National Road	National Road	-	-
Series-New York Claiming Package	New York Claiming Package	-	1,511
Series-Night of Idiots	Night of Idiots	-	684
Series-Nileist	Nileist	-	-
Series-Noble Goddess	Noble Goddess	-	-
Series-NY Exacta	NY Exacta	4,180	68,400
Series-Our Miss Jones 19	Celebrity News	-	-
Series-Palace Foal	Palace Foal	-	-
Series-Popular Demand	Popular Demand	-	36,720
Series-Power Up Paynter	Power Up Paynter	650	4,790
Series-Queen Amira 19	Regal Rebel	50,065	-
Series-Race Hunter 19	Chasing Time	89,938	-
Series-Rosie's Alibi	Rosie's Alibi	106,092	-
Series-Salute to America	Salute to America	41,055	-
Series-Sauce On Side	Sauce On Side	-	-
Series-Shake It Up Baby	Shake It Up Baby	-	403
Series-Sigesmund	Sigesmund	-	2,085
Series-Silverpocketsfull 19	Iron Works	68,085	-
Series-Social Dilemma	Social Dilemma	18,723	-
Series-Soul Beam	Soul Beam	-	-
Series-Speightstown Belle 19	Ancient Royalty	-	18,765
Series-Squared Straight	Squared Straight	-	(75)
Series-Storm Shooter	Storm Shooter	2,864	52,732
Series-Street Band	Street Band	-	56
Series-Sunny 18	Solar Strike	-	23,980
Series-Sweet Sweet Annie 19	In Due Time	20,220	-
Series-Swiss Minister	Swiss Minister	-	-
Series-Takeo Squared	Takeo Squared	-	-
Series-Tapitry 19	Infinite Empire	718	33,579
Series-Tavasco Road	Tavasco Road	-	-
Series-Tell All 19	Walk the Talk	18,156	-
Series-Tell the Duchess 19	Duke of Love	33,102	-
Series-The Filly Four	The Filly Four	27,131	202,574
Series-Thirteen Stripes	Thirteen Stripes	3,850	34,350
Series-Tizamagician	Tizamagician	32,580	5,892
Series-Tufnel	Tufnel	47,830	-
Series-Two Trail Sioux 17	Annahilate	-	6,750
Series-Two Trail Sioux 17K	Two Trail Sioux 17K	-	743

110

Series-Utalknboutpractice	Utalknboutpractice	-	225
Series-Vertical Threat	Vertical Threat	5,484	11,274
Series-Vow	Vow	54,933	-
Series-War Safe	War Safe	15,308	-
Series-Wayne O	Wayne O	214	205
Series-Who Runs the World	Who Runs the World	24,305	-
Series-Who'sbeeninmybed 19	Micro Share	57,038	-
Series-Without Delay	Golden Quality	15,200	-
Series-Wonder Upon a Star 19	Star Six Nine	55,500	-
Series-Yes This Time	Yes This Time	56,433	-
Series-You Make Luvin Fun 19	Magical Ways	42,863	-
Series-Zestful	Zestful	-	-
Totals		$1,949,857	$1,917,883

________________________

(1)	On April 2, 2021, the Series Action Bundle Offering was terminated prior to any securities being offered.
(2)	On April 2, 2021, the Series Motion Emotion Offering was terminated prior to any securities being offered.

Operating Expenses – Depreciation

For the twelve-month periods ended December 31, 2021, and December 31, 2020, the depreciation was $5,593,064 and $2,676,696, respectively, an increase of $2,916,368. The increase is due to both the quantity and the value of the overall assets increased from the period ending December 31, 2021. This is primarily attributed to the Company acquiring an increase in higher valued horses in the current period than in the previous period. The method of calculating depreciation remained unchanged during the current period.

The depreciation on a series-by-series basis as of December 31, 2021, and December 31, 2020 are as follows:

		Depreciation
Series-Series Name	Underlying Asset	31-Dec-21	31-Dec-20
Series-Action Bundle (1)	Action Bundle	$-	$-
Series-Amandrea	Amandrea	20,492	38,500
Series-Ambleside Park 19	Lookwhogotlucky	15,717	4,409
Series-Amers	Amers	-	-
Series-Apple Down Under 19	Howboutdemapples	19,500	4,617
Series-Ari the Adventurer 19	Kanthari	79,185	-
Series-Athenian Beauty 19	Quantum Theory	15,000	4,208
Series-Authentic	Authentic	1,656,698	753,129
Series-Awe Hush 19	Can't Hush This	66,000	18,883
Series-Balletic	Balletic	61,815	-
Series-Bella Chica	Bella Chica	8,333	8,333
Series-Big Mel	Big Mel	132,540	170,166
Series-Black Escort 19	Halofied	12,630	-
Series-Bullion	Bullion	-	241
Series-Cable Boss	Cable Boss	38,531	-

111

Series-Cairo Kiss	Cairo Kiss	-	7,124
Series-Carrothers	Carrothers	90,502	-
Series-Cayala 19	Provocateur	82,000	23,689
Series-Chad Brown Bundle	Chad Brown Bundle	45,671	-
Series-Classic Cut	Classic Cut	33,194	-
Series-Classofsixtythree 19	Sixtythreecaliber	41,667	12,153
Series-Co Cola 19	Search Engine	77,105	-
Series-Collusion Illusion	Collusion Illusion	183,333	31,541
Series-Consecrate 19	Sacred Beauty	10,932	3,097
Series-Courtisane 19	Tap the Gavel	55,637	-
Series-Daddy's Joy	Daddy's Joy	15,998	15,998
Series-Dancing Crane	Dancing Crane	24,707	-
Series-Daring Dancer 20	Daring Dancer 20	4,856	-
Series-De Mystique 17	Dancing Destroyer	-	5,191
Series-Deep Cover	Deep Cover	27,167	21,004
Series-Demogorgon	Demogorgon	5,484	-
Series-Desire Street 19	Always Hopeful	18,196	-
Series-Echo Warrior 19	Hero Status	44,811	-
Series-Escape Route	Escape Route	14,133	3,153
Series-Exonerated 19	Above Suspicion	23,575	14,077
Series-Frosted Oats	Frosted Oats	29,698	14,623
Series-Future Stars Stable	Future Stars Stable	113,375	31,375
Series-Going to Vegas	Going to Vegas	89,121	-
Series-Got Stormy	Got Stormy	-	-
Series-Grand Traverse Bay 19	Cornice Traverse	36,085	-
Series-Grand Traverse Bay 20	Grand Traverse Bay 20	3,776	-
Series-Into Summer 19	Malibu Mayhem	21,928	-
Series-Just Louise 19	Forbidden Kingdom	51,000	15,867
Series-Keertana 18	American Heiress	107,950	121,550
Series-Kiana's Love	Kiana's Love	-	1,985
Series-Kichiro	Kichiro	931	5,167
Series-Lane Way	Lane Way	130,797	119,897
Series-Latte Da 19	Inalattetrouble	32,280	1,921
Series-Lazy Daisy	Lazy Daisy	-	34,949
Series-Lost Empire 19	Laforgia	76,500	23,800
Series-Madarnas	Madarnas	-	-
Series-Major Implications	Major Implications	-	-
Series-Man Among Men	Man Among Men	49,200	14,623
Series-Margaret Reay 19	A Mo Reay	54,667	15,793
Series-Margarita Friday 19	Straight No Chaser	23,966	-

112

Series-Martita Sangrita 17	Carpe Vinum	42,325	42,842
Series-Mayan Milagra 19	Tepeu	25,259	-
Series-Midnight Sweetie 19	Dolce Notte	24,600	6,970
Series-Miss Puzzle	Miss Puzzle	3,343	4,457
Series-Miss Sakamoto	Miss Sakamoto	36,424	-
Series-Mo Mischief	Mo Mischief	62,333	66,949
Series-Monomoy Girl	Monomoy Girl	-	-
Series-Moonless Sky	Moonless Sky	-	269
Series-Motion Emotion (2)	Motion Emotion	-	-
Series-Mrs. Whistler	Mrs. Whistler	19,352	-
Series-Naismith	Naismith	50,000	23,118
Series-National Road	National Road	13,329	-
Series-New York Claiming Package	New York Claiming Package	-	(14,055)
Series-Night of Idiots	Night of Idiots	-	931
Series-Nileist	Nileist	-	-
Series-Noble Goddess	Noble Goddess	-	4,516
Series-NY Exacta	NY Exacta	71,667	32,751
Series-Our Miss Jones 19	Celebrity News	14,458	-
Series-Palace Foal	Palace Foal	4,769	3,902
Series-Popular Demand	Popular Demand	42,520	32,942
Series-Power Up Paynter	Power Up Paynter	18,548	20,000
Series-Queen Amira 19	Regal Rebel	26,307	-
Series-Race Hunter 19	Chasing Time	60,937	-
Series-Rosie's Alibi	Rosie's Alibi	86,442	-
Series-Salute to America	Salute to America	17,430	-
Series-Sauce On Side	Sauce On Side	-	-
Series-Shake It Up Baby	Shake It Up Baby	-	217
Series-Sigesmund	Sigesmund	-	2,880
Series-Silverpocketsfull 19	Iron Works	68,372	-
Series-Social Dilemma	Social Dilemma	-	-
Series-Soul Beam	Soul Beam	-	-
Series-Speightstown Belle 19	Ancient Royalty	9,130	8,106
Series-Squared Straight	Squared Straight	1,472	7,500
Series-Storm Shooter	Storm Shooter	60,000	33,667
Series-Street Band	Street Band	-	12,875
Series-Sunny 18	Solar Strike	39,282	68,510
Series-Sweet Sweet Annie 19	In Due Time	21,815	-
Series-Swiss Minister	Swiss Minister	-	-
Series-Takeo Squared	Takeo Squared	-	-
Series-Tapitry 19	Infinite Empire	49,200	14,623

113

Series-Tavasco Road	Tavasco Road	-	-
Series-Tell All 19	Walk the Talk	21,978	-
Series-Tell the Duchess 19	Duke of Love	18,519	-
Series-The Filly Four	The Filly Four	516,868	493,319
Series-Thirteen Stripes	Thirteen Stripes	32,228	19,531
Series-Tizamagician	Tizamagician	40,515	40,515
Series-Tufnel	Tufnel	12,762	-
Series-Two Trail Sioux 17	Annahilate	4,258	24,750
Series-Two Trail Sioux 17K	Two Trail Sioux 17K	3,482	8,250
Series-Utalknboutpractice	Utalknboutpractice	-	3,471
Series-Vertical Threat	Vertical Threat	18,701	21,827
Series-Vow	Vow	33,866	-
Series-War Safe	War Safe	17,107	-
Series-Wayne O	Wayne O	11,694	150,000
Series-Who Runs the World	Who Runs the World	42,034	-
Series-Who'sbeeninmybed 19	Micro Share	55,728	-
Series-Without Delay	Golden Quality	16,833	-
Series-Wonder Upon a Star 19	Star Six Nine	38,525	-
Series-Yes This Time	Yes This Time	33,692	-
Series-You Make Luvin Fun 19	Magical Ways	58,278	-
Series-Zestful	Zestful	-	-
Totals		$5,593,064	$2,676,696

_____________________

(1)	On April 2, 2021, the Series Action Bundle Offering was terminated prior to any securities being offered.
(2)	On April 2, 2021, the Series Motion Emotion Offering was terminated prior to any securities being offered.

Other Expense – Loss on Horse Retirement

For the twelve-month periods ended December 31, 2021, and December 31, 2020, the loss on horse retirement was $677,233 and $113,569, respectively, an increase of $563,664. The increase is due to the timing and the change in remaining net asset value at the close out of the respective Series in the given period.

The loss on horse retirement on a series-by-series basis as of December 31, 2021, and December 31, 2020 are as follows:

Loss on Horse
Series-Series Name	Underlying Asset	31-Dec-21	31-Dec-20
Series-Action Bundle (1)	Action Bundle	$-	$-
Series-Amandrea	Amandrea	42,083	-
Series-Ambleside Park 19	Lookwhogotlucky	-	-
Series-Amers	Amers	-	-
Series-Apple Down Under 19	Howboutdemapples	5,883	-
Series-Ari the Adventurer 19	Kanthari	-	-
Series-Athenian Beauty 19	Quantum Theory	-	-
Series-Authentic	Authentic	-	-

114

Series-Awe Hush 19	Can't Hush This	-	-
Series-Balletic	Balletic	-	-
Series-Bella Chica	Bella Chica	-	-
Series-Big Mel	Big Mel	223,996	-
Series-Black Escort 19	Halofied	-	-
Series-Bullion	Bullion	-	2,425
Series-Cable Boss	Cable Boss	-	-
Series-Cairo Kiss	Cairo Kiss	-	(13,065)
Series-Carrothers	Carrothers	-	-
Series-Cayala 19	Provocateur	-	-
Series-Chad Brown Bundle	Chad Brown Bundle	-	-
Series-Classic Cut	Classic Cut	-	-
Series-Classofsixtythree 19	Sixtythreecaliber	-	-
Series-Co Cola 19	Search Engine	-	-
Series-Collusion Illusion	Collusion Illusion	-	-
Series-Consecrate 19	Sacred Beauty	-	-
Series-Courtisane 19	Tap the Gavel	-	-
Series-Daddy's Joy	Daddy's Joy	-	-
Series-Dancing Crane	Dancing Crane	-	-
Series-Daring Dancer 20	Daring Dancer 20	-	-
Series-De Mystique 17	Dancing Destroyer	-	10,241
Series-Deep Cover	Deep Cover	-	-
Series-Demogorgon	Demogorgon	-	-
Series-Desire Street 19	Always Hopeful	-	-
Series-Echo Warrior 19	Hero Status	-	-
Series-Escape Route	Escape Route	-	-
Series-Exonerated 19	Above Suspicion	-	-
Series-Frosted Oats	Frosted Oats	-	-
Series-Future Stars Stable	Future Stars Stable	(8,500)	-
Series-Going to Vegas	Going to Vegas	-	-
Series-Got Stormy	Got Stormy	-	-
Series-Grand Traverse Bay 19	Cornice Traverse	-	-
Series-Grand Traverse Bay 20	Grand Traverse Bay 20	-	-
Series-Into Summer 19	Malibu Mayhem	-	-
Series-Just Louise 19	Forbidden Kingdom	-	-
Series-Keertana 18	American Heiress	-	-
Series-Kiana's Love	Kiana's Love	-	1,630
Series-Kichiro	Kichiro	4,528	-
Series-Lane Way	Lane Way	-	-
Series-Latte Da 19	Inalattetrouble	-	-
Series-Lazy Daisy	Lazy Daisy	(8,713)	75,739
Series-Lost Empire 19	Laforgia	-	-

115

Series-Madarnas	Madarnas	-	-
Series-Major Implications	Major Implications	-	-
Series-Man Among Men	Man Among Men	-	-
Series-Margaret Reay 19	A Mo Reay	-	-
Series-Margarita Friday 19	Straight No Chaser	-	-
Series-Martita Sangrita 17	Carpe Vinum	-	-
Series-Mayan Milagra 19	Tepeu	-	-
Series-Midnight Sweetie 19	Dolce Notte	-	-
Series-Miss Puzzle	Miss Puzzle	(7,851)	-
Series-Miss Sakamoto	Miss Sakamoto	-	-
Series-Mo Mischief	Mo Mischief	112,968	-
Series-Monomoy Girl	Monomoy Girl	-	-
Series-Moonless Sky	Moonless Sky	-	(3,211)
Series-Motion Emotion (2)	Motion Emotion	-	-
Series-Mrs. Whistler	Mrs. Whistler	-	-
Series-Naismith	Naismith	-	-
Series-National Road	National Road	-	-
Series-New York Claiming Package	New York Claiming Package	-	36,392
Series-Night of Idiots	Night of Idiots	-	(4,544)
Series-Nileist	Nileist	-	-
Series-Noble Goddess	Noble Goddess	-	(6,569)
Series-NY Exacta	NY Exacta	-	-
Series-Our Miss Jones 19	Celebrity News	-	-
Series-Palace Foal	Palace Foal	-	-
Series-Popular Demand	Popular Demand	86,491	-
Series-Power Up Paynter	Power Up Paynter	9,785	-
Series-Queen Amira 19	Regal Rebel	-	-
Series-Race Hunter 19	Chasing Time	-	-
Series-Rosie's Alibi	Rosie's Alibi	-	-
Series-Salute to America	Salute to America	-	-
Series-Sauce On Side	Sauce On Side	-	-
Series-Shake It Up Baby	Shake It Up Baby	-	(2,800)
Series-Sigesmund	Sigesmund	-	1,843
Series-Silverpocketsfull 19	Iron Works	-	-
Series-Social Dilemma	Social Dilemma	-	-
Series-Soul Beam	Soul Beam	-	-
Series-Speightstown Belle 19	Ancient Royalty	(17,236)	-
Series-Squared Straight	Squared Straight	4,153	-
Series-Storm Shooter	Storm Shooter	-	-
Series-Street Band	Street Band	-	23,375
Series-Sunny 18	Solar Strike	119,421	-
Series-Sweet Sweet Annie 19	In Due Time	-	-

116

Series-Swiss Minister	Swiss Minister	-	-
Series-Takeo Squared	Takeo Squared	-	-
Series-Tapitry 19	Infinite Empire	-	-
Series-Tavasco Road	Tavasco Road	-	-
Series-Tell All 19	Walk the Talk	-	-
Series-Tell the Duchess 19	Duke of Love	-	-
Series-The Filly Four	The Filly Four	29,870	-
Series-Thirteen Stripes	Thirteen Stripes	-	-
Series-Tizamagician	Tizamagician	-	-
Series-Tufnel	Tufnel	-	-
Series-Two Trail Sioux 17	Annahilate	28,742	-
Series-Two Trail Sioux 17K	Two Trail Sioux 17K	7,518	-
Series-Utalknboutpractice	Utalknboutpractice	-	(7,887)
Series-Vertical Threat	Vertical Threat	(169,211)	-
Series-Vow	Vow	-	-
Series-War Safe	War Safe	-	-
Series-Wayne O	Wayne O	213,306	-
Series-Who Runs the World	Who Runs the World	-	-
Series-Who'sbeeninmybed 19	Micro Share	-	-
Series-Without Delay	Golden Quality	-	-
Series-Wonder Upon a Star 19	Star Six Nine	-	-
Series-Yes This Time	Yes This Time	-	-
Series-You Make Luvin Fun 19	Magical Ways	-	-
Series-Zestful	Zestful	-	-
Totals		$677,233	$113,569

_____________________

(1)	On April 2, 2021, the Series Action Bundle Offering was terminated prior to any securities being offered.
(2)	On April 2, 2021, the Series Motion Emotion Offering was terminated prior to any securities being offered.

As a result, the Company’s aggregate net loss across all series for the twelve-month periods ended December 31, 2021, and December 31, 2020 was $10,308,528 and $5,330,249, respectively.

Liquidity and Capital Resources – For the Years Ended December 31, 2021 and 2020

During the years ended December 31, 2021 and 2020, the Company has relied on advances from founders, raising capital to fund its operations and the issuance of securities under Regulation A offerings, as well as under an intrastate permit and Regulation D offering as sources of capital. The funds raised supported the repayment of manager’s loans (advanced to obtain Underlying Assets), accrue management fees and set aside cash held by the manager as horse reserve accounts to cover certain horse expenses. Additionally, the Company acquired one Underlying Asset through a loan from a strategic vendor partner.

117

Of the horses that were part of an offering as of December 31, 2021 that have not yet started racing and thus potential revenue-generating activities, the Company anticipates they will begin racing as follows:

Name of Series	Target for Revenue Generation
Series-Ari the Adventurer 19	Sep-22
Series-Balletic	Sep-22
Series-Awe Hush 19
Series-Cable Boss	Nov-22
Series-Chad Brown Bundle	Sep-22
Series-Classic Cut	Oct-22
Series-Classofsixtythree 19
Series-Daring Dancer 20	Oct-22
Series-Echo Warrior 19	Apr-22
Series-Exonerated 19	Jul-22
Series-Grand Traverse Bay 20	Sep-22
Series-Halofied	Jun-22
Series-Into Summer 19
Series-Latte Da 19	May-22
Series-Lost Empire 19	Apr-22
Series-Man Among Men	Jul-22
Series-Margarita Friday 19	Sep-22
Series-Mayan Milagra 19
Series-Midnight Sweetie 19	Retired
Series-Miss Sakamoto
Series-Mrs. Whistler	Apr-22
Series-National Road	May-22
Series-Palace Foal	N/A
Series-Rosie's Alibi	Sep-22
Series-Silverpocketsfull 19
Series-Tell All 19	Sep-22
Series-Tufnel	Aug-22
Series-War Safe	Apr-22
Series-Who Runs the World	Oct-22
Series-Without Delay	Apr-22
Series-Wonder Upon a Star 19	retired
Series-You Make Luvin Fun 19	Sep-22

The Company anticipates such horses will begin racing and, thus, potentially generating revenue as early as the above dates, which should allow such Series to maintain an ongoing reserve for Operating Expenses without the need to raise additional capital. Should such Underlying Asset need more time than anticipated in training or fails to generate sufficient revenues as expected, the Manager may loan the Series money from time-to-time to cover its Operating Expenses. The Company has purchased insurance for such Underlying Assets.

118

The Company (if viewed as if it were a separate and distinct entity apart from its Series) will not have much, if any, need for cash reserves and, instead, each Series will have liquidity needs that are built into Operating Expense reserves and covered by future revenue-generating activities. Specifically, it is the intent of the Company to reserve Operating Expenses, including Upkeep Fees, at the outset of an offering sufficient to maintain the Underlying Asset without the need to raise additional capital for such Series. The Company intends to rely on revenue generated from such Underlying Asset to provide ongoing working capital needed to fund the Operating Expenses of each such Series thereafter. Further, in the event that a Series is not fully subscribed, or needs additional funding beyond the Operating Expense reserves, (i) the Manager and/or its affiliates may exercise their right to purchase interests in the Series on the same terms and conditions as the investors, (ii) if such Underlying Asset was originally acquired by the Company or an affiliate pursuant to a Profit Participation Convertible Promissory Note or similar instrument, such party may exercise its conversion rights, and/or (iii) the Series may obtain a loan from the Manager, affiliates or third parties to obtain sufficient working capital to operate the underlying asset.

During the next 12 months, the Company intends to fund its operations, including those of its Series with funding from a Regulation A offering campaign, loans from its manager and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. The financial statements and related notes thereto included in this Annual Report do not include any adjustments that might result from these uncertainties.

Horse Reserve Funds

During the twelve-month periods ended December 31, 2021, and December 31, 2020, the Company had a total of $3,668,322 and $1,470,649, respectively, in reserve funds held by the Manager for each series of an Underlying Asset as outlined below.

As of December 31, 2021, the Company’s positions of borrowings and amounts owed to it by the Manager are as follows:

Series-Series Name	Underlying Asset	Horse reserve account owed to/(by) Series	(Horse acquisition loans owed to Manager)	Net amount owed to/(by) Series	Horse Reserves to Last Through
Series-Action Bundle (1)	Action Bundle	-	-	-	-
Series-Amandrea	Amandrea	-	-	-	-
Series-Ambleside Park 19	Lookwhogotlucky	12,298	-	12,298	3/31/2022
Series-Amers	Amers	-	-	-	-
Series-Apple Down Under 19	Howboutdemapples	15,715	-	15,715	3/31/2022
Series-Ari the Adventurer 19	Kanthari	38,119	-	38,119	6/30/2022
Series-Athenian Beauty 19	Quantum Theory	14,634	-	14,634	3/31/2022
Series-Authentic	Authentic	(275,776)	-	(275,776)	-
Series-Awe Hush 19	Can't Hush This	25,063	-	25,063	6/30/2022
Series-Balletic	Balletic	181,899	(488,988)	(307,089)	12/31/2023
Series-Bella Chica	Bella Chica	(16,506)	-	(16,506)	-
Series-Big Mel	Big Mel	-	-	-	-
Series-Black Escort 19	Halofied	2,691	(22,050)	(19,359)	-
Series-Bullion	Bullion	-	-	-	-
Series-Cable Boss	Cable Boss	109,777	(230,118)	(120,341)	12/31/2023
Series-Cairo Kiss	Cairo Kiss	-	-	-	-
Series-Carrothers	Carrothers	54,026	(93,061)	(39,036)	12/31/2022
Series-Cayala 19	Provocateur	34,775	-	34,775	12/31/2022

119

Series-Chad Brown Bundle	Chad Brown Bundle	323,639	(994,500)	(670,861)	12/31/2023
Series-Classic Cut	Classic Cut	155,443	-	155,443	12/31/2023
Series-Classofsixtythree 19	Sixtythreecaliber	18,601	-	18,601	6/30/2022
Series-Co Cola 19	Search Engine	84,970	-	84,970	12/31/2022
Series-Collusion Illusion	Collusion Illusion	8,051	-	8,051	3/31/2022
Series-Consecrate 19	Sacred Beauty	11,491	-	11,491	3/31/2022
Series-Courtisane 19	Tap the Gavel	115,344	-	115,344	12/31/2022
Series-Daddy's Joy	Daddy's Joy	(13,907)	-	(13,907)	-
Series-Dancing Crane	Dancing Crane	(605)	-	(605)	-
Series-Daring Dancer 20	Daring Dancer 20	29,717	(81,000)	(51,283)	12/31/2023
Series-De Mystique 17	Dancing Destroyer	-	-	-	-
Series-Deep Cover	Deep Cover	7,639	-	7,639	3/31/2022
Series-Demogorgon	Demogorgon	5,598	-	5,598	2/28/2022
Series-Desire Street 19	Always Hopeful	63,161	(1,538)	61,623	12/31/2022
Series-Echo Warrior 19	Hero Status	94,050	(105,157)	(11,107)	12/31/2023
Series-Escape Route	Escape Route	23,489	-	23,489	6/30/2022
Series-Exonerated 19	Above Suspicion	15,485	-	15,485	6/30/2022
Series-Frosted Oats	Frosted Oats	24,375	-	24,375	9/30/2022
Series-Future Stars Stable	Future Stars Stable	49,619	-	49,619	12/31/2022
Series-Going to Vegas	Going to Vegas	42,836	-	42,836	12/31/2022
Series-Got Stormy	Got Stormy	-	-	-	-
Series-Grand Traverse Bay 19	Cornice Traverse	89,610	-	89,610	12/31/2023
Series-Grand Traverse Bay 20	Grand Traverse Bay 20	29,460	(72,600)	(43,140)	12/31/2023
Series-Into Summer 19	Malibu Mayhem	85,080	(2,953)	82,127	12/31/2023
Series-Just Louise 19	Forbidden Kingdom	23,801	-	23,801	6/30/2022
Series-Keertana 18	American Heiress	9,334	-	9,334	2/28/2022
Series-Kiana's Love	Kiana's Love	-	-	-	-
Series-Kichiro	Kichiro	-	-	-	-
Series-Lane Way	Lane Way	(14,839)	-	(14,839)	-
Series-Latte Da 19	Inalattetrouble	22,857	-	22,857	12/31/2022
Series-Lazy Daisy	Lazy Daisy	-	-	-	-
Series-Lost Empire 19	Laforgia	40,324	-	40,324	12/31/2022
Series-Madarnas	Madarnas	-	-	-	-
Series-Major Implications	Major Implications	-	-	-	-
Series-Man Among Men	Man Among Men	19,853	-	19,853	12/31/2022
Series-Margaret Reay 19	A Mo Reay	13,825	-	13,825	6/30/2022
Series-Margarita Friday 19	Straight No Chaser	138,487	(281,353)	(142,867)	12/31/2023
Series-Martita Sangrita 17	Carpe Vinum	(39,137)	-	(39,137)	-
Series-Mayan Milagra 19	Tepeu	7,670	-	7,670	2/28/2022
Series-Midnight Sweetie 19	Dolce Notte	14,472	-	14,472	6/30/2022
Series-Miss Puzzle	Miss Puzzle	(741)	-	(741)	-

120

Series-Miss Sakamoto	Miss Sakamoto	88,070	(49,618)	38,452	12/31/2023
Series-Mo Mischief	Mo Mischief	-	-	-	-
Series-Monomoy Girl	Monomoy Girl	-	-	-	-
Series-Moonless Sky	Moonless Sky	-	-	-	-
Series-Motion Emotion (2)	Motion Emotion	-	-	-	-
Series-Mrs. Whistler	Mrs. Whistler	113,577	(54,615)	58,962	12/31/2023
Series-Naismith	Naismith	8,314	-	8,314	2/28/2022
Series-National Road	National Road	3,489	(109,990)	(106,501)	1/31/2022
Series-New York Claiming Package	New York Claiming Package	-	-	-	-
Series-Night of Idiots	Night of Idiots	-	-	-	-
Series-Nileist	Nileist	-	-	-	-
Series-Noble Goddess	Noble Goddess	-	-	-	-
Series-NY Exacta	NY Exacta	34,103	-	34,103	3/31/2022
Series-Our Miss Jones 19	Celebrity News	74,151	(161,160)	(87,009)	12/31/2023
Series-Palace Foal	Palace Foal	(6,171)	-	(6,171)	-
Series-Popular Demand	Popular Demand	-	-	-	-
Series-Power Up Paynter	Power Up Paynter	(30,399)	-	(30,399)	-
Series-Queen Amira 19	Regal Rebel	115,811	-	115,811	12/31/2023
Series-Race Hunter 19	Chasing Time	124,529	(44)	124,485	12/31/2023
Series-Rosie's Alibi	Rosie's Alibi	198,118	(291,312)	(93,194)	12/31/2023
Series-Salute to America	Salute to America	108,755	-	108,755	6/30/2023
Series-Sauce On Side	Sauce On Side	-	-	-	-
Series-Shake It Up Baby	Shake It Up Baby	-	-	-	-
Series-Sigesmund	Sigesmund	-	-	-	-
Series-Silverpocketsfull 19	Iron Works	71,245	-	71,245	6/30/2023
Series-Social Dilemma	Social Dilemma	-	-	-	-
Series-Soul Beam	Soul Beam	-	-	-	-
Series-Speightstown Belle 19	Ancient Royalty	-	-	-	-
Series-Squared Straight	Squared Straight	-	-	-	-
Series-Storm Shooter	Storm Shooter	(470)	-	(470)	-
Series-Street Band	Street Band	-	-	-	-
Series-Sunny 18	Solar Strike	-	-	-	-
Series-Sweet Sweet Annie 19	In Due Time	(5,677)	-	(5,677)	-
Series-Swiss Minister	Swiss Minister	-	-	-	-
Series-Takeo Squared	Takeo Squared	-	-	-	-
Series-Tapitry 19	Infinite Empire	19,869	-	19,869	12/31/2022
Series-Tavasco Road	Tavasco Road	-	-	-	-
Series-Tell All 19	Walk the Talk	(2,114)	-	(2,114)	-
Series-Tell the Duchess 19	Duke of Love	102,081	(82,921)	19,160	12/31/2023
Series-The Filly Four	The Filly Four	13,645	-	13,645	3/31/2023
Series-Thirteen Stripes	Thirteen Stripes	25,528	-	25,528	6/30/2023

121

Series-Tizamagician	Tizamagician	12,114	-	12,114	3/31/2023
Series-Tufnel	Tufnel	93,794	(3,004)	90,790	12/31/2023
Series-Two Trail Sioux 17	Annahilate	-	-	-	-
Series-Two Trail Sioux 17K	Two Trail Sioux 17K	-	-	-	-
Series-Utalknboutpractice	Utalknboutpractice	-	-	-	-
Series-Vertical Threat	Vertical Threat	139,563	-	139,563	12/31/2023
Series-Vow	Vow	113,250	(152)	113,098	12/31/2023
Series-War Safe	War Safe	130,270	(161,454)	(31,184)	12/21/2023
Series-Wayne O	Wayne O	-	-	-	-
Series-Who Runs the World	Who Runs the World	111,546	(313,113)	(201,567)	12/31/2023
Series-Who'sbeeninmybed 19	Micro Share	62,342	-	62,342	6/30/2023
Series-Without Delay	Golden Quality	12,071	(24,200)	(12,129)	3/31/2022
Series-Wonder Upon a Star 19	Star Six Nine	126,095	-	126,095	12/31/2023
Series-Yes This Time	Yes This Time	18,364	-	18,364	3/31/2022
Series-You Make Luvin Fun 19	Magical Ways	96,692	(139,613)	(42,920)	6/30/2023
Series-Zestful	Zestful	-	-	-	-
Total		$3,668,322	$(3,764,514)	$(96,192)

____________________

(1)	On April 2, 2021, the Series Action Bundle Offering was terminated prior to any securities being offered.
(2)	On April 2, 2021, the Series Motion Emotion Offering was terminated prior to any securities being offered.

The cash reserves for Operating Expenses, including Upkeep Fees, for each Series are estimated to last through the time period set forth in the table above. The purchase price of such Underlying Assets typically includes such reserves for Operating Expenses through at least the time period set forth in the table above. In the Offerings, it is the intent of the Company to reserve Operating Expenses, including Upkeep Fees, at the outset of an offering sufficient to maintain the Underlying Asset without the need to raise additional capital for such series. The Company intends to rely on revenue generated from such Underlying Asset to provide ongoing working capital needed to fund the Operating Expenses of each such Series thereafter.

Series Interests

As of December 31, 2021, the Company received a total of $26,719,950 in exchange for series interests in various Underlying Assets (See our financial statements and “Note 6 – Members’ Equity/(Deficit)” for more detail):

Series Name	Units Offered	Units Tendered	Subscription Amount
Series-Action Bundle (1)	10,000	10,000	$310,000
Series-Amandrea	550	550	162,250
Series-Ambleside Park 19	410	410	84,050
Series-Amers	75	75	10,500
Series-Apple Down Under 19	600	600	103,800
Series-Ari the Adventurer 19	5,100	5,100	433,500
Series-Athenian Beauty 19	1,800	1,800	84,600
Series-Authentic	12,500	12,500	2,575,000
Series-Awe Hush 19	1,800	1,800	295,200
Series-Balletic	10,000	2,809	224,720
Series-Bella Chica	100	100	38,000
Series-Big Mel	6,000	6,000	726,000
Series-Black Escort 19	20	15	75,000

122

Series-Bullion	25	25	11,750
Series-Cable Boss	5,100	2,309	223,973
Series-Cairo Kiss	80	80	44,400
Series-Carrothers	5,100	4,016	405,616
Series-Cayala 19	4,100	4,100	373,100
Series-Chad Brown Bundle	5,000	-	-
Series-Classic Cut	10,000	10,000	510,000
Series-Classofsixtythree 19	1,000	1,000	193,000
Series-Co Cola 19	5,100	5,100	540,600
Series-Collusion Illusion	25,000	25,000	750,000
Series-Consecrate 19	410	410	64,370
Series-Courtisane 19	10,000	10,000	490,000
Series-Daddy's Joy	600	600	108,000
Series-Dancing Crane	20	20	122,000
Series-Daring Dancer 20	750	-	-
Series-De Mystique 17	250	250	35,000
Series-Deep Cover	800	800	176,000
Series-Demogorgon	20	20	128,000
Series-Desire Street 19	1,020	1,011	203,211
Series-Echo Warrior 19	6,000	3,867	224,286
Series-Escape Route	10	10	62,952
Series-Exonerated 19	820	820	138,580
Series-Frosted Oats	4,100	4,100	172,200
Series-Future Stars Stable	10,000	10,000	500,000
Series-Going to Vegas	5,100	5,100	438,600
Series-Got Stormy	5,100	5,100	229,500
Series-Grand Traverse Bay 19	750	750	335,250
Series-Grand Traverse Bay 20	750	-	-
Series-Into Summer 19	650	641	247,426
Series-Just Louise 19	1,020	1,020	233,580
Series-Keertana 18	5,100	5,100	510,000
Series-Kiana's Love	200	200	24,000
Series-Kichiro	200	200	26,000
Series-Lane Way	6,000	6,000	540,000
Series-Latte Da 19	4,100	4,100	143,500
Series-Lazy Daisy	1,250	1,250	143,750
Series-Lost Empire 19	10,200	10,200	357,000
Series-Madarnas	50	50	17,500
Series-Major Implications	20	20	4,600
Series-Man Among Men	820	820	223,860
Series-Margaret Reay 19	820	820	246,820
Series-Margarita Friday 19	2,000	6	996
Series-Martita Sangrita 17	600	600	192,000
Series-Mayan Milagra 19	20	20	170,000

123

Series-Midnight Sweetie 19	820	820	121,360
Series-Miss Puzzle	125	125	31,250
Series-Miss Sakamoto	6,000	4,919	265,626
Series-Mo Mischief	5,100	5,100	382,500
Series-Monomoy Girl	10,200	10,200	469,200
Series-Moonless Sky	200	200	22,000
Series-Motion Emotion (2)	1,020	1,020	85,680
Series-Mrs. Whistler	2,000	1,531	209,747
Series-Naismith	2,000	2,000	304,000
Series-National Road	20	-	-
Series-New York Claiming Package	510	510	71,400
Series-Night of Idiots	80	80	20,000
Series-Nileist	45	45	23,850
Series-Noble Goddess	300	300	33,000
Series-NY Exacta	2,000	2,000	456,000
Series-Our Miss Jones 19	1,200	-	-
Series-Palace Foal	510	-	-
Series-Popular Demand	1,020	1,020	248,880
Series-Power Up Paynter	600	600	114,000
Series-Queen Amira 19	2,000	2,000	330,000
Series-Race Hunter 19	10,000	9,999	519,948
Series-Rosie's Alibi	10,000	6,736	707,280
Series-Salute to America	1,000	1,000	273,000
Series-Sauce On Side	125	125	30,000
Series-Shake It Up Baby	250	250	32,500
Series-Sigesmund	200	200	20,000
Series-Silverpocketsfull 19	5,100	5,100	453,900
Series-Social Dilemma	510	510	85,170
Series-Soul Beam	65	65	39,650
Series-Speightstown Belle 19	900	900	125,100
Series-Squared Straight	150	150	40,500
Series-Storm Shooter	2,000	2,000	324,000
Series-Street Band	50	50	61,500
Series-Sunny 18	6,000	6,000	390,000
Series-Sweet Sweet Annie 19	20	20	150,000
Series-Swiss Minister	50	50	14,000
Series-Takeo Squared	100	100	27,000
Series-Tapitry 19	820	820	223,860
Series-Tavasco Road	80	80	18,400
Series-Tell All 19	12	12	126,000
Series-Tell the Duchess 19	2,000	1,313	186,446
Series-The Filly Four	8,000	8,000	1,440,000
Series-Thirteen Stripes	1,000	1,000	229,000
Series-Tizamagician	600	600	192,000

124

Series-Tufnel	5,200	5,143	318,866
Series-Two Trail Sioux 17	450	450	135,000
Series-Two Trail Sioux 17K	1	1	29,720
Series-Utalknboutpractice	100	100	30,000
Series-Vertical Threat	600	600	126,000
Series-Vow	2,000	1,999	357,821
Series-War Safe	2,000	699	102,054
Series-Wayne O	6,000	6,000	570,000
Series-Who Runs the World	5,100	1,558	162,032
Series-Who'sbeeninmybed 19	5,100	5,100	377,400
Series-Without Delay	20	16	112,000
Series-Wonder Upon a Star 19	10,000	10,000	370,000
Series-Yes This Time	10	10	129,520
Series-You Make Luvin Fun 19	6,000	3,810	285,750
Series-Zestful	100	100	32,000
Totals	316,473	280,430	$26,719,950

_____________________

(1)	On April 2, 2021, the Series Action Bundle Offering was terminated prior to any securities being offered.
(2)	On April 2, 2021, the Series Motion Emotion Offering was terminated prior to any securities being offered.

Advances from Manager – For the Years Ended December 31, 2021 and 2020

To fund its organizational and start-up activities as well as to advance funds on behalf of a series to purchase horse assets, the Manager has covered the expenses and costs of the Company and its series thus far on a non-interest-bearing extension of revolving credit. The Company will evaluate when is best to repay the Manager depending on operations and fundraising ability. In general, the Company will repay the Manager for funds extended to acquire horse assets from the series subscription proceeds (less the applicable management fee), as they are received.

Additionally, the Manager maintains cash reserves on behalf of each of the series of the Company to cover expenses of the series’ operations.

In the table below, the Company outlines the positions of borrowings and amounts owed to it by the Manager as of December 31, 2021:

Series-Series Name	Horse reserve account owed to/(by) Series	(Horse acquisition loans owed to Manager)	Net amount owed to/(by) Series
Series-Action Bundle (1)	-	-	-
Series-Amandrea	-	-	-
Series-Ambleside Park 19	12,298	-	12,298
Series-Amers	-	-	-
Series-Apple Down Under 19	15,715	-	15,715
Series-Ari the Adventurer 19	38,119	-	38,119
Series-Athenian Beauty 19	14,634	-	14,634
Series-Authentic	(275,776)	-	(275,776)
Series-Awe Hush 19	25,063	-	25,063
Series-Balletic	181,899	(488,988)	(307,089)
Series-Bella Chica	(16,506)	-	(16,506)
Series-Big Mel	-	-	-

125

Series-Black Escort 19	2,691	(22,050)	(19,359)
Series-Bullion	-	-	-
Series-Cable Boss	109,777	(230,118)	(120,341)
Series-Cairo Kiss	-	-	-
Series-Carrothers	54,026	(93,061)	(39,036)
Series-Cayala 19	34,775	-	34,775
Series-Chad Brown Bundle	323,639	(994,500)	(670,861)
Series-Classic Cut	155,443	-	155,443
Series-Classofsixtythree 19	18,601	-	18,601
Series-Co Cola 19	84,970	-	84,970
Series-Collusion Illusion	8,051	-	8,051
Series-Consecrate 19	11,491	-	11,491
Series-Courtisane 19	115,344	-	115,344
Series-Daddy's Joy	(13,907)	-	(13,907)
Series-Dancing Crane	(605)	-	(605)
Series-Daring Dancer 20	29,717	(81,000)	(51,283)
Series-De Mystique 17	-	-	-
Series-Deep Cover	7,639	-	7,639
Series-Demogorgon	5,598	-	5,598
Series-Desire Street 19	63,161	(1,538)	61,623
Series-Echo Warrior 19	94,050	(105,157)	(11,107)
Series-Escape Route	23,489	-	23,489
Series-Exonerated 19	15,485	-	15,485
Series-Frosted Oats	24,375	-	24,375
Series-Future Stars Stable	49,619	-	49,619
Series-Going to Vegas	42,836	-	42,836
Series-Got Stormy	-	-	-
Series-Grand Traverse Bay 19	89,610	-	89,610
Series-Grand Traverse Bay 20	29,460	(72,600)	(43,140)
Series-Into Summer 19	85,080	(2,953)	82,127
Series-Just Louise 19	23,801	-	23,801
Series-Keertana 18	9,334	-	9,334
Series-Kiana's Love	-	-	-
Series-Kichiro	-	-	-
Series-Lane Way	(14,839)	-	(14,839)
Series-Latte Da 19	22,857	-	22,857
Series-Lazy Daisy	-	-	-
Series-Lost Empire 19	40,324	-	40,324
Series-Madarnas	-	-	-
Series-Major Implications	-	-	-
Series-Man Among Men	19,853	-	19,853

126

Series-Margaret Reay 19	13,825	-	13,825
Series-Margarita Friday 19	138,487	(281,353)	(142,867)
Series-Martita Sangrita 17	(39,137)	-	(39,137)
Series-Mayan Milagra 19	7,670	-	7,670
Series-Midnight Sweetie 19	14,472	-	14,472
Series-Miss Puzzle	(741)	-	(741)
Series-Miss Sakamoto	88,070	(49,618)	38,452
Series-Mo Mischief	-	-	-
Series-Monomoy Girl	-	-	-
Series-Moonless Sky	-	-	-
Series-Motion Emotion (2)	-	-	-
Series-Mrs. Whistler	113,577	(54,615)	58,962
Series-Naismith	8,314	-	8,314
Series-National Road	3,489	(109,990)	(106,501)
Series-New York Claiming Package	-	-	-
Series-Night of Idiots	-	-	-
Series-Nileist	-	-	-
Series-Noble Goddess	-	-	-
Series-NY Exacta	34,103	-	34,103
Series-Our Miss Jones 19	74,151	(161,160)	(87,009)
Series-Palace Foal	(6,171)	-	(6,171)
Series-Popular Demand	-	-	-
Series-Power Up Paynter	(30,399)	-	(30,399)
Series-Queen Amira 19	115,811	-	115,811
Series-Race Hunter 19	124,529	(44)	124,485
Series-Rosie's Alibi	198,118	(291,312)	(93,194)
Series-Salute to America	108,755	-	108,755
Series-Sauce On Side	-	-	-
Series-Shake It Up Baby	-	-	-
Series-Sigesmund	-	-	-
Series-Silverpocketsfull 19	71,245	-	71,245
Series-Social Dilemma	-	-	-
Series-Soul Beam	-	-	-
Series-Speightstown Belle 19	-	-	-
Series-Squared Straight	-	-	-
Series-Storm Shooter	(470)	-	(470)
Series-Street Band	-	-	-
Series-Sunny 18	-	-	-
Series-Sweet Sweet Annie 19	(5,677)	-	(5,677)
Series-Swiss Minister	-	-	-
Series-Takeo Squared	-	-	-

127

Series-Tapitry 19	19,869	-	19,869
Series-Tavasco Road	-	-	-
Series-Tell All 19	(2,114)	-	(2,114)
Series-Tell the Duchess 19	102,081	(82,921)	19,160
Series-The Filly Four	13,645	-	13,645
Series-Thirteen Stripes	25,528	-	25,528
Series-Tizamagician	12,114	-	12,114
Series-Tufnel	93,794	(3,004)	90,790
Series-Two Trail Sioux 17	-	-	-
Series-Two Trail Sioux 17K	-	-	-
Series-Utalknboutpractice	-	-	-
Series-Vertical Threat	139,563	-	139,563
Series-Vow	113,250	(152)	113,098
Series-War Safe	130,270	(161,454)	(31,184)
Series-Wayne O	-	-	-
Series-Who Runs the World	111,546	(313,113)	(201,567)
Series-Who'sbeeninmybed 19	62,342	-	62,342
Series-Without Delay	12,071	(24,200)	(12,129)
Series-Wonder Upon a Star 19	126,095	-	126,095
Series-Yes This Time	18,364	-	18,364
Series-You Make Luvin Fun 19	96,692	(139,613)	(42,920)
Series-Zestful	-	-	-
Total	$3,668,322	$(3,764,514)	$(96,192)

_____________________

(1)	On April 2, 2021, the Series Action Bundle Offering was terminated prior to any securities being offered.
(2)	On April 2, 2021, the Series Motion Emotion Offering was terminated prior to any securities being offered.

Related Party Transactions – For the Years Ended December 31, 2021 and 2020

The Company’s Manager has advanced funds to and holds cash reserves on behalf of various of the Company’s series funds. See Note 4, Note 5, and Note 7 to Financial Statements as of December 31, 2021 for further discussions. Additionally, the Manager maintains cash reserves on behalf of each of the series of the Company to cover expenses of the series’ operations.

128

In order to fund the Company’s activities as well as to advance funds on behalf of a Series in order to acquire an Underlying Asset prior to establishing and issuing securities in the Series for holding such Underlying Asset, the Company has borrowed a total of $26,485,884 as of December 31, 2021(*), from the Manager in the form of profit participation convertible promissory notes as follows:

Series Name	Principal Borrowed from Manager (3)
Series-Action Bundle (1)	$263,500
Series-Amandrea	137,500
Series-Ambleside Park 19	71,443
Series-Amers	8,925
Series-Apple Down Under 19	88,230
Series-Ari the Adventurer 19	368,475
Series-Athenian Beauty 19	71,910
Series-Authentic	2,188,750
Series-Awe Hush 19	250,920
Series-Balletic	680,000
Series-Bella Chica	32,300
Series-Big Mel	617,100
Series-Black Escort 19	88,200
Series-Bullion	6,000
Series-Cable Boss	420,495
Series-Cairo Kiss	37,760
Series-Carrothers	437,835
Series-Cayala 19	317,135
Series-Chad Brown Bundle	994,500
Series-Classic Cut	433,500
Series-Classofsixtythree 19	164,050
Series-Co Cola 19	459,510
Series-Collusion Illusion	637,500
Series-Consecrate 19	54,715
Series-Courtisane 19	416,500
Series-Daddy's Joy	91,800
Series-Dancing Crane	103,520
Series-Daring Dancer 20	81,000
Series-De Mystique 17	30,228
Series-Deep Cover	149,600
Series-Demogorgon	108,340
Series-Desire Street 19	174,267
Series-Echo Warrior 19	295,800
Series-Escape Route	52,560
Series-Exonerated 19	117,793
Series-Frosted Oats	146,370
Series-Future Stars Stable	425,000
Series-Going to Vegas	372,810
Series-Got Stormy	195,075

129

Series-Grand Traverse Bay 19	284,963
Series-Grand Traverse Bay 20	72,600
Series-Into Summer 19	213,265
Series-Just Louise 19	198,543
Series-Keertana 18	433,500
Series-Kiana's Love	20,400
Series-Kichiro	22,000
Series-Lane Way	459,000
Series-Latte Da 19	121,975
Series-Lazy Daisy	121,250
Series-Lost Empire 19	303,450
Series-Madarnas	14,850
Series-Major Implications	3,900
Series-Man Among Men	190,281
Series-Margaret Reay 19	209,797
Series-Margarita Friday 19	282,200
Series-Martita Sangrita 17	163,200
Series-Mayan Milagra 19	146,920
Series-Midnight Sweetie 19	103,156
Series-Miss Puzzle	26,500
Series-Miss Sakamoto	275,400
Series-Mo Mischief	326,400
Series-Monomoy Girl	398,820
Series-Moonless Sky	18,700
Series-Motion Emotion (2)	72,828
Series-Mrs. Whistler	232,900
Series-Naismith	258,400
Series-National Road	109,990
Series-New York Claiming Package	64,620
Series-Night of Idiots	16,690
Series-Nileist	20,250
Series-Noble Goddess	28,300
Series-NY Exacta	387,600
Series-Our Miss Jones 19	161,160
Series-Palace Foal (3)(**)	-
Series-Popular Demand	212,160
Series-Power Up Paynter	96,600
Series-Queen Amira 19	280,500
Series-Race Hunter 19	442,000
Series-Rosie's Alibi	892,500
Series-Salute to America	232,050
Series-Sauce On Side	25,500
Series-Shake It Up Baby	27,625
Series-Sigesmund	17,000
Series-Silverpocketsfull 19	385,815

130

Series-Social Dilemma	72,395
Series-Soul Beam	33,703
Series-Speightstown Belle 19	106,335
Series-Squared Straight	34,350
Series-Storm Shooter	276,000
Series-Street Band	52,250
Series-Sunny 18	329,940
Series-Sweet Sweet Annie 19	129,780
Series-Swiss Minister	11,900
Series-Takeo Squared	22,900
Series-Tapitry 19	190,281
Series-Tavasco Road	15,600
Series-Tell All 19	107,844
Series-Tell the Duchess 19	241,400
Series-The Filly Four	1,224,000
Series-Thirteen Stripes	194,650
Series-Tizamagician	163,200
Series-Tufnel	274,040
Series-Two Trail Sioux 17	114,750
Series-Two Trail Sioux 17K	28,234
Series-Utalknboutpractice	25,500
Series-Vertical Threat	107,100
Series-Vow	304,300
Series-War Safe	248,200
Series-Wayne O	486,000
Series-Who Runs the World	450,840
Series-Who'sbeeninmybed 19	320,790
Series-Without Delay	121,000
Series-Wonder Upon a Star 19	314,500
Series-Yes This Time	107,930
Series-You Make Luvin Fun 19	382,500
Series-Zestful	27,200
Totals	$26,485,884

_____________________

(1)	On April 2, 2021, the Series Action Bundle Offering was terminated prior to any securities being offered.
(2)	On April 2, 2021, the Series Motion Emotion Offering was terminated prior to any securities being offered.
(3)	The Company converted an advance from founders outstanding as of December 31, 2017 to equity in the Company to ease the cash flow burden to the Company during 2018.

(*) As of December 31, 2021, the Company owes the following to related parties:

-$446,051 to Spendthrift in connection with Series The Filly Four.

-$1,893,474 to Spendthrift in connection with Series Authentic associated with the “kicker” balance due.

-$421,411 to Spendthrift in connection with the deferred training expenses across various series associated with yearling purchases in 2020, that will be payable at the conclusion of such Series.

-$75,000.00 to the Manager in connection with Series Authentic.

-$171,263 to the Manager in connection with deferred training expenses across various series associated with yearling purchases in 2020, that will be payable at the conclusion of such Series.

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(**) The Company acquired the horse asset in Series Palace Foal via a $15,606 convertible profit participating loan from Michael Behrens, a principal of the Manager of the Company. The convertible profit participating loan bears a 2.38 percent per annum interest rate and is due either when Series Palace Foal is fully subscribed or converted into the unsold units of Series Palace Foal. During the time the convertible profit participating loan is outstanding, the underlying cash flow of Series Palace Foal series accrues to the loan holder.

Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length.

Trend information – For the Years Ended December 31, 2021 and 2020

The Company’s main focus over the next twelve months is to continue to launch subsequent Offerings of Series Interests. In 2021, we closed 18 Offerings. The table below shows the launched and closed Offerings for the year ended December 31,2021:

	# of Offerings Launched	# of Offerings Closed
2021	32	18

(1) data represents number of Offerings for Series Interests of each state of offering process in the given period.

(2) offerings launched as of December 31, 2021 either through (i) a California intra state permit, (ii) a Regulation A offering or (iii) a Regulation D offering.

The Company plans to launch approximately 35 to 70 additional offerings in the next twelve months, as of the date of this filing, including offerings for increasingly higher value underlying assets. The proceeds from any offerings closed during the next twelve months will be used to acquire additional race horses. We believe that continuing to offer a large of offerings in 2022 and beyond will help us from a number of perspectives:

1) Continue to grow the user base on the Platform by attracting more Investors into our ecosystem.

2) Enable the Company to reduce operating expenses for each series, as we negotiate better contracts for training, upkeep, insurance and other operating expenses with a larger collection of underlying assets.

3) Attract a larger community of Horse Sellers with high quality underlying assets to the Platform who may view us as a more efficient method of transacting than the traditional syndication processes.

In addition to more offerings, we also intend to continue to develop Membership Experience Programs, which allow Investors to enjoy the collection of racehorses acquired and managed by the Company through events, race day visits and other programs.

Outside of the trends mentioned above, we believe that the Company is also dependent on the general economic environment and investing climate, the horse racing industry at large (including ongoing concerns of horse safety), in particular in the United States. In addition, since we are reliant on our Manager to support the Company and the Series, we are dependent on the general fundraising environment and our Manager’s continued ability to raise capital.

Plan of Operations

As stated, the Company is in the business of acquiring interests in, training and racing race horses. As the Company acquires the interests in the horses in the future, the Company will recognize its share of the horse earnings less any expenses paid for or incurred on behalf of a specific horse operation.

During the year ended December 31, 2021, series accrued race winnings totaling $2,608,565. In sum, the series incurred $4,362,914 of series specific expenses (stabling, transportation, insurance, veterinary, etc.). The Company has also accrued $1,949,857 of due diligence or management fees earned by the Manager.

Off-Balance Sheet Arrangements

As of December 31, 2021, we did not have any off-balance sheet arrangements.

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to use judgement in the application of accounting policies, including making estimates and assumptions. These assumptions will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Please refer to “Note 2 — Summary of Significant Accounting Policies” to our Audited Financial Statements for December 31, 2021 included herein for more discussion of our accounting policies and procedures.

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PLAN OF DISTRIBUTION AND SUBSCRIPTION PROCEDURE

Plan of distribution

We are managed by Experiential Squared, Inc. (“Experiential” or the “Manager”), a Delaware corporation incorporated in 2016. Experiential owns and operates a mobile app-based crowd-funding investment platform called MyRacehorse™ (the MyRacehorse™ platform and any successor platform used by the Company for the offer and sale of interests, the “MyRacehorse™ Platform”), which is licensed to the Company via the Management Agreement, through which Investors may indirectly invest, through Series of the Company’s interests, in fractional racehorse ownership interests that have been historically difficult to access for many market participants. Through the use of the MyRacehorse™ Platform, Investors can browse and screen the potential investments and sign legal documents electronically. We intend to distribute the Interests exclusively through the MyRacehorse™ Platform. Neither Experiential Squared, Inc. nor any other affiliated entity involved in the offer and sale of the Interests is a member firm of the Financial Industry Regulatory Authority, Inc., or FINRA, and no person associated with us will be deemed to be a broker solely by reason of his or her participation in the sale of the Interests. Notwithstanding the foregoing, we have engaged Dalmore, a member of FINRA/SIPC, as broker of record in connection with the offer and sale of the Interests. See “Broker” section below.

Each of the Offerings is being conducted under Regulation A under the Securities Act of 1933, as amended (the “Securities Act”) and therefore, only offered and sold to “qualified purchasers.” For further details on the suitability requirements an Investor must meet in order to participate in this Offering, see “Plan of Distribution and Subscription Procedure – Investor Suitability Standards”. As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain antifraud provisions, to the extent that our Interests are offered and sold only to “qualified purchasers” or at a time when our Interests are listed on a national securities exchange.

The initial offering price for each Series (the “Purchase Price”) was determined by the Manager and is equal to the aggregate of (i) the purchase price of the applicable Underlying Asset, (ii) the Due Diligence Fee, (iii) Offering Expenses, (iv) the bloodstock fee, if applicable, and (v) Operating Expenses (excluding Upkeep Fees), (in each case as described below).

Each Offering is being conducted on a best efforts basis without any minimum target. The Company may undertake one or more closings of each Offering on a rolling basis. After each such Closing, funds tendered by Investors will be available to the Company. Because the Offerings are being made on a best efforts basis and without a minimum offering amount, the Company may close each Offering at any level of proceeds raised. Each Offering shall be terminated on the earlier of (i) the date subscriptions for the Maximum Interests have been accepted, (ii) a date determined by the Manager in its sole discretion, or (iii) the date which is one year from the date this Offering Circular is qualified by the Commission which period may be extended by an additional six months by the Manager in its sole discretion.

Those persons who want to invest in the Interests must consent electronically to a Subscription Agreement, which will contain representations, warranties, covenants, and conditions customary for private placement investments in limited liability companies, see “How to Subscribe” below for further details. A copy of the form of Subscription Agreement is attached as Exhibit 4.1.

Each Series of Interests will be issued in book-entry form without physical stock certificates. Vertalo, Inc. will serve as transfer agent to maintain stockholder information on a book-entry basis. See “Transfer Agent” below for more information.

The Company will pay all of the expenses incurred in these Offerings that are not covered by the Brokerage Fee, Due Diligence Fee, the Offering Expenses or estimated Operating Expenses, including fees to legal counsel, but excluding fees for counsel or other advisors to the Investors and fees associated with the filing of periodic reports with the Commission and future blue sky filings with state securities departments, as applicable. Any Investor desiring to engage separate legal counsel or other professional advisors in connection with this Offering will be responsible for the fees and costs of such separate representation.

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Investor Suitability Standards

The Interests are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). “Qualified purchasers” include: (i) “accredited Investors” under Rule 501(a) of Regulation D and (ii) all other Investors so long as their investment in any of the interests of the Company (in connection with this Series or any other Series offered under Regulation A) does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

For an individual potential investor to be an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who has:

1.             an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person and the mortgage on that primary residence (to the extent not underwater), but including the amount of debt that exceeds the value of that residence and including any increase in debt on that residence within the prior 60 days, other than as a result of the acquisition of that primary residence; or

2.              earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year.

If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details. For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.

If you live outside the United States, it is your responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase, including obtaining required governmental or other consent and observing any other required legal or other formalities.

Our Manager and Dalmore, in its capacity of broker/dealer of record for these Offerings, will be permitted to make a determination that the subscribers of Interests in these Offerings are qualified purchasers in reliance on the information and representations provided by the subscriber regarding the subscriber’s financial situation. Before making any representation that your investment does not exceed applicable federal thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to http://www.investor.gov.

An investment in our Interests may involve significant risks. Only Investors who can bear the economic risk of the investment for an indefinite period of time and the loss of their entire investment should invest in the Interests. See “Risk Factors.”

Minimum and Maximum Investment Amounts

The minimum subscription by an Investor in the Offerings is 1 Interest and the maximum subscription by any Investor in each Offering is set forth on the Cover Page hereto in tabular format.

Notwithstanding the foregoing, the Manager has discretion to increase the minimum subscription by an Investor to greater than 1 Interest in a Series.

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Transfer Agent

Vertalo, Inc., a Delaware corporation, will serve as the Company’s SEC-registered transfer agent to maintain stockholder information on a book-entry basis. On November 2, 2021, we entered into that certain Vertalo Subscription Agreement to govern the relationship between Vertalo and the Company which provides, among other things, for a one-year term with auto-renewal within 60 days of year 2 of the agreement. The Company will be charged $0.75 per investor per year (regardless of number of investments a single investor makes) and no transfer fee with fees billed monthly in advance.

Broker

Dalmore Group, LLC, a New York limited liability company (“Dalmore” or “Broker”), will manage the sale of the Interests as broker/dealer of record pursuant to a broker-dealer agreement, dated July 10, 2020 (the “Broker-Dealer Agreement”), and serve as broker of record for the Company’s Regulation A offerings, process transactions by subscribers to the Offering and provide investor qualification services (e.g. Know Your Customer (“KYC”) and Anti Money Laundering (“AML”) checks). Dalmore is a broker-dealer registered with the Commission and a member of FINRA/SIPC and is registered in each state where the Offering and sale of the Series of Interest will occur, prior to the launch of such Offering, but will not act as a finder or underwriter in connection with such Offering. Dalmore will receive a Brokerage Fee but will not purchase any Interests and, therefore, will not be eligible to receive any discounts, commissions or any underwriting or finder’s fees in connection with the Offering.

The Company will indemnify Dalmore, its affiliates and their representatives and agents harmless from any and all actual or direct losses, liabilities, judgments, arbitration awards, settlements, damages and costs (collectively, “Losses”), resulting from or arising out of any third party suits, actions, claims, demands or similar proceedings (collectively, “Proceedings”) to the extent they are based upon (i) a breach of the Broker-Dealer Agreement by the Company, (ii) the wrongful acts or omissions of the Company, or (iii) the Offering itself. Dalmore shall indemnify and hold the Company, the Company’s affiliates and Company’s representatives and agents harmless from any Losses resulting from or arising out of Proceedings to the extent they are based upon (i) a breach of the Broker-Dealer Agreement by Dalmore or (ii) the wrongful acts or omissions of Dalmore or (iii) its failure to comply with any applicable federal, state, or local laws, regulations, or codes in the performance of its obligations under the Broker-Dealer Agreement. The Broker-Dealer Agreement terminates 6 months after its effective date, but will renew automatically for successive renewal terms of six (6) months each unless any party provides notice to the other party of non-renewal at least forty-five (45) days prior to the expiration of the current term.

If the Company defaults in performing the obligations under the Broker-Dealer Agreement, the Broker-Dealer Agreement may be terminated (i) upon forty-five (45) days written notice if the Company fails to perform or observe any material term, covenant or condition to be performed or observed by it under the Broker-Dealer Agreement and such failure continues to be unremedied, (ii) upon written notice, if any material representation or warranty made by either Dalmore or the Company proves to be incorrect at any time in any material respect, (iii) in order to comply with a legal requirement, if compliance cannot be timely achieved using commercially reasonable efforts, after providing as much notice as practicable, or (iv) upon thirty (30) days’ written notice if the Company or Dalmore commences a voluntary proceeding seeking liquidation, reorganization or other relief, or is adjudged bankrupt or insolvent or has entered against it a final and unappealable order for relief, under any bankruptcy, insolvency or other similar law, or either party executes and delivers a general assignment for the benefit of its creditors.

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Fees and Expenses

Brokerage Fee

As compensation for providing certain broker-dealer services to the Company in connection with the Underlying Asset, including KYC, AML and other compliance background checks, Dalmore will receive a fee equal to 1.0% of the amount raised through this Offering (which, for clarification, excludes any Interests purchased by the Manager, its affiliates or the Horse Sellers) (the “Brokerage Fee”). Each Series will be responsible for paying its own Brokerage Fee to Dalmore in connection with the sale of Interests in such Series. The Brokerage Fee will be payable immediately upon the closing of each offering from the proceeds thereof. In addition, the Company has paid Dalmore a $5,000 one-time set up fee for out-of-pocket expenses and has also paid a separate, one-time $20,000 consulting fee.

Management/Due Diligence Fee

Referred to as just the “Due Diligence Fee” for existing offerings. For future offerings, the Company is combining its existing due diligence and management fee structures into a single, ongoing Management/Due Diligence Fee which will cover the Manager’s work on behalf of a Series during its lifecycle. This includes the existing Due Diligence Fee which is a fee paid to Manager as compensation for due diligence services in evaluating, investigation and discovering the Underlying Assets and establishing the Series, not to exceed the maximum Due Diligence Fee as detailed in the Use of Proceeds for each Series. This fee includes the costs associated with managing all aspects of the selection of horses and the establishment of a series. This also includes the selection and oversight of third-party contractors such as attorneys, accountants and bloodstock agents. In addition, ongoing work for management of veterinarians, co-owners, trainers, boarding facilities and review and audit of bills (from veterinarians, trainers, farriers etc.) will be covered here. The existing “Management Fee” as discussed below will be transitioned to a “Management Performance Bonus” which will only accrue in certain circumstances as described below.

Organizational and Experiential Fee

This is a new fee structure for future offerings. This fee covers several organizational and experiential aspects of the business. First, any Offering Expenses associated with an offering, including actual legal, accounting, underwriting, filing and compliance costs incurred by the Company in connection with an Offering of a Series of Interests (and excludes ongoing costs described in Operating Expenses), as applicable, paid to legal advisors and other third parties, as the case may be, will be covered. Second, fees paid to the Manager for the experiential activities associated with ownership of a racehorse in a Series, including marketing costs, event planning, content development and hosting on the MyRacehorse™ Platform, and Membership Experience Programs (as discussed further in the “Description of the Business”). This fee may be discounted for certain Series or such fees could be capped for Investors with multiple or sizable Series investments (which would have the result of a discounted effective Offering Price to such frequent or large-scale Investors). Lastly, any ongoing organizational costs to cover legal and compliance expenses incurred to set up the legal and financial framework and compliance infrastructure for the marketing and sale of the Series Interests and ongoing costs for compliance, reporting and legal.

As discussed above, these fees were typically either offset by the Due Diligence Fee or billed to the Series as Operating Expenses previously but will now be specifically allocated to the Use of Proceeds for each future Series offering.

To date, the Company has not directly charged Offering Expenses as part of the Offering despite reserving the right to do so. As part of the re-structuring of its fee structure, the Company plans to do so moving forward as part of this fee.

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Operating Expenses

Each Series of Interests will be responsible for any and all fees, costs and expenses incurred in connection with the boarding, maintenance, training and transportation costs of the underlying asset (the “Upkeep Fees”) related to such Series, costs incurred in preparing any reports and accounts of the Series, including any tax filings and any annual audit of the accounts of the Series (if applicable) or costs payable to any third party registrar or transfer agent and any reports to be filed with the Commission including periodic reports on Forms 1-K, 1-SA and 1-U, any indemnification payments, any and all insurance premiums or expenses in connection with the Underlying Asset, including mortality, liability and/or medical insurance of the Underlying Asset to insure against the death, injury or third party liability of racehorse ownership (decided on a horse-by-horse basis), etc.

We anticipate that for a majority of the Offerings, we will allocate a sizable portion of such Offering to a cash reserve to be spent on Upkeep Fees of the applicable Underlying Asset (the “Operating Expense Reserve”). However, if the Operating Expenses exceed the amount of revenues generated from the applicable Underlying Asset, the Manager may (a) advance or loan the amount of the Operating Expenses to such Series, on which the Manager may impose a reasonable rate of interest, which shall not be lower than the Applicable Federal Rate (as defined in the Internal Revenue Code), and be entitled to reimbursement of such amount from future revenues generated by such Series (“Operating Expenses Reimbursement Obligation(s)”), and/or (b) cause additional Interests to be issued in order to cover such additional amount. In such cases, until a Series generates revenues from its interest in the applicable Underlying Asset, we expect a Series to, initially, deplete only the Upkeep Fees. We may incur Operating Expenses Reimbursement Obligations or the Manager pays such Operating Expenses incurred and will not seek reimbursement if Operating Expenses exceed revenues and Upkeep Fees.

From time to time, certain Offerings will not have an allocated upfront cash reserve for Upkeep Fees as part of such Offering proceeds. Instead, the Manager or an affiliate will, in connection with such Offering, incur liabilities related to Upkeep Fees on behalf of the Series and be entitled to reimbursement of such amount only upon a sale of the Underlying Asset or a dissolution or termination of such Series and not from Distributable Cash (as defined below) from ongoing revenues generated by such Series. Notwithstanding the foregoing, in these types of Offerings, there will still exist a smaller pre-paid cash reserve for Prepaid Expenses and insurance, administrative and general Operating Expenses which is intended to cover three years of such projected Operating Expenses (excluding Upkeep Fees). In addition, the Manager, in these types of Offerings, retains discretion to also (a) loan the amount of the Operating Expenses to such Series, on which the Manager may impose a reasonable rate of interest, which shall not be lower than the Applicable Federal Rate (as defined in the Internal Revenue Code), and/or (b) cause additional Interests to be issued in order to cover such additional amounts.

Regardless of the type of Offering, an Interest Holder will be liable only to the extent of their agreed upon capital contributions and, if no such capital remains at dissolution, such Interest Holder will not be liable for the failure of a Series to repay its underlying debt or liabilities, including the Operating Expenses Reimbursement Obligations.

Management of Operating Expenses

The Manager may provide monthly accounting, admin and legal services to the Series to meet the Series responsibilities for paying and auditing the Series bills, financial reporting to Series members, handling Accounts Payables for the Series and distributing payouts and tax forms.

Additional Information Regarding this Offering Circular

We have not authorized anyone to provide you with information other than as set forth in this Offering Circular. Except as otherwise indicated, all information contained in this Offering Circular is given as of the date of this Offering Circular.  Neither the delivery of this Offering Circular nor any sale made hereunder shall under any circumstances create any implication that there has been no change in our affairs since the date hereof.

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From time to time, we may provide an “Offering Circular Supplement” that may add, update or change information contained in this Offering Circular.  Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent Offering Circular Supplement. The Offering Statement we filed with the Commission includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. You should read this Offering Circular and the related exhibits filed with the Commission and any Offering Circular Supplement together with additional information contained in our annual reports, semiannual reports and other reports and information statements that we will file periodically with the Commission.

The Offering Statement and all supplements and reports that we have filed or will file in the future can be read on the Commission website at www.sec.gov or in the legal section for the applicable Underlying Asset on the MyRacehorse™ Platform. The contents of the MyRacehorse™ Platform (other than the Offering Statement, this Offering Circular and the Appendices and Exhibits thereto) are not incorporated by reference in or otherwise a part of this Offering Circular.

How to Subscribe

Potential Investors who are “qualified purchasers” may subscribe to purchase Interests. Any potential Investor wishing to acquire any Series Interests must:

1.       Carefully read this Offering Circular, and any current supplement, as well as any documents described in the Offering Circular and attached hereto or which you have requested. Consult with your tax, legal and financial advisors to determine whether an investment in any of the Interests is suitable for you.

2.       Review the Subscription Agreement (including the “Investor Qualification and Attestation” attached thereto) on the MyRacehorse™ Platform application and click “Agree” to consent to the completed Subscription Agreement using electronic signature. Except as otherwise required by law, subscriptions may not be withdrawn or cancelled by subscribers.

3.       Once the completed Subscription Agreement is electronically signed, an integrated online payment provider will transfer funds in an amount equal to the purchase price for such Interests you have applied to subscribe for (as set out on the front page of your Subscription Agreement) to the Company.

4.       The Manager and Dalmore will review the subscription documentation completed and signed by you. You may be asked to provide additional information. The Manager and Dalmore will contact you directly if required. We reserve the right to reject any subscriptions, in whole or in part, for any or no reason, and to withdraw such Offering at any time prior to Closing.

5.       Once the review is complete, the Manager will inform you whether or not your application to subscribe for such Interests is approved or denied and if approved, the number of Interests you are entitled to subscribe for. If your subscription is rejected in whole or in part, then your subscription payments (being the entire amount if your application is rejected in whole or the payments associated with those subscriptions rejected in part) will be refunded promptly, without interest or deduction. The Manager accepts subscriptions on a first-come, first served basis subject to the right to reject or reduce subscriptions.

6.       If all or a part of your subscription in a particular Series is approved, then the number of Interests you are entitled to subscribe for will be issued to you in book-entry electronic form upon the Closing. Vertalo, Inc. serves as transfer agent and registrar and will maintain Interest holder records.

By accepting the Subscription Agreement, you agree to be bound by the terms of the Subscription Agreement, the Amended and Restated Series Limited Liability Company Agreement of the Company (the “Operating Agreement”) and the applicable Series Agreement. The Company, the Manager, and Dalmore will rely on the information you provide in the Subscription Agreement, including the “Investor Qualification and Attestation” attached thereto and the supplemental information you provide in order for the Manager and Dalmore to verify your status as a “qualified purchaser”. If any information about your “qualified purchaser” status changes prior to you being issued Interests, please notify the Manager immediately using the contact details set out in the Subscription Agreement.

For further information on the subscription process, please contact the Manager using the contact details set out in the “Where to Find Additional Information” section.

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DESCRIPTION OF THE BUSINESS

Overview

MyRacehorse democratizes the ownership of racehorses and allows fans to experience the thrill, perks and benefits of ownership at a fraction of the historical cost. This includes everything from the behind-the-scenes engagements with the horse, the jockey and trainers as well as exclusive on-track experiences and their pro-rata share of any financial gains that the ownership may create.

The Company, in collaboration with the manager, Experiential, has quickly emerged as one of the most successful stables in horse racing over the past several years. The Company has recorded over 70 wins and won two of the most prestigious races in the sports, the Kentucky Derby and Breeders Cup Classic. This is in large part due to the depth and breadth of the racing and bloodstock team employed by Experiential. They have over 100 years combined experiences buying, selling and managing thoroughbred racehorses. The team members are extremely active in working with all stakeholders that have influences on the outcomes of the racehorse. They have unencumbered access to the trainers, jockeys, racing secretaries, and veterinarians, all key stakeholders in the career of a racehorse. The manager has also built out a robust team of content developers that keeps the Investors abreast of the critical aspects of their racehorse. These updates are delivered in the form of video, text, live streams and photos through the MyRacehorse™ Platform.

The Company was formed in the state of Nevada as a series limited liability company on December 27, 2016. There is limited historical financial information about us upon which to base an evaluation of our performance. We are an emerging growth business with limited operating history. We cannot guarantee that we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources and possible cost overruns, such as increases in marketing costs, increases in administration expenditures associated with daily operations, increases in accounting and audit fees, and increases in legal fees related to filings and regulatory compliance.

Racehorse Ownership Interests

The Company, through individual Series, intends to purchase interests in thoroughbred horses. The Series’ percentage ownership in a specific horse is determined on a series-by-series basis. In all Series, the Company and its Manager will maintain sufficient control and input into the initial due diligence and subsequent day-to-day operating decisions, including training, maintenance and upkeep of an Underlying Asset in order to add value to the Series. If a Series owns a minority interest in an Asset, the Company will require that such Series have a wide range of voting rights within the co-ownership syndicate (including major decision rights) and the ability to control disbursements of expenses as payments to third party trainers, service providers and maintenance crews in order to properly exercise control and add value to the Series. In either a minority or majority interest the Manager has access to the key stakeholders in the day to day training of the racehorse allowing the Manager to make efficacious input regarding key decisions that include, but are not limited to, keeping a horse in tact vs gelding, running in claiming or restricted races, changing a trainer, changing a racing circuit, increasing/decreasing/maintaining the insurance policy coverage (if any) and selling/increasing ownership interests through either a partner buyout or exercising a right of first refusal.

As an owner of a racehorse, the individual Series will receive a percentage of the purse winnings that is equal to its ownership percentage, as well as other revenue-generating events including, but not limited to claiming races (which may result in a sale of a racehorse held by a series), sales of the racehorse, marketing or sponsorship activities and the sale of future breeding rights. A possible exemption to these entitled revenue streams would be in a Racing Lease and those exemptions would be clearly outlined on the MyRacehorse Platform offering page and the Description of such Series in this Offering Circular. Similarly, the individual Series will be responsible for the expenses of the racehorse at a rate equal to its ownership percentage. These expenses will often be payable directly by the Series pursuant to the rights of its partnership, syndicate or operating agreement (“Co-Ownership Agreements”) with other co-owners of an Underlying Asset. Copies of such Co-Ownership Agreements for each respective Series are attached as exhibits hereto and descriptions of such terms are included with each Series’ respective description herein.

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The Co-Ownership Agreements clearly delineate the decision making and dispute resolution processes regarding the management of the horse. The management of the horse includes but is not limited to decisions on the boarding, training, racing schedule, veterinary care and insurance on a horse. The Company, through the individual Series, only enters into Co-Ownership Agreements that empower the Manager to have major decision rights and access to all key stakeholders and key information regarding the horse. The access to information and stakeholders is required to make optimal decisions surrounding the Underlying Asset in the Series. For the sake of efficiency, the co-ownership group may decide to elect one co-owner or a third party to be the point of contact, or administrator, but in most cases each party is bestowed direct access to all the stakeholders and information. In cases where the Manager is not elected the administrator or manager of the Co-Ownership, the Manager’s personnel will maintain control over key operating decisions of the Underlying Asset of such Series. The Manager intends for the Series to maintain a sufficient level of control over the Underlying Asset by (1) majority (50%+) ownership (which includes the ability to remove the administrator), (2) heavy negotiation of the Underlying Asset’s Co-Ownership Agreement to include input on key operating decisions, discretion in payment of certain expenses and voting rights over important decisions regarding the management of the Underlying Asset, or (3) a combination of these controls.

When a Series becomes an owner of the horse, the Series’ Members may be able to enjoy some of the benefits and privileges of owning a horse. This includes the ability to visit the horse at the trainer’s barns, visit the paddock before any race the horse is in, interact with the jockey before the race, and have your photo taken in the winner's circle if the horse wins a race. Some of these Membership Experience Programs are included with Series membership, while others may require additional payments by Investors and would be attributable as revenue to the Company. Since the Member is not a direct owner but an indirect owner of the horse they must be accompanied by someone that is licensed by the state's racing authority. There is no guarantee that a licensed person will be available to accompany a member upon request. The benefits and privileges associated with a Member Interest are conditional upon compliance with the Manager’s and the Series’ Code of Conduct as outlined in the Terms of Service on the MyRacehorse™ Platform.

Racing Leases

As an alternative to the Co-Ownership structures discussed above, which include the purchase, sale and breeding rights associated with the full ownership of a horse, for certain Series, the Company, through individual Series, may enter into lease agreements or “racing leases” which will entitle the Series to the exclusive right to “all of the racing qualities of an ownership interest in the horse” including the operation of such horse during a set racing term (typically 1 year) in exchange for an upfront lease fee. The Series’ percentage lease interest in a specific horse is determined on a series-by-series basis. This means that the Series will enter into an agreement with other owners of the Underlying Asset (“Owners”) which will govern the rights of the Series during the lease term and the operation of the Underlying Asset (the “Lease Agreement”). As with Co-Ownership structures, the Company, directly or indirectly, is engaged daily on key operating decisions and has approval rights over a broad range of day-to-day operational matters that directly impact the value of the Lease Agreements for such Underlying Asset of a Series.

As the lessee of a racehorse, the individual Series will receive a percentage of the purse winnings that is equal to its lessee percentage, as well as other revenue-generating events as well as marketing and advertising related revenues. Similar to the Co-Ownership arrangements, the individual Series in the Lease Agreement will be responsible for the expenses of the racehorse at a rate equal to its lessee percentage. These expenses will often be payable directly by the Series. At the end of such lease term, however, the ownership rights in the horse revert back to the Owner along with the obligation to cover any future expenses associated with such horse.

In the event that the Owner intends to retire the horse and elects to terminate the Lease Agreement due to health, breeding or economic interest concerns, the pro rata portion of the lease fee remaining on the Series will be re-paid to the Series.

The Company’s intent with racing leases is to capture the value of the racing career of said horse without the complexities, time and expense associated with the purchase, sale or breeding of a horse outside of its useful racing life.

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Size of Thoroughbred Business

The US Gross Domestic Product for thoroughbred racing, breeding, and related activities contributes approximately $50 billion in direct economic impact to the U.S. economy. There are an estimated 40,000 thoroughbred races each year attracting 60 million spectators and bets of more than $13 billion at the tracks and at off-site locations.1

Currently, $115,000,000 billion is bet annually on horse races with the US representing about 8.5% of the total gaming market.2 The Kentucky Derby continues setting records; in 2021 the total handle was the highest in history, with just over $233 million handled, up 11.5% from the previous record.3 In 2015, Churchill Down set an attendance record with just over 170,000 people in attendance.4

$115 billion is bet annually on horse races worldwide and there are $800 million dollars a year in racehorse sales. Approximately, 8 million fans attend races each year watching over 42,500 active racehorses.5 The average sales price for a racehorse is about $65,000.6

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1 American Horse Council Foundation. 2017 National Economic Impact Study. Retrieved at http://www.horsecouncil.org/economics.

2 International Federation of Horseracing Authorities. 2015 Annual Report. Retrieved at https://www.ifhaonline.org/resources/Annual_Report_2019.pdf.

3 https://www.courier-journal.com/story/sports/2021/05/03/kentucky-derby-2021-betting-up-85-percent-from-2020/4920468001/

4 https://www.kentuckyderby.com/horses/news/second-highest-attendance-in-track-history-as-167,227-fans-watch-undefeated-nyquist-win-the-142nd-kentucky-derby

5 The Jockey Club. Fact Book Index. Retrieved at http://www.jockeyclub.com/default.asp?section=FB&area=12.

6 The Jockey Club. Fact Book Index. Retrieved at http://www.jockeyclub.com/default.asp?section=FB&area=13.

Plan of Operations

The Company, the Manager and/or its affiliates will either (1) acquire horses that are listed on the MyRacehorse™ Platform pursuant to a promissory note between the Series and lender or (2) have the Series acquire the horses upon close of the respective offering. In many instances, the lender will have a right, prior to completion of the Offering, to participate in pre-closing dividends from revenue generated by its interest in the Underlying Asset and the right to convert into the unsold portion of the offering prior to being fully funded. Copies of the respective “Profit Participation Convertible Promissory Note” for each such Series are attached as exhibits hereto.

An investment in a Series does not constitute ownership of a racehorse and does not necessarily make a Series member eligible for State based Horse Racing Owner License.

The Series will contract with Manager to provide “ownership privileges” and “ownership experiences” for Investors. Some ownership privileges are included as a member, including access to content that will vary based on majority ownership group, trainer, track, frequency of races, racing conditions, the health of the horse and other factors. Other “ownership privileges” provided by Manager will be available for purchase and can include on track events and race day privileges including paddock, backside and winners circle access.

For each horse acquired by each individual Series, the timeline for racing and expected cash flows may vary greatly. Different acquisitions will have different timelines depending on a variety of factors. More often than not, the Series will exist for 2-6 years (the racing life cycle) and then the Underlying Asset will be sold or retired.

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Deciding on a Horse

When deciding on what horse to purchase, a number of considerations must be evaluated by a seasoned team of experts. The Manager employs some of the most experienced experts in bloodstock and racing and also contracts with independent consultants to maximize its ability to make optimal decisions when purchasing a racehorse:

•	Pedigree: The recorded ancestry of the horse.

•	Pedigree Statistics: Win percentages and nicking statistics.

•	Race history (if applicable): Historic results of past races the horse has competed in

•	Race Replays (if applicable): Video of the historic races.

•	Potential trainer: Statistics and trends of the potential trainer

•	Valuation: The monetary worth set by the majority owner

•	Horse Owner/Breeder/Consignor: Historical statistics and reputation Conformation, Physical Attributes: Athletic prowess as indicated by key attributes of his/her physique

•	Purchase History: Publicly recorded title transfers of the horse

•	Workout reports and videos: Via professional clockers and internal evaluation of video footage

•	Bloodstock Agent Assessment (if applicable): Record and Reputation

•	3rd party appraisals (If applicable): Independent bloodstock appraisal

•	Veterinarian Assessments (if applicable): Independent assessment of health of horse

•	Biometrics (if applicable): Assessment of biometric data against desired attributes

This initial diligence information is used to determine if the horse is one that will be added to the MyRacehorse™ Platform and then the same information is made available to the prospective Investors to assist in their individual investment decisions.

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Types of Races

Maiden - A race for Non-winners

Maiden Special Weight - For horses that have never won a race, but cannot be claimed

Claiming - Race in which horses entered are subject to purchase, or "claim", for the specified claiming price (typically the horses have won at least one claiming or maiden race)

Allowance - a race other than claiming for which the racing secretary drafts certain conditions to determine weights

Stakes - The highest level of racing

Class Structure

Stakes

Grade 1 Stakes

Grade 2 Stakes

Grade 3 Stakes

Non-Graded Stakes

Classified Allowance

N4X - Non-winners of less than 4 races excluding claiming or Maiden (also referred to as "nonwinners of four races other than Maiden or claiming" or "4th level allowance")

N3X - Non-winners of less than 3 races excluding claiming or Maiden (also referred to as nonwinners of three races other than Maiden or claiming" or "3rd level allowance")

N2X - Non-winners of less than 2 races excluding claiming or Maiden (also referred to as nonwinners of two races other than Maiden or claiming" or "2nd level allowance")

N1X - Non-winners of less than 1 races excluding claiming or Maiden (also referred to as nonwinners of one race other than Maiden or claiming" or "1st level allowance")

Claiming

$100,000	- horses are entered but are subject to sale for the claiming price of $100,000

$80,000	- horses are entered but are subject to sale for the claiming price of $80,000

$62,500	- horses are entered but are subject to sale for the claiming price of $62,500

$50,000	- horses are entered but are subject to sale for the claiming price of $50,000

$40,000	- horses are entered but are subject to sale for the claiming price of $40,000

$32,000	- horses are entered but are subject to sale for the claiming price of $32,000

$25,000	- horses are entered but are subject to sale for the claiming price of $25,000

$20,000	- horses are entered but are subject to sale for the claiming price of $20,000

$16,000	- horses are entered but are subject to sale for the claiming price of $16,000

$12,500	- horses are entered but are subject to sale for the claiming price of $12,500

$8,000	- horses are entered but are subject to sale for the claiming price of $8,000

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Maiden

Maiden Special Weight

$50,000 Maiden Claiming

$32,000 Maiden Claiming

$25,000 Maiden Claiming

Competition

The Company under the advisement and stewardship of its Manager is becoming one of the more prominent and successful racing stables in the United States. The Company is very dependent on the expertise of its Manager. Competition in the horse racing business is strong and a constant challenge as further outlined in the “Risk Factors” section.

Government Regulation

Horse racing is regulated by the individual states and has very few centralized governing entities.

Operating Expenses

“Operating Expenses” are costs and expenses attributable to the activities of the Series (collectively, “Operating Expenses”), which may be as much as or greater than the actual cost of the interest in the Underlying Asset, including:

•	costs incurred in managing the Underlying Asset related to a Series, including, but not limited to boarding, maintenance, training and transportation costs (the “Upkeep Fees”);

•	costs incurred prior to the offering of the Underlying Asset, including, but not limited to costs associated with the initial acquisition of the Underlying Asset, vet checks, blood stock fees, etc. related to the pre-offering operation of the Underlying Asset (“Prepaid Expenses”), and, to the extent that Prepaid Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses and/or Distributable Cash which occur after the acquisition of the Underlying Asset;

•	costs incurred in preparing any reports and accounts of the Series, including any tax filings and any annual audit of the accounts of the Series (if applicable) or costs payable to any third-party registrar or transfer agent or governmental body and any reports to be filed with the Commission including periodic reports on Forms 1-K, 1-SA and 1-U;

•	any indemnification payments; and

•	any and all insurance premiums or related expenses in connection with the Underlying Asset, including mortality, loss of use, liability and/or medical insurance of an Underlying Asset to insure against the death, injury or third-party liability of racehorse ownership (as described in “Description of the Business – Business of the Company”). The decision to purchase insurance on a horse is made on a horse-by-horse basis. There is no guarantee that a horse you invest in will be insured.

We anticipate that for a majority of the Offerings, we will allocate a sizable portion of such Offering to a cash reserve to be spent on Upkeep Fees of the applicable Underlying Asset. However, if the Operating Expenses exceed the amount of revenues generated from the applicable Underlying Asset, the Manager may (a) advance or loan the amount of the Operating Expenses to such Series, on which the Manager may impose a reasonable rate of interest, which shall not be lower than the Applicable Federal Rate (as defined in the Internal Revenue Code), and be entitled to reimbursement of such amount from future revenues generated by such Series (“Operating Expenses Reimbursement Obligation(s)”), and/or (b) cause additional Interests to be issued in order to cover such additional amount. In such cases, until a Series generates revenues from its interest in the applicable Underlying Asset, we expect a Series to, initially, deplete only the Upkeep Fees. We may incur Operating Expenses Reimbursement Obligations or the Manager pays such Operating Expenses incurred and will not seek reimbursement if Operating Expenses exceed revenues and Upkeep Fees.

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From time to time, certain Offerings will not have an allocated upfront cash reserve for Upkeep Fees as part of such Offering proceeds. Instead, the Manager or an affiliate will, in connection with such Offering, incur liabilities related to Upkeep Fees on behalf of the Series and be entitled to reimbursement of such amount only upon a sale of the Underlying Asset or a dissolution or termination of such Series and not from Distributable Cash (as defined below) from ongoing revenues generated by such Series. Notwithstanding the foregoing, in these types of Offerings, there will still exist a smaller pre-paid cash reserve for Prepaid Expenses and insurance, administrative and general Operating Expenses which is intended to cover three years of such projected Operating Expenses (excluding Upkeep Fees).

In addition, the Manager, in these types of Offerings, retains discretion to also (a) loan the amount of the Operating Expenses to such Series, on which the Manager may impose a reasonable rate of interest, which shall not be lower than the Applicable Federal Rate (as defined in the Internal Revenue Code), and/or (b) cause additional Interests to be issued in order to cover such additional amounts.

Regardless of the type of Offering, an Interest Holder will be liable only to the extent of their agreed upon capital contributions and, if no such capital remains at dissolution, such Interest Holder will not be liable for the failure of a Series to repay its underlying debt or liabilities, including the Operating Expenses Reimbursement Obligations.

Indemnification of the Manager

To the fullest extent permitted by applicable law, subject to approval of each Series Manager, all officers, directors, shareholders, partners, members, employees, representatives or agents of the Manager or a Series Manager, or their respective affiliates, employees or agents (each, a “Covered Person”) shall be entitled to indemnification from such Series (and the Company generally) for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Series Manager, or such Series and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement and any Series Agreement, except that no Covered Person shall be entitled to be indemnified for any loss, damage or claim incurred by such Covered Person by reason of fraud, deceit, gross negligence, willful misconduct or a wrongful taking with respect to such acts or omissions; provided, however, that any indemnity under the Operating Agreement shall be provided out of and to the extent of the assets of the such Series only, and no other Covered Person or any other Series or the Company shall have any liability on account thereof.

To the fullest extent permitted by applicable law, subject to approval of a Series Manager, all expenses (including legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by such Series prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by such Series of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in the Operating Agreement.

Description of the Management Agreement

Each Series will appoint the Manager to serve as Manager (the “Manager”) to manage its interest in the Underlying Asset pursuant to a management agreement (the “Management Agreement”).

The services provided by the Manager will include:

•	Rendering management and administration services and support and other management support needed for Company’s and each Series’ operations;

•	A license to the MyRacehorse™ Platform for the facilitation of the offerings of the Series Interests;

•	Determining which Assets to select and purchase; and

•	Determining the amount of the selling price of the Assets upon disposition thereof.

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The term of the Management Agreement shall commence on the date executed and shall have a term of one (1) year unless earlier terminated as provided for therein. The term of the Management agreement shall be automatically extended for a series of additional one (1) year terms unless Company notifies the Manager in writing of its desire to terminate this Agreement at least sixty (60) days prior to the expiration of the current term.

Each Series will indemnify the Manager out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving as Manager under the Management Agreement with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

A copy of the Management Agreement is attached hereto as Exhibit 6.1.

Management Fee

As consideration for managing each Underlying Asset, the Manager will be paid a one-time Due Diligence Fee of approximately 15.0% of the offering proceeds and a Management Fee on an ongoing basis equal to 10% of Gross Proceeds generated by the Series.

Amendment to Management Agreement – Management Performance Bonus and Final Gross Proceeds Fee (applicable to future offerings)

In connection with future offerings, the Company and the Manager have entered into an amendment to modify the fee structure payable to the Manager as follows:

Combination of the existing Due Diligence and Management Fee into a “Management/Due Diligence Fee”.

The Company is combining its existing due diligence and management fee structures into a single, ongoing Management/Due Diligence Fee which will cover the Manager’s work on behalf of a Series during its lifecycle. This includes the existing Due Diligence Fee which is a fee paid to Manager as compensation for due diligence services in evaluating, investigation and discovering the Underlying Assets and establishing the Series, not to exceed the maximum Due Diligence Fee as detailed in the Use of Proceeds for each Series. This fee includes the costs associated with managing all aspects of the selection of horses and the establishment of a series. This also includes the selection and oversight of third-party contractors such as attorneys, accountants and bloodstock agents. In addition, ongoing work for management of veterinarians, co-owners, trainers, boarding facilities and review and audit of bills (from veterinarians, trainers, farriers etc.) will be covered here. The percentage will be determined on a series-by-series basis. The existing “Management Fee” as discussed below will be transitioned to a “Management Performance Bonus” which will only accrue in certain circumstances as described below.

Creation of “Management Performance Bonus” and “Final Gross Proceeds Fee.”

For future offerings, the “Management Fee” has been combined with the “Due Diligence Fee” resulting in the “Management/Due Diligence Fee”.

In its place, a “Management Performance Bonus” will be in place for future offerings and is limited in scope when compared with the past “Management Fee”. For the “Management Performance Bonus, the Manager shall receive 10 % of all Gross Proceeds from stakes races only.

Separately, for future offerings, in connection with final sales of the Underlying Asset, in addition to the Management Performance Bonus, upon the sale of an Underlying Asset, the Manager shall receive 5% of the Final Sale Gross Proceeds if the Underlying Asset has depreciated and 20% of the Final Sale Gross Proceeds if the Underlying Asset has appreciated (referred to as “Final Gross Proceeds Fee”).

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“Final Sale Gross Proceeds” is defined as the sum of all money generated by the sale of a horse owned by a Series, prior to any deductions that have been made or will be used for expenses. The Underlying Asset appreciation is calculated as the Gross Sale Price minus the Gross Purchase Price.

A copy of the Amendment First Amendment to Management Services Agreement is attached hereto as Exhibit 6.36

Facilities

The Manager is located 120 Kentucky Avenue Suite 110 in Lexington Kentucky and has a three year lease on the facility. The Manager presently has approximately 25 employees, 20 independent contractors and 1 advisor. The Company does not have any employees.

Legal proceedings

None of the Company, any series, the Manager, or any director or executive officer of the Manager is presently subject to any material legal proceedings.

Allocation of expenses

To the extent relevant, Offering Expenses, Operating Expenses, revenue generated from interests in underlying assets and any indemnification payments made by the Company will be allocated amongst the various interests in accordance with the Manager’s sole discretion. The Manager intends to allocate items that are allocable to a specific series to be borne by, or distributed to (as applicable), the applicable series of interests. If, however, an item is not allocable to a specific series but to the Company in general, it will be allocated pro rata based on the value of interests in underlying assets (e.g., in respect of asset level insurance) or the number of interests, as reasonably determined by the Manager.

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MANAGEMENT

Manager

The Manager of the Company is Experiential Squared, Inc., a Delaware corporation formed on December 27, 2016 (also referred to as “Experiential” or as “Manager.”)

The Company operates under the direction of the Manager, which is responsible for directing the operations of our business, directing our day-to-day affairs, and implementing our business strategy. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require. The Manager is responsible for determining maintenance required in order to maintain or improve the asset’s quality, determining how to monetize a Series and other underlying assets at Membership Experience Programs in order to generate profits and evaluating potential sale offers, which may lead to the liquidation of a Series as the case may be.

The Company will follow guidelines adopted by the Manager and implement policies set forth in the Operating Agreement unless otherwise modified by the Manager. The Manager may establish further written policies and will monitor our administrative procedures, asset operations and performance to ensure that the policies are fulfilled. The Manager may change our objectives at any time without approval of our Interest Holders. The Manager is one of the leading bloodstock and racing management operations in the United States with over 70 wins as of February 2022.

The Manager performs its duties and responsibilities pursuant to our Operating Agreement. We have agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities.

Responsibilities of the Manager

Under Nevada law, the fiduciary duties of a manager to the limited liability company and to its members are limited to that of good faith and fair dealing. The Operating Agreement for the Company has set forth standards by which the duties of the Manager are to be measured.

Among other things, the Operating Agreement recognizes that the Manager (directly or through affiliates) is permitted to conduct outside business activities that may conflict with the Company’s business. The Company's business operations and affairs will be managed entirely by the Manager, which may be subject to certain conflicts of interest. (See "CONFLICTS OF INTEREST.") In addition, the Manager may, if desired, submit any contract or act for approval or ratification by the Members of the Company, and any contract or act approved or ratified by the affirmative vote of the Members holding a majority of percentage interests will not constitute a violation of the Manager’s duties to the Company or its Members.

The Members have not been separately represented by independent legal counsel in their dealings with the Manager. Members must rely on the good faith and integrity of the Manager to act in accordance with the terms and conditions of this Offering. The terms of establishment of the Company, its operations, and the operating agreement has been prepared by the Manager. Therefore, the terms and the Operating Agreement have not been negotiated in an arms' length transaction, and there is no assurance that the Company could not have obtained more favorable terms from a third party for any of these agreements. INVESTORS SHOULD CONSULT WITH THEIR OWN COUNSEL TO EVALUATE ANY AND ALL OF THESE AGREEMENTS AND RELATIONSHIPS.

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The Manager must, on demand, give to any Member or his legal representative true and complete information concerning all Company affairs as required by law. Each Member or his legal representative has the right to inspect and copy the Company books and records upon reasonable request and in accordance with applicable law.

The Operating Agreement provides that the Manager shall have no liability to the Company for losses resulting from errors in judgment or other acts or omissions, as long as (i) the Manager determined, in good faith, that such action or inaction was in, or not opposed to, the best interests of the Company and (ii) such action or inaction did not constitute fraud, deceit, willful misconduct, gross negligence, or a wrongful taking. The Operating Agreement also provides that the Company shall indemnify the Manager against liability and related expenses (including reasonable attorneys' fees and costs) incurred in dealing with the Company, Members or third parties, so long as the standard described above is met. Therefore, Members may have a more limited right of action then they would have absent these provisions in the Operating Agreement. A successful indemnification of the Manager or any litigation that may arise in connection with the Manager's indemnification could deplete the assets of the Company. Members who believe that a breach of the Manager's duty has occurred should consult with their own counsel.

Executive Officers, Directors and Significant Employees of the Manager

The following individuals constitute the Board of Directors, executive management and significant employees of the Manager:

Name	Age	Position	Term of Office (Beginning)
Executive Officers and Directors

Michael Behrens	45	Chief Executive Officer, Chief Financial Officer, Secretary, and Director	Inception

Significant Employees

Chris Ransom	43	Head of Finance and Strategy	September 2020
Amber Jain	44	Head of Digital Product	November 2019
Roderick Wachman	53	Global Head of Bloodstock and Stable Management	March 2021
Joe Mishak	37	Racing Operations Manager	April 2018
Joe Moran	27	West Coast Racing Manager; Head of Edge Racing	July 2018
Paige Albarado	32	Midwest Racing Manager	November 2019
Harry Rice	25	East Coast Racing Manager	August 2021
Molly Seiber	30	Head of Content	January 2020

Background of Officers and Directors of the Manager

The following is a brief summary of the background of each director and executive officer of the Manager:

Michael Behrens, Chief Executive Officer, Chief Financial Officer, Secretary and Director

Michael has served as the CEO of Experiential Squared since 2018. Under his leadership, as of February 2022, Experiential has managed well over 100 racehorses across the United States and achieved over 70 wins including the Kentucky Derby and Breeders Cup Classic. He has built and led a team of experts in racing management, bloodstock services, content, marketing, legal and technology. Experiential now manages stables in Ireland, the United Kingdom and Australia and is quickly rising to a leadership position in managing, acquiring and selling racehorses.

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Background of Significant Employees

The following is a brief summary of the background of some of our significant employees that build, manage and optimize the horses and our Investor experiences:

Chris Ransom, Head of Finance and Strategy

As our head of finance, Chris is responsible for the allocation of capital to our stable in both acquisitions and training and provides a strong role of governance to all use of capital in each series to maximize shareholder value. Since our launch he has been one of our top strategic advisors, and joined the team in 2020.

A graduate of Boston University, Chris Ransom has over twenty years of experience as a financial executive in the construction, real estate, and thoroughbred industry.

Amber Jain, Head of Digital Product

As head of digital product, Amber’s primary responsibility is to lead MyRacehorse to imagine, develop and deliver great digital experiences to its customer base of racehorse owners. His daily responsibilities are focused on building features that enrich the ownership experience for investors in each of the Series/Horses. A major expectation with an investment in a series is to unlock the full experience of ownership. The MyRacehorse tech stack provides, updates on training, video interviews with trainers, analysis by key industry stakeholders, Q/A session with key stakeholders, race day financials, sharing, and other stable management features.

Amber has an MS degree in Computer Science from University of Southern California along with a BS in Electrical Engineering. Prior to joining MyRacehorse, Amber served as a hands’ on technology leader in the digital marketing space building cutting edge MarTech products around attribution, personalization and campaign optimization focusing on SEM and Display channels.

Roderick Wachman, Global Head of Bloodstock and Stable Management

As our Head of Global Bloodstock and Stable Management, Roderick’s chief responsibilities include working with our racing team and our resident veterinarian to review potential acquisition targets, develop and maintain an approved list of trainers and racing partners and oversee the management of our stable. Roderick was born and raised in Ireland; he has worked in the thoroughbred industry for 31 years. Gaining experience in Ireland, England, New Zealand and Australia. Settling in Lexington, Kentucky in 1994, where he worked for Brookdale Farm and Bluegrass Thoroughbred Services. He started and successfully operated Kingswood Farm from 2001 - 2014, before deciding to operate an international Bloodstock agency.

Joe Mishak, Racing Operations Manager

As our head of racing operations, Joe’s chief responsibilities are to support our Head of Bloodstock and Racing and to manage the entire stable from end-to-end. His role is focused on ensuring much of the day to day activities managing our stable are operating at maximum capacity, including, race selections, acquire/sell opportunities, obtaining, review, and assessing veterinarian and trainer reports, communicating with our co-owners and also working with each state on racing licenses. During his tenure with our company he has led many of our key decisions around moving horses to different trainers and circuits, selling/retiring horses, nominating horse to key races, and acquiring horses as auction and privately. Joe has degrees from The University of Arizona’s Racetrack Industry Program (Master of Animal Sciences) and La Salle University (Business Administration). At The University of Arizona, his thesis analyzed the role of racing syndicates in the racing industry with an emphasis on economics, racing statistics and profitability analyses.

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Joe Moran, West Coast Racing Manger and Head of Edge Racing

Joe’s responsibilities include managing our stable of runners in the West Coast division and serves as the lead for our partnership racing product, Edge Racing. In this capacity Joe routinely is on site (mornings and afternoons) to watch the divisions runners train and race, coordinate with respective trainers regarding training schedule and race results, as well as developing and maintaining key relationships with our racing partners and track officials. Joe, a graduate of Oklahoma Baptist University, has been around the racing industry his entire life. His first introduction to the industry came through his father who owns a number of horses on the Southern California circuit. In addition to spending significant time at the barns with his family’s horses, Joe also worked in the Andy Mathis barn as a hot walker and groom.

Paige Albarado, Midwest Racing Manager

As our manager of Midwest Racing, Paige’s chief responsibilities includes working with our horses, trainers and tracks in the Midwest. In this capacity Paige routinely is on site (mornings and afternoons) to watch the divisions runners train and race, coordinate with respective trainers regarding training schedule and race results, as well as developing and maintaining key relationships with our racing partners and track officials. Insights gained by these activities areas then collaborates with our operations manager and global bloodstock and racing to continually refine/optimize our stable management strategies. Paige also plays a critical role leading the customer support team regarding shareholder inquiries, horse visitations, and providing shareholder updates.

Paige graduated from the University of Kentucky (Equine Science and Management) and began her career in the racing industry as an assistant trainer for a number of years at JP Stables in Lexington, Kentucky. Prior to joining our company, Paige was the Head of Horsemen’s Relations at Fair Grounds Race Course in New Orleans. Additional stints include working with Taylor Made Sales (yearling division) and trainer Dale Romans sales consignment.

Harry Rice, East Coast Racing Manager

As our manager of East Coast Racing, Harry's chief responsibilities include working with our trainers for all our East Coast horses. Harry is regularly on site for both morning training and afternoon races to watch the division's runners, coordinate training schedules with respective trainers, as well as develop relationships with our racing partners and track officials. Insights gained from these areas are used to collaborate with our operations manager and global head of bloodstock/racing to continually improve our stable management strategies. Being immersed in racing from birth, Harry grew up around the racetracks of New York where his father helped him make invaluable connections that are utilized daily. When school years ended in high school and college, Harry gained knowledge in the racing industry by working for Hall of Fame trainers Tom Voss and Shug McGaughey. After attending Penn State University, Harry began working as a foreman/assistant trainer to Tom Morley while gaining television production experience from his wife, Maggie Wolfendale. Prior to joining MyRacehorse in August 2021, Harry was a production assistant at ESPN where he had stints on both SportsCenter and Daily Wager.

Molly Seiber, Head of Content

Molly Seiber started her career in Thoroughbred Horse Racing at the Breeders’ Cup World Championships by launching their presence on social media and creating an award-winning mobile app.  Since then, Seiber has acquired a number of awards on her shelves including an Eclipse Award.  She brings a decade of experience learning what content the racing public craves and what content will best serve our owners. Since starting her role at MyRacehorse she has dedicated her time to creating exclusive and engaging content for the MRH investors and making their ownership experience one of a kind. Content includes live streams, interviews, assessments, profiles and more.

Advances from Manager

See “Management’s Discussion and Analysis of Financial Condition and Results of Operation - Advances from Manager” section above for more information.

Related Party Transactions

See “Management’s Discussion and Analysis of Financial Condition and Results of Operation - Related Party Transactions” section above for more information.

Conflicts of Interest

See “Conflicts of Interest” section above for more information.

151

COMPENSATION

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by the Company. The chief executive officer of the Manager plus other employees of the Manager manage our day-to-day affairs, oversee the review, selection and recommendation of underlying assets, service acquired assets and monitor the performance of these assets to ensure that they are consistent with our business objectives. Each of these individuals receives compensation for his or her services, including services performed for us on behalf of the Manager, from Experiential Squared, Inc.  Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to the Manager, we do not intend to pay any compensation directly to these individuals.

Compensation of Manager

The Manager will receive reimbursement for costs incurred relating to this and other offerings (e.g., Offering Expenses and Operating Expenses) and, in its capacity as Manager, a Management Fee (including the Due Diligence Fees and 10% and any earned Performance Management Fees). Neither the Manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of the Interests.

The annual compensation of the Manager for Fiscal Year 2021 was as follows:

Name	Capacities in which compensation was received (e.g., Chief Executive Officer, director, etc.)	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Experiential Squared, Inc.	Manager	$1,949,857	$688,047(1)	$2,637,904

_____________________

(1)	Compensation related to the Manager performing bloodstock services and general and administrative services in connection with the management for certain Underlying Assets of their respective Series in 2021.

In addition, should a series’ revenue exceed its ongoing Operating Expenses and various other potential financial obligations of the series, the Manager in its capacity as the Manager may receive a Management Fee as described in “Description of the Business – Management Fee.”

A more complete description of Management of the Company is included in “Description of the Business” and “Management”.

Except as set forth herein, we do not have any ongoing plan or arrangement for the compensation of executive officers and our Manager.

152

PRINCIPAL INTEREST HOLDERS

The Company is managed by Experiential Squared, Inc. which is also the Company’s 100% owner. Experiential Squared, Inc., and/or its affiliates, have no intention of owning any of the Interests in the Series at Closing. However, Experiential Squared, Inc., and/or its affiliates, still reserve the right to participate in the Offering on the same terms and conditions as the Investors at their discretion and may opt to convert a Profit Participation Convertible Promissory Note into interests that remain unsold in this offering. The address of Experiential Squared, Inc. is 120 Kentucky Avenue, Suite 110 Lexington KY 40502.

The following table sets forth information regarding beneficial ownership of the securities of the Company as of March 31, 2022 (i) by each of our officers and directors; (ii) by all of our officers and directors as a group; and (iii) by each person who is known by us to beneficially own more than 10% of any class of our voting securities. Unless otherwise specified, the address of each of the persons set forth below is in care of our company at 120 Kentucky Ave, Suite 110 Lexington KY 40502:

Underlying Asset	Name of Beneficial Owner	Number of Interests Beneficially Owned	Percentage of Interests Beneficially Owned
	Experiential Squared, Inc. (Manager)	N/A	100.00%
Action Bundle (4)	Experiential Squared, Inc. (Manager)	10,000	100.00%
Amandrea	Experiential Squared, Inc. (Manager)	42	7.64%
Lookwhogotlucky	Experiential Squared, Inc. (Manager)	0	0.00%
Amers	Experiential Squared, Inc. (Manager)	0	0.00%
Howboutdemapples	Experiential Squared, Inc. (Manager)	0	0.00%
Kanthari	Experiential Squared, Inc. (Manager)	5	0.10%
Quantum Theory	Experiential Squared, Inc. (Manager)	0	0.00%
Authentic	Experiential Squared, Inc. (Manager)	58	0.46%
Can't Hush This	Experiential Squared, Inc. (Manager)	1	0.06%
Balletic	Experiential Squared, Inc. (Manager)	4760	93.33%
Bella Chica	Experiential Squared, Inc. (Manager)	70	70.00%
Big Mel	Experiential Squared, Inc. (Manager)	0	0.00%
Halofied	Experiential Squared, Inc. (Manager)	5	25.00%
Bullion	Experiential Squared, Inc. (Manager)	0	0.00%
Cable Boss	Experiential Squared, Inc. (Manager)	435	8.53%
Cairo Kiss	Experiential Squared, Inc. (Manager)	0	0.00%
Carrothers	Experiential Squared, Inc. (Manager)	1077	21.12%
Provocateur	Experiential Squared, Inc. (Manager)	5	1.22%
Chad Brown Bundle	Experiential Squared, Inc. (Manager)	11	0.22%
Classic Cut	Experiential Squared, Inc. (Manager)	0	0.00%
Sixtythreecaliber	Experiential Squared, Inc. (Manager)	0	0.00%
Search Engine	Experiential Squared, Inc. (Manager)	1	0.02%
Collusion Illusion	Experiential Squared, Inc. (Manager)	5	0.02%

153

Sacred Beauty	Experiential Squared, Inc. (Manager)	2	0.49%
Tap the Gavel	Experiential Squared, Inc. (Manager)	0	0.00%
Daddy's Joy	Experiential Squared, Inc. (Manager)	2	0.33%
Dancing Crane	Experiential Squared, Inc. (Manager)	2	10.00%
Daring Dancer 20	Experiential Squared, Inc. (Manager)	3	0.40%
Dancing Destroyer	Experiential Squared, Inc. (Manager)	0	0.00%
Deep Cover	Experiential Squared, Inc. (Manager)	2	0.25%
Demogorgon	Experiential Squared, Inc. (Manager)	0	0.00%
Always Hopeful	Experiential Squared, Inc. (Manager)	9	0.88%
Hero Status	Experiential Squared, Inc. (Manager)	5	0.08%
Escape Route	Experiential Squared, Inc. (Manager)	0	0.00%
Above Suspicion	Experiential Squared, Inc. (Manager)	1	0.12%
Frosted Oats	Experiential Squared, Inc. (Manager)	3	0.07%
Future Stars Stable	Experiential Squared, Inc. (Manager)	96	0.96%
Going to Vegas	Experiential Squared, Inc. (Manager)	32	0.63%
Got Stormy	Experiential Squared, Inc. (Manager)	68	1.33%
Cornice Traverse	Experiential Squared, Inc. (Manager)	3	0.40%
Grand Traverse Bay 20	Experiential Squared, Inc. (Manager)	0	0.00%
Malibu Mayhem	Experiential Squared, Inc. (Manager)	9	1.38%
Forbidden Kingdom	Experiential Squared, Inc. (Manager)	1	0.10%
American Heiress	Experiential Squared, Inc. (Manager)	12	0.24%
Kiana's Love	Experiential Squared, Inc. (Manager)	0	0.00%
Kichiro	Experiential Squared, Inc. (Manager)	71	35.50%
Lane Way	Experiential Squared, Inc. (Manager)	2	0.03%
Inalattetrouble	Experiential Squared, Inc. (Manager)	4	0.98%
Lazy Daisy	Experiential Squared, Inc. (Manager)	1	0.08%
Laforgia	Experiential Squared, Inc. (Manager)	20	0.20%
Madarnas	Experiential Squared, Inc. (Manager)	0	0.00%
Major Implications	Experiential Squared, Inc. (Manager)	0	0.00%
Man Among Men	Experiential Squared, Inc. (Manager)	0	0.00%
A Mo Reay	Experiential Squared, Inc. (Manager)	1	0.12%
Straight No Chaser	Experiential Squared, Inc. (Manager)	1101	55.05%
Carpe Vinum	Experiential Squared, Inc. (Manager)	0	0.00%
Tepeu	Experiential Squared, Inc. (Manager)	0	0.00%
Dolce Notte	Experiential Squared, Inc. (Manager)	0	0.00%
Miss Puzzle	Experiential Squared, Inc. (Manager)	0	0.00%
Miss Sakamoto	Experiential Squared, Inc. (Manager)	0	0.00%
Mo Mischief	Experiential Squared, Inc. (Manager)	0	0.00%

154

Monomoy Girl	Experiential Squared, Inc. (Manager)	111	1.09%
Moonless Sky	Experiential Squared, Inc. (Manager)	0	0.00%
Motion Emotion (3)	Experiential Squared, Inc. (Manager)	1020	100.00%
Mrs. Whistler	Experiential Squared, Inc. (Manager)	0	0.00%
Naismith	Experiential Squared, Inc. (Manager)	6	0.60%
National Road	Experiential Squared, Inc. (Manager)	11	55.00%
New York Claiming Package	Experiential Squared, Inc. (Manager)	0	0.00%
Night of Idiots	Experiential Squared, Inc. (Manager)	18	22.50%
Nileist	Experiential Squared, Inc. (Manager)	0	0.00%
Noble Goddess	Experiential Squared, Inc. (Manager)	0	0.00%
NY Exacta	Experiential Squared, Inc. (Manager)	3	0.59%
Celebrity News	Experiential Squared, Inc. (Manager)	5	0.42%
Palace Foal	Michael Behrens (Affiliate of Manager)	510	100.00%
Popular Demand	Experiential Squared, Inc. (Manager)	2	0.20%
Power Up Paynter	Experiential Squared, Inc. (Manager)	0	0.00%
Regal Rebel	Experiential Squared, Inc. (Manager)	30	1.50%
Chasing Time	Experiential Squared, Inc. (Manager)	0	0.00%
Rosie's Alibi	Experiential Squared, Inc. (Manager)	20	0.20%
Salute to America	Experiential Squared, Inc. (Manager)	0	0.00%
Sauce On Side	Experiential Squared, Inc. (Manager)	0	0.00%
Shake It Up Baby	Experiential Squared, Inc. (Manager)	0	0.00%
Sigesmund	Experiential Squared, Inc. (Manager)	139	69.50%
Iron Works	Experiential Squared, Inc. (Manager)	0	0.00%
Social Dilemma	Experiential Squared, Inc. (Manager)	0	0.00%
Soul Beam	Experiential Squared, Inc. (Manager)	0	0.00%
Ancient Royalty	Experiential Squared, Inc. (Manager)	1	0.13%
Squared Straight	Experiential Squared, Inc. (Manager)	0	0.00%
Storm Shooter	Experiential Squared, Inc. (Manager)	2	0.10%
Street Band	Experiential Squared, Inc. (Manager)	0	0.00%
Solar Strike	Experiential Squared, Inc. (Manager)	24	0.47%
In Due Time	Experiential Squared, Inc. (Manager)	0	0.00%
Swiss Minister	Experiential Squared, Inc. (Manager)	0	0.00%
Takeo Squared	Experiential Squared, Inc. (Manager)	0	0.00%
Infinite Empire	Experiential Squared, Inc. (Manager)	3	0.37%
Tavasco Road	Experiential Squared, Inc. (Manager)	0	0.00%
Walk the Talk	Experiential Squared, Inc. (Manager)	0	0.00%

155

Duke of Love	Experiential Squared, Inc. (Manager)	686	34.30%
The Filly Four	Experiential Squared, Inc. (Manager)	45	0.56%
Thirteen Stripes	Experiential Squared, Inc. (Manager)	0	0.00%
Tizamagician	Experiential Squared, Inc. (Manager)	0	0.00%
Tufnel	Experiential Squared, Inc. (Manager)	57	1.10%
Annahilate	Experiential Squared, Inc. (Manager)	3	0.67%
Two Trail Sioux 17K	Experiential Squared, Inc. (Manager)	0	0.00%
Utalknboutpractice	Experiential Squared, Inc. (Manager)	5	5.00%
Vertical Threat	Experiential Squared, Inc. (Manager)	2	0.33%
Vow	Experiential Squared, Inc. (Manager)	0	0.00%
War Safe	Experiential Squared, Inc. (Manager)	995	49.75%
Wayne O	Experiential Squared, Inc. (Manager)	0	0.00%
Who Runs the World	Experiential Squared, Inc. (Manager)	2561	50.22%
Micro Share	Experiential Squared, Inc. (Manager)	11	0.22%
Golden Quality	Experiential Squared, Inc. (Manager)	3	15.00%
Star Six Nine	Experiential Squared, Inc. (Manager)	8	0.08%
Yes This Time	Experiential Squared, Inc. (Manager)	4	20.00%
Magical Ways	Experiential Squared, Inc. (Manager)	2189	36.48%
Zestful	Experiential Squared, Inc. (Manager)	0	0.00%

______________

(1)	Experiential Squared, Inc. or an affiliate holds a promissory note which provides that, at its election, such beneficial owner may convert the outstanding balance of the note into the number of unsold Series Interests in the offering of such Series on the date of conversion. As such, such party is deemed to be the beneficial owner of such unsold Series Interests until such time as the Series is fully subscribed. Notwithstanding the foregoing, as to Series offerings closed on or prior to September 18, 2020, such holders listed above are direct Series Interest Holders as all such promissory notes have been converted in full prior to such date.
(2)	The purchase of membership interests in a Series of the Company is an investment only in that Series (and with respect to that Series’ Underlying Asset) and not an investment in the Company as a whole.
(3)	On April 2, 2021, the Series Motion Emotion Offering was terminated prior to any securities being offered.
(4)	On April 2, 2021, the Series Action Bundle Offering was terminated prior to any securities being offered.

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DESCRIPTION OF INTERESTS OFFERED

The following is a summary of the principal terms of, and is qualified by reference to the Operating Agreement, attached hereto as Exhibit 2.2, the Series Agreements, attached hereto as exhibits as it relates to each specific Series, and the Subscription Agreement, attached hereto as Exhibit 4.1, relating to the purchase of the applicable Series of Interests. This summary is qualified in its entirety by reference to the detailed provisions of those agreements, which should be reviewed in their entirety by each prospective Investor. In the event that the provisions of this summary differ from the provisions of the Operating Agreement, Series Agreement or the Subscription Agreement (as applicable), the provisions of the Operating Agreement, Series Agreement or the Subscription Agreement (as applicable) shall apply. Capitalized terms used in this summary that are not defined herein shall have the meanings ascribed thereto in the Operating Agreement or Series Agreement.

Series Agreement

Each Series will have its own Series Agreement and a Subscription Agreement. The Series Agreement will include a description of the following investment details, among other things:

•	Such Member classes as the Series Manager may determine to be necessary, appropriate, or advantageous for operation of the Series and meeting its business objectives.

•	The Minimum and Maximum Dollar Amounts for each Series, if any, based on the amount of Capital Contributions needed to acquire, operate and improve the Asset.

•	The Minimum Investment Amount required of an individual Investor by each Series.

•	A tabular summary of the sources and uses of proceeds of the Capital Contributions raised by each Series.

•	The important dates relative to acquisition of the Asset or Capital Contributions needed for each Series.

Rights and Liabilities of Members

The rights, duties and powers of Members are governed by the Operating Agreement and the discussion herein of such rights, duties and powers is qualified in its entirety by reference to such Agreement and Act. Members who become Members in a Series in the manner set forth herein will be responsible for the obligations of the Series and will be liable only to the extent of their agreed upon capital contributions. Members may be liable for any return of capital plus interest if necessary to discharge liabilities existing at the time of such return. Any cash distributed to Members may constitute, wholly or in part, return of capital.

Members will have very limited control over the management of the Company or the Series. Our Manager has sole power and authority over the management of our Company and the individual Series, subject only to certain rights of our Members and our membership as a whole, to vote on certain limited matters. Furthermore, our Manager may only be removed for “Good Cause”, meaning willful misfeasance, bad faith, gross negligence or reckless disregard by the Manager in the performance of its duties, the criminal conviction of a federal or state securities law or any other criminal wrong-doing. To remove the Manager for “Good Cause”, Members holding in excess of 75% of the percentage interests, or (ii) Members holding in excess of 75% of the outstanding percentage interests owned by disinterested Members must approve.

Therefore, you will not have an active role in our Company’s management and it will be difficult to cause a change in our management.

157

Interest Subscriptions

Interests in each Series will be sold for a set price per Interest. To purchase Interests in an individual Series, an Investor must deliver to the Company a Subscription Agreement in the form attached to this Offering Circular as Exhibit 4.1 by completing the online submission at MyRacehorse.com.

Rights, Powers and Duties of Manager

Subject to the right of the Members to vote on certain limited matters, the Manager will have sole control of the business operations of the Series. The Manager is not required to devote full time to Company and Series affairs but only such time as is required for the conduct of Company and Series business. The Manager acting alone has the power and authority to act for and bind the Company or an individual Series.

The Manager is granted the special power of attorney of each Member for the purpose of executing the documents which the Members have expressly agreed to execute and deliver or which are required to be executed, delivered and/or filed under applicable law.

Dividends/Distributions

The Manager will attempt to manage the individual Series so as to issue dividend payments, to the extent of available cash flow. Therefore, (i) 10% of Gross Proceeds shall be payable to the Manager as a Management Fee; (ii) in the event that the Manager performs bloodstock services for an Underlying Asset, the Manager will also be paid up to 5.0% of the cost of the Underlying Asset for providing such services; and then (iii) the remaining cash available for dividends shall be payable to the Members on a pro rata basis. This shall be calculated as 100% of the dividends available after payment of the Management Fee and bloodstock fee, if applicable, multiplied by a fraction with the fraction being the number of Interests held by the Member as the numerator and the total number of outstanding Interests as the denominator. The Manager shall determine the cash available for dividends after retention of reasonable working capital reserves and payment of liabilities.

Working capital may include pre-paid insurance and administrative expenses for a horse for up to 3 years. Working capital expenses may be as much as the cost of the interest in the Underlying Asset.

Meetings

The Manager may call a meeting of an individual Series. Unless the notice otherwise specifies, all meetings will be held at the office of the Company. Members have the rights to call meetings accorded to them under the Operating Agreement or the individual Series Agreement and applicable law.

Accounting and Reports

Right of Inspection; Provision of Records to Members

Each Member has the right, upon reasonable request, for purposes reasonably related to the interest of that person as a Member, to inspect and copy during normal business hours any of the records required to be maintained by the Manager under the Act.

158

The Manager will furnish to a Member a copy of any amendment to the articles of organization or operating agreement executed by the Manager pursuant to a power of attorney from the Member.

Members will be limited to the inspection of the books and records of the individual Series in which they are a Member.

Annual Report

At such time as the Company has more than thirty-five (35) Members, each of the following shall apply:

The Manager will cause an annual report to be sent to each of the Members not later than one hundred twenty (120) days after the close of the Fiscal Year. The report, which may be sent by electronic transmission, will contain a balance sheet as of the end of the Fiscal Year and an income statement and a statement of cash flows for the Fiscal Year.

Members representing at least five (5) percent of the percentage interests, or three or more Members, may make a written request to the Manager for an income statement of the Company for the initial three-month, six-month, or nine-month period of the then-current Fiscal Year ending more than 30 days prior to the date of the request, and a balance sheet of the Company as of the end of such period. The statement will be delivered or mailed to the Members within thirty (30) days thereafter.

The financial statements will be accompanied by the report, if any, of the independent accountants engaged by the Company or, if there is no report, the certificate of the Manager that the financial statements were prepared without audit from the books and records of the Company.

Tax Information

The Company will send or cause information to be sent in writing to each Member within ninety (90) days after the end of each taxable year the information necessary to complete federal and state income tax or information returns. Based on the Company’s intention to treat each Series as a corporation for tax purposes, the primary reporting Members should expect is through Form 1099.

Limited Voting Rights of Members

The affirmative vote of a Majority of Interests of all of the Members associated with a Series shall be required for the Company to merge or consolidate with or into, or convert into, another entity, but not to enter into a joint venture arrangement with another party or sell an Underlying Asset.

A Series Manager may be removed at any time, for Good Cause, by the decision of such Series Members owning more than seventy-five percent (75%) of the Percentage Interests in that Series.

Certain actions may require both a majority of all percentage interests in the Company and the consent of the Manager, as provided in such Series Agreement.

The disposition by the Company of all or substantially all of the Company’s assets includes the disposition of all or substantially all of the assets of all of the Company’s subsidiaries in a single transaction or series of transactions but expressly excludes a sale of the assets of any single Series that owns a single Asset, which may be made by the Manager without the consent of Members.

159

Withdrawal from a Series

Each Series expects to operate for approximately four (4) to six (6) years at which time the Underlying Asset of the Series will be retired. Thereafter, the Members shall receive a return of their capital, if available. The Members should not expect withdrawal prior to this time.

Dissolution and Winding-Up

The Series Manager may dissolve the Series at any time once the Series Assets have been sold. The dissolution may only be ordered by the Series Manager or the Company, not by an owner of Series Membership Interests or by any Member of the Series. Upon dissolution of a Series, all Members of that Series will participate in the Series’ liquidating distributions, in accordance with the distributions in effect during the term and thereafter in proportion to their relative capital accounts.

Upon the sale of an Underlying Asset or the dissolution or termination of the Series, the Manager or an affiliate may be entitled to a repayment of its Operating Expenses Reimbursement Obligation, if any, as repayment of liabilities incurred related to Upkeep Fees on behalf of the Series. This may result in the reduction of liquidating distributions to Members.

Limitations on Transferability

The Operating Agreement and Series Agreement place substantial limitations upon transferability of the Interests. Any transferee (including a donee) must be a person or entity which would have been qualified to purchase an Interest in this Offering and a transferee may not become a substituted Member without the consent of the Manager. A transferee who does not become a substituted Member will own an economic interest which entitles him or her only to the share of income or return of capital to which the transferor would be entitled. In addition, there are certain rights of first refusal on any transfer.

Term of the Company

The Manager intends to operate the Company on a perpetual basis until a dissolution event.

Dispute Resolution

The Company and the Operating Agreement will be governed by Nevada law and any dispute in relation to the Company and the Operating Agreement is subject to the dispute resolution provisions set forth therein. If an Interest Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement, it would be required to do so in compliance with these dispute resolution provisions. Notwithstanding the foregoing, mandatory arbitration provisions set forth therein do not apply to claims made under federal and state securities laws.

Listing

The Interests are not currently listed or quoted for trading on any national securities exchange or national quotation system.

Transfer Agent and Registrar

The company has appointed Vertalo, Inc. as its SEC-registered transfer agent.

160

MATERIAL UNITED STATES TAX CONSIDERATIONS

The following is a summary of the material United States federal income tax consequences of the ownership and disposition of the Interests to United States holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (the “IRS”), with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any United States state or local or any non-United States jurisdiction or under United States federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an Investor’s particular circumstances or to Investors that may be subject to special tax rules, including, without limitation:

(i)	banks, insurance companies or other financial institutions;

(ii)	persons subject to the alternative minimum tax;

(iii)	tax-exempt organizations;

(iv)	dealers in securities or currencies;

(v)	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

(vi)	persons that own, or are deemed to own, more than five percent of our Interests (except to the extent specifically set forth below);

(vii)	certain former citizens or long-term residents of the United States;

(viii)	persons who hold our Interests as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

(ix)	persons who do not hold our Interests as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

(x)	persons deemed to sell our Interests under the constructive sale provisions of the Code.

You are urged to consult your tax advisor with respect to the application of the United States federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our Interests arising under the United States federal estate or gift tax rules or under the laws of any United States state or local or any foreign taxing jurisdiction or under any applicable tax treaty.

161

Definitions

U.S. Holder. A “U.S. Holder” includes a beneficial owner of the Interests that is, for U.S. federal income tax purposes, an individual citizen or resident of the United States.

Taxation of each Series of Interests as a “C” Corporation

The Company, although formed as a Nevada series limited liability company eligible for tax treatment as a “partnership,” has affirmatively elected for each Series of Interests to be taxed as a “C” corporation under Subchapter C of the Code for all federal and state tax purposes. Thus, each Series of Interests will be taxed at regular corporate rates on its taxable income before making any distributions to Interest Holders as described below. The current Federal tax rate on corporations is 21%.

Taxation of Distributions to Investors

Distributions to U.S. Holders out of the Company’s current or accumulated earnings and profits will be taxable as dividends. A U.S. Holder who receives a distribution constituting “qualified dividend income” may be eligible for reduced federal income tax rates. U.S. Holders are urged to consult their tax advisors regarding the characterization of corporate distributions as “qualified dividend income”. Distributions in excess of the Company’s current and accumulated earnings and profits will not be taxable to a U.S. Holder to the extent that the distributions do not exceed the adjusted tax basis of the U.S. Holder’s Interests. Rather, such distributions will reduce the adjusted basis of such U.S. Holder’s Interests. Distributions in excess of current and accumulated earnings and profits that exceed the U.S. Holder’s adjusted basis in its Interests will be taxable as capital gain in the amount of such excess if the Interests are held as a capital asset. Investors should note that Section 1411 of the Code, added by the Health Care and Education Reconciliation Act of 2010, added a new 3.8% tax on certain investment income (the “3.8% NIIT”), effective for taxable years beginning after December 31, 2012. In general, in the case of an individual, this tax is equal to 3.8% of the lesser of (i) the taxpayer’s “net investment income” or (ii) the excess of the taxpayer’s adjusted gross income over the applicable threshold amount ($250,000 for taxpayers filing a joint return, $125,000 for married individuals filing separate returns and $200,000 for other taxpayers). In the case of an estate or trust, the 3.8% tax will be imposed on the lesser of (x) the undistributed net investment income of the estate or trust for the taxable year, or (y) the excess of the adjusted gross income of the estate or trust for such taxable year over a beginning dollar amount (currently $7,500 of the highest tax bracket for such year). U.S. Holders should note that for tax years beginning in 2013 and thereafter dividends will be included as investment income in the determination of “net investment income” under Section 1411(c) of the Code.

Taxation of Dispositions of Interests

Upon any taxable sale or other disposition of our Interests, a U.S. Holder will recognize gain or loss for federal income tax purposes on the disposition in an amount equal to the difference between the amount of cash and the fair market value of any property received on such disposition; and the U.S. Holder’s adjusted tax basis in the Interests. A U.S. Holder’s adjusted tax basis in the Interests generally equals his or her initial amount paid for the Interests and decreased by the amount of any distributions to the Investor in excess of the Company’s current or accumulated earnings and profits. In computing gain or loss, the proceeds that U.S. Holders receive will include the amount of any cash and the fair market value of any other property received for their Interests, and the amount of any actual or deemed relief from indebtedness encumbering their Interests. The gain or loss will be long-term capital gain or loss if the Interests are held for more than one year before disposition. Long-term capital gains of individuals, estates and trusts currently are taxed at a maximum rate of 20% (plus any applicable state income taxes) plus the 3.8% NIIT. The deductibility of capital losses may be subject to limitation and depends on the circumstances of a particular U.S. Holder; the effect of such limitation may be to defer or to eliminate any tax benefit that might otherwise be available from a loss on a disposition of the Interests. Capital losses are first deducted against capital gains, and, in the case of non-corporate taxpayers, any remaining such losses are deductible against salaries or other income from services or income from portfolio investments only to the extent of $3,000 per year.

162

Backup Withholding and Information Reporting

Generally, the Company must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you.

Payments of dividends or of proceeds on the disposition of the Interests made to you may be subject to additional information reporting and backup withholding at a current rate of 24% unless you establish an exemption. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person.

Backup withholding is not an additional tax; rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

The preceding discussion of United States federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular United States federal, state and local and foreign tax consequences, if applicable, of purchasing, holding and disposing of our Interests, including the consequences of any proposed change in applicable laws.

163

WHERE TO FIND ADDITIONAL INFORMATION

The Manager will answer inquiries from potential Investors in the Offerings concerning any of the Series of Interests, the Company, the Manager and other matters relating to the offer and sale of the Interests under the Offering Circular and Offering Circular Supplements. The Company will afford the potential Investors in the Interests the opportunity to obtain any additional information to the extent the Company possesses such information or can acquire such information without unreasonable effort or expense that is necessary to verify the information in this Offering Circular.

All potential Investors in the Interests are entitled to review copies of any other agreements relating to the Series described in the Offering Circular and Offering Circular Supplements, if any. In the Subscription Agreement, you will represent that you are completely satisfied with the results of your pre-investment due diligence activities.

Any statement contained herein or in any document incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Offering Circular and Offering Circular Supplements to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of the Offering Circular and Offering Circular Supplements, except as so modified or superseded.

Requests and inquiries regarding the Offering Circular and Offering Circular Supplements should be directed to:

My Racehorse CA LLC

120 Kentucky Ave., Suite 110

Lexington, KY 40502

E-Mail: support@myracehorse.com

Tel: 888-697-2234

Attention: Michael Behrens

We will provide requested information to the extent that we possess such information or can acquire it without unreasonable effort or expense.

164

Index to Financial Statements

Audited Financial Statements as of December 31, 2021 and 2020 and for the years then ended

165

INDEPENDENT AUDITOR’S REPORT

April 14, 2022

To:  Experiential Squared, Inc as manager of My Racehorse CA LLC

Re:  2021-2020 Financial Statement Audit

We have audited the accompanying financial statements of MY RACEHORSE CA, LLC (a series limited liability company organized in Nevada) (the “Company”), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in members’ equity, and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to such financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations, changes in members’ equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying restated financial statements have been prepared assuming that the Company will continue as a going concern. However, there is substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC

Aurora, Colorado

April 14, 2022

F-1

MY RACEHORSE CA LLC

BALANCE SHEETS

See accompanying Independent Auditor’s Report

As of December 31, 2021 and 2020

	2021	2020

ASSETS
Current Assets:
Cash and cash equivalents	$–	$–
Horse reserve funds receivable from Manager (see Note 4)	3,668,322	1,470,649
Prepaid expense	129,722	675,019
Total Current Assets	3,798,044	2,145,668

Non-Current Assets:
Horse assets, net of accumulated depreciation (see Note 2)	10,897,198	9,713,216
Total Non-Current Assets	10,897,198	9,713,216

TOTAL ASSETS	$14,695,242	$11,858,884

LIABILITIES AND MEMBERS' EQUITY
Liabilities:
Current Liabilities:
Acquisition advances payable to Manager (see Note 4)	$3,764,514	$1,119,860
Accrued expense	60,302	9,301
Interest payable	46,956	26,769
Total Current Liabilities	3,871,772	1,155,930

Long-term Liabilities:
Long-term debt - related party	3,022,807	2,576,218
Total Long-term Liabilities	3,022,807	2,576,218

Total Liabilities	6,894,579	3,732,148

Members' Equity:
Membership in My Racehorse CA, LLC	324,928	11,843
Subscriptions in series, net of distributions (See Note 6)	24,572,224	14,902,854
Accumulated deficit	(17,096,489)	(6,787,961)
Total Members' Equity	7,800,663	8,126,736

TOTAL LIABILITIES AND MEMBERS' EQUITY	$14,695,242	$11,858,884

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-2

MY RACEHORSE CA LLC

STATEMENTS OF OPERATIONS

See accompanying Independent Auditor’s Report

For the years ended December 31, 2021 and 2020

	2021	2020

Revenues	$2,608,565	$1,455,916
Cost of Revenues	(4,362,914)	(1,805,350)
Gross Profit/(Loss)	(1,754,349)	(349,434)

Operating Expense:
Depreciation	5,593,064	2,676,696
Management charges	1,949,857	1,917,883
General and administrative	374,367	237,678
Total Operating Expenses	7,917,288	4,832,257

Loss from Operations	(9,671,637)	(5,181,691)

Other Income/(Expense):
Gain/(loss) on disposition of horses	(677,233)	(113,569)
Debt forgiveness	97,621	–
Interest expense	(57,279)	(34,989)
Total Other Expenses	(636,891)	(148,558)

Provision for Income Taxes	–	–

Net Loss	$(10,308,528)	$(5,330,249)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-3

MY RACEHORSE CA LLC

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

See accompanying Independent Auditor’s Report

For the years ended December 31, 2021 and 2020

	Membership in My Racehorse CA LLC	Subscriptions in Series	Accumulated Deficit	Total Members' Equity

Balance at January 1, 2020	$11,843	$3,216,968	$(1,457,712)	$1,771,099

Subscriptions received in horse series	–	11,924,496	–	11,924,496
Distributions from horse series	–	(238,610)	–	(238,610)
Net loss	–	–	(5,330,249)	(5,330,249)
Balance at December 31, 2020	11,843	14,902,854	(6,787,961)	8,126,736

Subscriptions received in horse series	–	11,400,929	–	11,400,929
Distributions from horse series	–	(1,731,559)	–	(1,731,559)
Contribution by manager	313,085	–	–	313,085
Net loss	–	–	(10,308,528)	(10,308,528)
Balance at December 31, 2021	$324,928	$24,572,224	$(17,096,489)	$7,800,663

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-4

MY RACEHORSE CA LLC

STATEMENTS OF CASH FLOWS

See accompanying Independent Auditor’s Report

For the years ended December 31, 2021 and 2020

	2021	2020
Cash Flows From Operating Activities
Net Loss	$(10,308,528)	$(5,330,249)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	5,593,064	2,676,696
Loss/(gain) on disposal of horse ownership	677,233	113,569
Non-cash management fees	–	75,000
Gain on debt forgiveness	(97,621)	–
Changes in operating assets and liabilities:
Change in accounts receivables	–	3,770
Change in prepaid expense	63,523	(123,030)
Change in other assets	481,774	(481,774)
Change in accrued expense	51,002	9,301
Change in accrued interest payable	20,187	26,746
Net Cash Used In Operating Activities	(3,519,366)	(3,029,971)

Cash Flows From Investing Activities
Purchase of horse assets	(7,782,659)	(6,534,116)
Proceeds from horse disposition	328,379	–
Net Cash Used In Investing Activities	(7,454,280)	(6,534,116)

Cash Flows From Financing Activities
Subscriptions received in horse series	11,400,929	11,924,496
Distributions from horse series	(1,731,559)	(238,610)
Capital contributions	313,085	–
Horse revenues, net of expenses, applied to related party loans	544,210	(493,058)
Net advances/(repayments) in amount due to manager	446,981	(1,628,741)
Net Cash Provided by Financing Activities	10,973,646	9,564,087

Net Change In Cash	–	–

Cash at Beginning of Period	–	–
Cash at End of Period	$–	$–

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$–	$–
Cash paid for income taxes	$–	$–

Supplemental Disclosure of Non-Cash Activities:
Horses purchased by issuance of related party notes payable	$–	$2,978,670
Non-cash management fees	$–	$75,000

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-5

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

NOTE 1: NATURE OF OPERATIONS

My Racehorse CA LLC d/b/a MyRaceHorse.com (the “Company”) is an early-stage investment series limited liability company established by the manager, Experiential Squared, Inc. (the “Manager”), to invest in individual interests in thoroughbred, quarter and Standardbred horses through underlying Series LLCs. The Company aims to democratize the ownership of racehorses through a self-developed web-based platform and allow fans to experience racehorse ownership by investing in Series LLCs with other like-minded fans. The Company is headquartered in Claremont, CA. The Company was formed in 2016.

Since inception, the Company has relied on advances from founders and raising capital to fund its operations. The Company will likely incur losses prior to generating positive working capital. These matters raise substantial doubt about the Company’s ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a Regulation A securities campaign (see Note 10), capital contributions from the founder, and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2021, the Company had no cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2021, and 2020, the Company has no outstanding accounts receivable. However, all of the cash of the Company is held by the Manager on behalf of the Company.

F-6

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years. Horse assets are depreciated using the straight-line method over 36 months with no estimated salvage value. A horse is treated as placed in service upon its acquisition by the Company.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2021, and December 31, 2020, the Company has $20,953,945 and $13,171,287, respectively recorded, at cost, in horse assets.

As of December 31, 2021, property and equipment consisted of the following:

Series Name	Horse Asset plus Acquisition Costs	Less: Depreciation through December 31, 2021	Total
Closed-MRH Amers	$ 6,000	$ (6,000)	$ -
Closed-MRH Bullion	6,000	(6,000)	-
Closed-MRH Cairo Kiss	27,800	(27,800)	-
Closed-MRH Dancing Destroyer	17,238	(17,238)	-
Closed-MRH Kiana's Love	10,600	(10,600)	-
Closed-MRH Madarnas	10,000	(10,000)	-

F-7

Series Name	Horse Asset plus Acquisition Costs	Less: Depreciation through December 31, 2021	Total
Closed-MRH Major Implications	$ 2,500	$ (2,500)	$ -
Closed-MRH Moonless Sky	12,000	(12,000)	-
Closed-MRH Night of Idiots	8,740	(8,740)	-
Closed-MRH Nileist	11,700	(11,700)	-
Closed-MRH Noble Goddess	18,000	(18,000)	-
Closed-MRH Sauce On Side	15,000	(15,000)	-
Closed-MRH Shake It Up Baby	11,000	(11,000)	-
Closed-MRH Soul Beam	23,075	(23,075)	-
Closed-MRH Swiss Minister	7,500	(7,500)	-
Closed-MRH Takeo Squared	15,000	(15,000)	-
Closed-MRH Tavasco Road	10,000	(10,000)	-
Closed-MRH Zestful	19,000	(19,000)	-
Closed-New York Claiming	36,236	(36,236)	-
Edge Dancing Crane	85,000	(24,707)	60,293
Edge Demogorgon	90,000	(5,484)	84,516
Edge Escape Route	42,400	(17,287)	25,113
Edge Halofied	55,000	(12,630)	42,370
Edge In Due Time	95,000	(21,815)	73,185
Edge National Road	85,000	(13,329)	71,671
Edge Tepeu	110,000	(25,259)	84,741
Edge Walk the Talk	84,000	(21,978)	62,022
Edge Without Delay	90,000	(16,833)	73,167
Edge Yes This Time	100,000	(33,692)	66,308
MRH A Mo Reay	164,000	(70,459)	93,541
MRH Above Suspicion	86,100	(37,652)	48,448
MRH American Heiress	344,250	(259,888)	84,363
MRH Authentic	4,359,157	(2,409,828)	1,949,330
MRH Balletic	472,500	(61,815)	410,685
MRH Bella Chica	25,000	(25,000)	-
MRH Big Mel	581,926	(581,926)	-
MRH Can't Hush This	198,000	(84,883)	113,117
MRH Carpe Vinum	129,300	(111,833)	17,467
MRH Carrothers	322,355	(90,502)	231,853
MRH CB Bundle	633,623	(45,671)	587,952
MRH Chasing Time	262,500	(60,937)	201,563
MRH Classic Cut	252,000	(33,194)	218,806

F-8

Series Name	Horse Asset plus Acquisition Costs	Less: Depreciation through December 31, 2021	Total
MRH Collusion Illusion	$ 550,000	$ (214,875)	$ 335,125
MRH Cornice Traverse	157,500	(36,085)	121,415
MRH Daddy's Joy	48,000	(42,662)	5,338
MRH Daring Dancer 20	47,250	(4,856)	42,394
MRH Deep Cover	82,000	(48,170)	33,830
MRH Desire Street 19	85,680	(18,196)	67,485
MRH Dolce Notte	73,800	(31,570)	42,230
MRH Duke of Love	89,250	(18,519)	70,731
MRH Echo Warrior 19	170,100	(44,811)	125,289
MRH Filly Four	1,426,452	(1,089,587)	336,865
MRH Forbidden Kingdom	153,000	(66,867)	86,133
MRH Frosted Oats	102,500	(44,322)	58,178
MRH Future Stars Stable	335,500	(144,750)	190,750
MRH Going to Vegas	318,750	(89,121)	229,629
MRH Grand Traverse Bay 20	39,375	(3,776)	35,599
MRH Howboutdemapples	60,000	(60,000)	-
MRH Inalattetrouble	79,950	(34,201)	45,749
MRH Infinite Empire	147,600	(63,823)	83,777
MRH Iron Works	294,525	(68,372)	226,153
MRH Kanthari	307,913	(79,185)	228,727
MRH Laforgia	229,500	(100,300)	129,200
MRH Lane Way	392,932	(250,694)	142,238
MRH Lookwhogotlucky	47,150	(20,126)	27,024
MRH Magical Ways	252,000	(58,278)	193,722
MRH Malibu Mayhem	95,550	(21,928)	73,622
MRH Man Among Men	147,600	(63,823)	83,777
MRH Micro Share	240,975	(55,728)	185,247
MRH Miss Puzzle	13,730	(13,730)	-
MRH Miss Sakamoto	157,500	(36,424)	121,076
MRH Mo Mischief	255,000	(255,000)	-
MRH Mrs Whistler	84,000	(19,352)	64,648
MRH Naismith	164,250	(73,118)	91,132
MRH NY Exacta	215,000	(104,418)	110,582
MRH Ocean Magic 18	15,606	(15,606)	-
MRH Our Miss Jones 19	63,000	(14,458)	48,542
MRH Popular Demand	161,953	(161,953)	-

F-9

Series Name	Horse Asset plus Acquisition Costs	Less: Depreciation through December 31, 2021	Total
MRH Power Up Paynter	$ 60,000	$ (60,000)	$ -
MRH Provocateur	246,000	(105,689)	140,311
MRH Quantum Theory	45,000	(19,208)	25,792
MRH Regal Rebel	126,000	(26,307)	99,693
MRH Rosie's Alibi	656,250	(86,442)	569,809
MRH Sacred Beauty	32,800	(14,029)	18,771
MRH Salute to America	84,000	(17,430)	66,570
MRH Search Engine	334,688	(77,105)	257,582
MRH Sixtythreecaliber	125,000	(53,819)	71,181
MRH Solar Strike	244,340	(244,340)	-
MRH Song of Bernadette 20	294,525	(38,531)	255,994
MRH Star Six Nine	147,000	(38,525)	108,475
MRH Storm Shooter	180,000	(93,667)	86,333
MRH Straight No Chaser	115,500	(23,966)	91,534
MRH Tap the Gavel	241,500	(55,637)	185,863
MRH Thirteen Stripes	100,000	(51,759)	48,241
MRH Tizamagician	121,545	(108,040)	13,505
MRH Tufnel	163,800	(12,762)	151,038
MRH Two Trail Sioux 17K	24,750	(24,750)	-
MRH Vertical Threat	64,650	(64,650)	-
MRH Vow	147,000	(33,866)	113,134
MRH War Safe	94,500	(17,107)	77,393
MRH Who Runs the World	321,300	(42,034)	279,266
P-MRH Amandrea	115,500	(115,500)	-
P-MRH Ancient Royalty	76,500	(76,500)	-
P-MRH Annahilate	74,250	(74,250)	-
P-MRH Kichiro	15,500	(15,500)	-
P-MRH Lazy Daisy	123,188	(123,188)	-
P-MRH Sigesmund	10,000	(10,000)	-
P-MRH Squared Straight	22,500	(22,500)	-
P-MRH Street Band	45,000	(45,000)	-
P-MRH Utalknboutpractice	11,970	(11,970)	-
P-MRH Wayne O	450,000	(450,000)	-
Total	$ 20,953,945	$ (10,056,748)	$ 10,897,198

F-10

Depreciation totaled $5,593,064 and $2,676,696 for the years ended December 31, 2021 and 2020, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company’s contracts to provide goods to customers. Revenues are recognized when control of the promised goods are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted January 1, 2019 and applied to the periods presented using the full retrospective method. The Company generally recognizes revenues upon earning income from its horses.

Costs of Revenues

Costs of revenues include horse related expenses such as insurance, photography, stables and training, transportation and veterinary, depreciation, and gains/losses on horse disposals.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

F-11

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code (IRC), all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns. However, the Company has elected, in accordance with IRC, to treat each of the individual series as separate subchapter C corporations for tax purposes. No tax provision has been recorded for any series through the balance sheet date as each is in a taxable loss position and no future tax benefits can be reasonably anticipated.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Reclassifications of Prior Year Balances

Certain balances from the December 31, 2020 statement of operations and statement of cash flows were reclassified to conform to current year presentation. There was no change in the Company’s net loss or net equity position from these reclassifications.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits since inception, has sustained a net loss of $10,308,528 during the year ended December 31, 2021, and is dependent upon its manager for financing its operations. The Company’s financial performance is impacted by several key factors. Expenses such as training and care, veterinary, and depreciation are incurred from the date of acquisition, however; series revenues will not commence until the horses begin racing sometime during their two-year-old season. Additionally, as horses continue to mature the series will have increased opportunity to generate greater revenue to offset their ongoing expenses. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

In making this assessment, management weighed the significance of the factors, conditions, and events considered. Management based the conclusion primarily on the inception-to-date cumulative losses. These factors were determined to be the primary drivers of the Company’s ability to sustain its operating costs in the near term. Management also performed an analysis of its operations through the issuance of these financial statements and funding options currently available to it, including a line of credit available to its manager and its manager’s ability and intent to fund any operational needs for the coming year.

Management concluded that its plans successfully alleviate the substantial doubt to the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

F-12

NOTE 4: ADVANCES FROM MANAGER

To fund its organizational and start-up activities as well as to advance funds on behalf of a series to purchase horse assets, the Manager has covered the expenses and costs of the Company and its series thus far on an interest-bearing revolving line of credit. The manager is entitled to 2.38% interest on the outstanding balance as well as profit participation on the unsold shares. To date the manager has waived and interest due from the series. The Company will evaluate when is best to repay the Manager depending on operations and fundraising ability. In general, the Company will repay the Manager for funds extended to acquire horse assets from the series subscription proceeds (less the applicable management fee), as they are received. Additionally, the Manager maintains cash reserves on behalf of each of the series of the Company to cover expenses of the series’ operations.

In the table below, the Company outlines the positions of borrowings and amounts owed to it by the Manager:

Series Name	Horse reserve account owed to/(by) Series	(Horse acquisition loans owed to Manager)	Net amount owed to/(by) Series
Edge Dancing Crane	$ (605)	$ -	$ (605)
Edge Demogorgon	5,598	-	5,598
Edge Escape Route	23,489	-	23,489
Edge Halofied	2,691	(22,050)	(19,359)
Edge In Due Time	(5,677)	-	(5,677)
Edge National Road	3,489	(109,990)	(106,501)
Edge Tepeu	7,670	-	7,670
Edge Walk the Talk	(2,114)	-	(2,114)
Edge Without Delay	12,071	(24,200)	(12,129)
Edge Yes This Time	18,364	-	18,364
MRH A Mo Reay	13,825	-	13,825
MRH Above Suspicion	15,485	-	15,485

F-13

Series Name	Horse reserve account owed to/(by) Series	(Horse acquisition loans owed to Manager)	Net amount owed to/(by) Series
MRH American Heiress	$ 9,334	$ -	$ 9,334
MRH Authentic	(275,776)	-	(275,776)
MRH Balletic	181,899	(488,988)	(307,089)
MRH Bella Chica	(16,506)	-	(16,506)
MRH Can't Hush This	25,063	-	25,063
MRH Carpe Vinum	(39,137)	-	(39,137)
MRH Carrothers	54,026	(93,061)	(39,036)
MRH CB Bundle	323,639	(994,500)	(670,861)
MRH Chasing Time	124,529	(44)	124,485
MRH Classic Cut	155,443	-	155,443
MRH Collusion Illusion	8,051	-	8,051
MRH Cornice Traverse	89,610	-	89,610
MRH Daddy's Joy	(13,907)	-	(13,907)
MRH Daring Dancer 20	29,717	(81,000)	(51,283)
MRH Deep Cover	7,639	-	7,639
MRH Desire Street 19	63,161	(1,538)	61,623
MRH Dolce Notte	14,472	-	14,472
MRH Duke of Love	102,081	(82,921)	19,160
MRH Echo Warrior 19	94,050	(105,157)	(11,107)
MRH Filly Four	13,645	-	13,645
MRH Forbidden Kingdom	23,801	-	23,801
MRH Frosted Oats	24,375	-	24,375
MRH Future Stars Stable	49,619	-	49,619
MRH Going to Vegas	42,836	-	42,836
MRH Grand Traverse Bay 20	29,460	(72,600)	(43,140)
MRH Howboutdemapples	15,715	-	15,715
MRH Inalattetrouble	22,857	-	22,857
MRH Infinite Empire	19,869	-	19,869
MRH Iron Works	71,245	-	71,245
MRH Kanthari	38,119	-	38,119
MRH Laforgia	40,324	-	40,324
MRH Lane Way	(14,839)	-	(14,839)
MRH Lookwhogotlucky	12,298	-	12,298
MRH Magical Ways	96,692	(139,613)	(42,920)
MRH Malibu Mayhem	85,080	(2,953)	82,127
MRH Man Among Men	19,853	-	19,853

F-14

Series Name	Horse reserve account owed to/(by) Series	(Horse acquisition loans owed to Manager)	Net amount owed to/(by) Series
MRH Micro Share	62,342	-	62,342
MRH Miss Puzzle	(741)	-	(741)
MRH Miss Sakamoto	88,070	(49,618)	38,452
MRH Mrs Whistler	113,577	(54,615)	58,962
MRH Naismith	8,314	-	8,314
MRH NY Exacta	34,103	-	34,103
MRH Ocean Magic 18	(6,171)	-	(6,171)
MRH Our Miss Jones 19	74,151	(161,160)	(87,009)
MRH Power Up Paynter	(30,399)	-	(30,399)
MRH Provocateur	34,775	-	34,775
MRH Quantum Theory	14,634	-	14,634
MRH Regal Rebel	115,811	-	115,811
MRH Rosie's Alibi	198,118	(291,312)	(93,194)
MRH Sacred Beauty	11,491	-	11,491
MRH Salute to America	108,755	-	108,755
MRH Search Engine	84,970	-	84,970
MRH Sixtythreecaliber	18,601	-	18,601
MRH Song of Bernadette 20	109,777	(230,118)	(120,341)
MRH Star Six Nine	126,095	-	126,095
MRH Storm Shooter	(470)	-	(470)
MRH Straight No Chaser	138,487	(281,353)	(142,867)
MRH Tap the Gavel	115,344	-	115,344
MRH Thirteen Stripes	25,528	-	25,528
MRH Tizamagician	12,114	-	12,114
MRH Tufnel	93,794	(3,004)	90,790
MRH Vertical Threat	139,563	-	139,563
MRH Vow	113,250	(152)	113,098
MRH War Safe	130,270	(161,454)	(31,184)
MRH Who Runs the World	111,546	(313,113)	(201,567)
Total	$ 3,668,322	$ (3,764,514)	$ (96,192)

NOTE 5: LOANS PAYABLE – RELATED PARTY

The Company acquired the horse asset in the MRH Palace Foal series via a $15,606 convertible profit participating loan from Michael Behrens, a principal of the Manager of the Company. The convertible profit participating loan bears a 2.38 percent per annum interest rate and is due either when the MRH Palace Foal series is fully subscribed or converted into the unsold units of the MRH Palace Foal. During the time the convertible profit participating loan is outstanding, the underlying cash flow of the MRH Palace Foal series accrues to the loan holder. $15,606 was outstanding on this loan as of both December 31, 2021 and 2020.

F-15

In 2020, with the purchase of the MRH Authentic horse asset the Company agreed to pay purchase bonuses (kickers) upon the achievement of certain milestones. Kickers of $2,443,750 were earned in 2020 and were recognized as a loan payable obligation to the co-owner Spendthrift Farm LLC, a related party, and capitalized as additional horse asset purchase costs. The loan is to be repaid out of the underlying horse income, net of expenses incurred by the co-owner resulting from the horse’s breeding career. The loan bears interest at 1.65%. The net horse income applied against this loan in 2021 was $0 and interest expense of $28,340 was recorded against this loan in 2021. As of December 31, 2021, and 2020, the outstanding balance of the loan was $1,893,474 and $1,865,134, respectively.

The Company’s manager was entitled to certain unpaid management fees related to the MRH Authentic horse, which totaled $75,000 in 2020 and remained outstanding to the Manager in such amount as of both December 31, 2021 and 2020.

In conjunction with the purchase of the Filly Four series, a portion of the horse purchase price amounting to $534,920 was deferred to be paid out to the co-owner Spendthrift Farm LLC, a related party, from future income from the residual value resulting from the sale of the horse(s).  $446,051 and $534,920 remains due and payable on this loan as of December 31, 2021 and 2020, respectively.

The Company’s manager and another related party, Spendthrift Farm LLC, paid certain training costs on behalf of the Company during 2020 and 2021. As of December 31, 2021, and 2020, $592,676 and $85,558 remained outstanding on these agreements, respectively. The note will be repaid at the close of the series from the residual value upon the sale of the horse.

Interest expense of $57,279 and $34,989 was incurred on these related party obligations for the years ended December 31, 2021 and 2020, respectively. Accrued interest payable on these obligations totaled $46,956 and $26,769 as of December 31, 2021 and 2020, respectively.

NOTE 6: MEMBERS’ EQUITY

Series Subscriptions

The Company has received membership subscriptions for the following LLC series as of December 31, 2021:

Series Name	Units Offered	Units Tendered	Subscription Amount
Action Bundle	10,000	10,000	$ 310,000
Amandrea	550	550	$ 162,250
Ambleside Park 19	410	410	$ 84,050
Amers	75	75	$ 10,500
Apple Down Under 19	600	600	$ 103,800
Ari the Adventruer 19	5,100	5,100	$ 433,500
Athenian Beauty 19	1,800	1,800	$ 84,600
Authentic	12,500	12,500	$ 2,575,000
Awe Hush 19	1,800	1,800	$ 295,200
Bella Chica	100	100	$ 38,000
Big Mel	6,000	6,000	$ 726,000
Black Escort 19	20	15	$ 75,000

F-16

Series Name	Units Offered	Units Tendered	Subscription Amount
Blue Jeans 20	10,000	10,000	$ 510,000
Bullion	25	25	$ 11,750
Cairo Kiss	80	80	$ 44,400
Carrothers	5,100	4,016	$ 405,616
Cayala 19	4,100	4,100	$ 373,100
Chad Brown Bundle	5,000	-	$ -
Classofsixtythree 19	1,000	1,000	$ 193,000
Co Cola 19	5,100	5,100	$ 540,600
Collusion Illusion	25,000	25,000	$ 750,000
Consecrate 19	410	410	$ 64,370
Count to Eleven 20	5,200	5,143	$ 318,866
Courtisane 19	10,000	10,000	$ 490,000
Daddy’s Joy	600	600	$ 108,000
Dancing Crane	20	20	$ 122,000
Daring Dancer 20	750	-	$ -
De Mystique 17	250	250	$ 35,000
Deep Cover	800	800	$ 176,000
Demogorgon	20	20	$ 128,000
Desire Street19	1,020	1,011	$ 203,211
Echo Warrior 19	6,000	3,867	$ 224,286
Escape Route	10	10	$ 62,952
Essential Rose 20	10,000	6,736	$ 707,280
Exonerated 19	820	820	$ 138,580
The Filly Four	8,000	8,000	$ 1,440,000
Frosted Oats	4,100	4,100	$ 172,200
Future Stars Stable	10,000	10,000	$ 500,000
Going to Vegas	5,100	5,100	$ 438,600
Got Stormy	5,100	5,100	$ 229,500
Grand Traverse Bay 19	750	750	$ 335,250
Grand Traverse Bay 20	750	-	$ -
Into Summer 19	650	641	$ 247,426
Just Louise 19	1,020	1,020	$ 233,580
Keertana 18	5,100	5,100	$ 510,000
Kiana’s Love	200	200	$ 24,000
Kichiro	200	200	$ 26,000
Lane Way	6,000	6,000	$ 540,000
Latte Da 19	4,100	4,100	$ 143,500
Lazy Daisy	1,250	1,250	$ 143,750

F-17

Series Name	Units Offered	Units Tendered	Subscription Amount
Lost Empire 19	10,200	10,200	$ 357,000
Lucy N Ethel 20	5,100	1,558	$ 162,032
Madarnas	50	50	$ 17,500
Margarita Sangrita 17	600	600	$ 192,000
Major Implications	20	20	$ 4,600
Man Among Men	820	820	$ 223,860
Margaret Reay 19	820	820	$ 246,820
Margarita Friday 19	2,000	6	$ 996
Mayan Milagra 19	20	20	$ 170,000
Midnight Sweetie 19	820	820	$ 121,360
Miss Puzzle 17	125	125	$ 31,250
Miss Sakamoto	6,000	4,919	$ 265,626
Mo Mischief	5,100	5,100	$ 382,500
Monomoy Girl	10,200	10,200	$ 469,200
Moonless Sky	200	200	$ 22,000
Motion Emotion	1,020	1,020	$ 85,680
Mrs Whistler	2,000	1,531	$ 209,747
Naismith	2,000	2,000	$ 304,000
National Road	20	-	$ -
Night of Idiots	80	80	$ 20,000
Nileist	45	45	$ 23,850
Noble of Goddess	300	300	$ 33,000
NY Exacta	2,000	2,000	$ 456,000
New York Claiming Package	510	510	$ 71,400
Our Miss Jones 19	1,200	-	$ -
Palace Foal	510	-	$ -
Popular Demand	1,020	1,020	$ 248,880
Power Up Paynter	600	600	$ 114,000
Queen Amira 19	2,000	2,000	$ 330,000
Race Hunter19	10,000	9,999	$ 519,948
RicketyRacketyruss 20	10,000	2,809	$ 224,720
Salute to America	1,000	1,000	$ 273,000
Sauce on Side	125	125	$ 30,000
Shake It Up Baby	250	250	$ 32,500
Sigesmund	200	200	$ 20,000
Silverpocketsfull 19	5,100	5,100	$ 453,900
Social Dilemma	510	510	$ 85,170
Song of Bernadette 20	5,100	2,309	$ 223,973

F-18

Series Name	Units Offered	Units Tendered	Subscription Amount
Soul Beam	65	65	$ 39,650
Speightstown Belle 19	900	900	$ 125,100
Squared Straight	150	150	$ 40,500
Storm Shooter	2,000	2,000	$ 324,000
Street Band	50	50	$ 61,500
Sunny 18	6,000	6,000	$ 390,000
Sweet Sweet Annie	20	20	$ 150,000
Swiss Minister	50	50	$ 14,000
Takeo Squared	100	100	$ 27,000
Tapitry 19	820	820	$ 223,860
Tavasco Road	80	80	$ 18,400
Tell All 19	12	12	$ 126,000
Tell the Duchess 19	2,000	1,313	$ 186,446
Thirteen Stripes	1,000	1,000	$ 229,000
Tizamagician	600	600	$ 192,000
Two Trail Sioux 17	450	450	$ 135,000
Two Trial Sioux 17K	1	1	$ 29,720
Utalknboutpradtice	100	100	$ 30,000
Vertical Threat	600	600	$ 126,000
Vow	2,000	1,999	$ 357,821
War Safe	2,000	699	$ 102,054
Wayne O	6,000	6,000	$ 570,000
Who'sbeeninmybed 19	5,100	5,100	$ 377,400
Without Delay 19	20	16	$ 112,000
Wonder Upon a Star 19	10,000	10,000	$ 370,000
Yes This Time	10	10	$ 129,520
You Make Luvin Fun 19	6,000	3,810	$ 285,750
Zestful	100	100	$ 32,000

Totals	316,473	280,430	$ 26,719,950
Distributions to date			$ (2,150,466)
Total Subscriptions in Series			$ 24,569,485

The members of each of the Company’s series have certain rights with respect to the membership series they are subscribed to. Each series generally holds a single horse asset. A series member is entitled to their pro rata share of the net profits derived from the horse asset held in that series after deduction of expense allocations and direct expenses attributable to the underlying horse asset, based on their percentage of the total outstanding membership interests in that series.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

F-19

NOTE 7: RELATED PARTY TRANSACTIONS

The Company’s Manager has advanced funds to and holds cash reserves on behalf of various of the Company’s series funds. See Note 4 for further discussions.

The Company has various loans outstanding with related parties, as described in Note 5.

Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

Long-Term Debt

The Company acquired the horse asset in the MRH Palace Foal series via a $15,606 convertible profit participating loan from Michael Behrens, a principal of the Manager of the Company. The convertible profit participating loan bears a 2.38 percent per annum interest rate is due either when the MRH Palace Foal series is fully subscribed or converted into the unsold units of the MRH Palace Foal. During the time the convertible profit participating loan is outstanding, the underlying cash flow of the MRH Palace Foal series accrues to the loan holder.

NOTE 10: SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is planning to continue to raise capital through the issuance of securities exempt from registration under Regulation A in 2022.

Management’s Evaluation

Management has evaluated subsequent events through April 14, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

F-20